# U.S. Securities and Exchange Commission
### Washington, D.C. 20549
# FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

**For the fiscal year ended November 30, 2023**

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _____ to _____

Commission File Number 001-40767

# CRYO-CELL INTERNATIONAL, INC.
**(Exact Name of registrant as specified in its charter)**

| | |
|---|---|
| **DELAWARE** | **22-3023093** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**700 Brooker Creek Blvd, Suite 1800, Oldsmar, FL 34677**
(Address of principal executive offices) (Zip Code)
**Registrant's telephone number: (813) 749-2100**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | CCEL | NYSE American LLC |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    Yes ☐    No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☑ |
| Emerging growth company | ☐ | (Do not check if a smaller reporting company) | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of the error corrections are restatements that required a recovery analysis of incentive-based compensation received by any registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes ☐    No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant is computed by reference to the price at which the common stock was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (May 31, 2023) was $27,010,426.

As of February 28, 2024, there were 8,286,785 shares of Common Stock outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

None.

Auditor Firm Id: 344          Auditor Name: Wipfli LLP          Auditor Location: Atlanta, Georgia

# TABLE OF CONTENTS

**Page**

## PART I

FORWARD-LOOKING STATEMENTS 3

ITEM 1.   BUSINESS 3

ITEM 1A.  RISK FACTORS 14

ITEM 1B.  UNRESOLVED STAFF COMMENTS 30

ITEM 2.   PROPERTIES 30

ITEM 3.   LEGAL PROCEEDINGS 30

ITEM 4.   MINE SAFETY DISCLOSURES 31

## PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 32

ITEM 6.   RESERVED 32

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 33

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 43

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 44

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 83

ITEM 9A.  CONTROLS AND PROCEDURES 84

ITEM 9B.  OTHER INFORMATION 85

## PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 86

ITEM 11.  EXECUTIVE COMPENSATION 88

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 94

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 95

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES 96

## PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 97

ITEM 16.  FORM 10-K SUMMARY 100

SIGNATURES 101

**Forward-Looking Statements**

This Form 10-K, press releases and certain information provided periodically in writing or orally by the Company's officers or its agents may contain statements which constitute "forward-looking statements". The terms "Cryo-Cell International, Inc.," "Cryo-Cell," "Company," "we," "our" and "us" refer to Cryo-Cell International, Inc. The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof, if used, are intended to specifically identify forward-looking statements. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Those statements appear in a number of places in this Form 10-K and in other places, and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, our future performance and operating results, our future operating plans, our liquidity and capital resources; and our legal proceedings. Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. These uncertainties and other factors include the success product diversification, the Company's actual future ownership stake in future therapies emerging from its collaborative research partnerships, the success related to its IP portfolio, the Company's future competitive position in stem cell innovation, future success of its core business and the competitive impact of public cord blood banking on the Company's business, the success of the Company's initiative to expand its core business units to include biopharmaceutical manufacturing and operating clinics, the uncertainty of profitability from its biopharmaceutical manufacturing and operating clinics, the Company's ability to minimize future costs to the Company related to R&D initiatives and collaborations and the success of such initiatives and collaborations, the success and enforceability of the Company's umbilical cord blood and cord tissue license agreements, together with the associated intellectual property and their ability to provide the Company with royalty fees.

## ITEM 1.  BUSINESS.

### Introduction

Cryo-Cell International, Inc. (the "Company" or "Cryo-Cell") is a Delaware corporation that was incorporated in 1989. The Company is organized in three reportable segments; 1.) cellular processing and cryogenic storage for family use, with a current focus on the collection and preservation of umbilical cord blood and tissue stem cells, 2.) the manufacture of PrepaCyte® CB Processing System ("PrepaCyte CB") units, the processing technology used to process umbilical cord blood stem cells, and 3.) cellular processing and cryogenic storage of umbilical cord blood stem cells for public use. The Company, in combination with its global affiliates, currently stores over 235,000 cord blood and cord tissue specimens worldwide for the exclusive benefit of newborn babies and possibly other members of their families. Founded in 1989, the Company was the world's first private cord blood bank to separate and store stem cells in 1992. The Company's U.S.-based business operations, including the processing and storage of specimens, are handled from its headquarters facility in Oldsmar, Florida. The specimens are stored in commercially available cryogenic storage units at this technologically and operationally advanced facility.

In recent years, utilizing its infrastructure, experience and resources derived from its umbilical cord blood stem cell business, the Company has expanded its research and development activities to develop technologies related to stem cells harvested from sources beyond umbilical cord blood stem cells. During fiscal 2011, the Company introduced the advanced new cord tissue service, which stores a section of the umbilical cord tissue. The Company offers the cord tissue service in combination with the umbilical cord blood service.

### Cord Blood Stem Cell Processing and Storage Business

#### *Background of Business*

Nearly fifty years ago researchers discovered that cells could be cryopreserved at extremely low temperatures and all cellular activity would cease until the specimens were thawed. Historically, cryopreservation was required for organ transplants, blood banking and medical research. Today, cryopreservation of umbilical cord blood stem cells gives individuals the opportunity to potentially take advantage of evolving cellular therapies and other medical technologies.

Hematopoietic stem cells are the building blocks of our blood and immune systems. They form the white blood cells that fight infection, red blood cells that carry oxygen throughout the body and platelets that promote healing. These cells are found in bone marrow where they continue to generate cells throughout our lives. Stem cells can be stored in a cryogenic environment, and upon thawing, infused into a patient. They can be returned to the individual from whom they were taken (autologous) or donated to someone else (allogeneic). An individual's own bone marrow may be used for a transplant if the cancer has not entered the marrow system (metastasized). Otherwise, a marrow donor needs to be identified to provide the needed bone marrow. The availability of a marrow donor or matched stem cell specimen allows physicians to administer larger doses of chemotherapy or radiation in an effort to eradicate the disease. Stem cell therapies and transplants are used for both cancerous and non-cancerous diseases.

Stem cells are found in umbilical cord blood ("cord blood stem cells") and can be collected and stored after a baby is born. Over 50,000 cord blood stem cell transplants have been performed to date. The Company believes that many parents will want to save and store these cells for potential future use by their family, either for the donor or for another family member. Today, stem cell transplants are known and accepted treatments for at least 78 diseases, we believe, a number of them life-threatening. With continued research in this area of medical technology, other therapeutic uses for cord blood stem cells are being explored. Moreover, researchers believe they may be utilized in the future for treating diseases that currently have no cure.

It is the Company's mission to inform expectant parents and their prenatal care providers of the potential medical benefits from preserving stem cells and to provide them the means and processes for collection and storage of these cells. A vast majority of expectant parents are simply unaware that umbilical cord blood contains a rich supply of non-controversial stem cells and that they can be collected, processed and stored for the potential future use of the newborn and possibly related family members. A baby's stem cells are a perfect match for the baby throughout its life and have a 1-in-4 chance of being a perfect match and a 3-in-4 chance of being an acceptable match for a sibling. There is no assurance, however, that a perfect match means the cells could be used to treat certain diseases of the newborn or a relative. Today, it is still common for the cord blood (the blood remaining in the umbilical cord and placenta) to be discarded at the time of birth as medical waste.

Despite the potential benefits of umbilical cord blood stem cell preservation, the number of parents of newborns participating in stem cell preservation is still relatively small compared to the number of births (four million per annum) in the United States. Some reasons for this low level of market penetration are the misperception of the high cost of stem cell storage and a general lack of awareness of the benefits of stem cell preservation programs. However, evolving medical technology could significantly increase the utilization of the umbilical cord blood for transplantation and/or other types of treatments. The Company believes it offers the highest quality, highest value service targeted to a broad base of the market. We intend to maximize our growth potential through our superior quality, value-driven competitive leadership position, product differentiation, an embedded client base, increased public awareness and accelerated market penetration.

The Company believes that the market for cord blood stem cell preservation is enhanced by global discussion on stem cell research developments and the current focus on reducing prohibitive health care costs. With the increasing costs of bone marrow matches and transplants, a newborn's umbilical cord blood cells can be stored as a precautionary measure. Medical technology is constantly evolving which may provide new uses for cryopreserved cord blood stem cells.

### *Our Cord Blood Stem Cell Storage Services*

The Company enters into storage agreements with its clients under which the Company charges a fee for the processing and testing and first year of storage of the umbilical cord blood. Thereafter, the client is

4

charged an annual fee to store the specimen, unless the client entered into an 18-year pre-paid storage plan or a lifetime pre-paid storage plan.

The Company's corporate headquarters are located in a nearly 18,000 square-foot state-of-the-art current Good Manufacturing Practice and Good Tissue Practice (cGMP/cGTP)-compliant facility. Food and Drug Administration ("FDA") 21 CFR Part 1271, effective in May 2005, requires human cellular and tissue-based products to be manufactured in compliance with good tissue practices (cGTPs). In addition, the cellular products cryogenic storage area has been designed as a "bunker," with enhanced provisions for security, building fortification for environmental element protection and back-up systems for operational redundancies. The Company believes that it was the first private bank to process cord blood in a technologically and operationally advanced cGMP/cGTP-compliant facility. The Company's facility, which also currently houses the Company's client services, marketing and administrative operations, is designed to accommodate a broad range of events such as client tours and open houses, as well as educational workshops for clinicians and expectant parents.

Due to the limited storage capacity of its existing facility in Oldsmar, FL, the Company purchased a 56,000 square foot facility located near the Research Triangle Park in the Regional Commerce Center in Durham, North Carolina ("New Facility"). The Company believes it will have space for not only its existing and future internal storage needs, but also will have the capacity to offer third party pharmaceutical companies and medical institutions storage services, to set up a cellular therapy laboratory to manufacture mesenchymal stromal cells ("MSCs") and the Cryo-Cell Institute for Cellular Therapies under the same roof.

### *Competitive Advantages*

The Company believes that it provides several key advantages over its competitors, including:

- The world's first private cord blood bank, that in combination with its global affiliates, currently stores over 235,000 cord blood and cord tissue specimens worldwide,

- our facility's status as a cGMP- and cGTP-compliant private cord blood bank with AABB accreditation and FACT (the Foundation for the Accreditation for Cellular Therapy) accreditation,

- a state-of-the-art laboratory processing facility,

- utilization of a processing method using superior technology that yields the maximum recovery of healthy stem cells and provides superior red blood depletion over all other methods,

- a five-compartment cord blood freezer bag that allows for multiple uses of the baby's cord blood stem cells,

- a safe, secure and monitored storage environment,

- since inception, 100% viability rate of the Company's specimens upon thaw for therapeutic use,

- a state-of the-art, insulated collection kits,

- 7 day per week processing capability, and

- a payment warranty under which the Company agrees to pay $50,000 (effective February 1, 2012 this payment was increased to $75,000 for new clients, effective June 1, 2017 this payment was increased to $100,000 for new clients that choose the premium cord blood processing method, PrepaCyte CB) to its client if the umbilical cord blood product retrieved is used for a stem cell transplant for the donor or an immediate family member and fails to engraft, subject to various restrictions.

## Cord Tissue

In August 2011, the Company introduced its advanced new cord tissue service, which stores a section of the umbilical cord tissue. Approximately six inches of the cord tissue is procured and transported to the

Company's laboratory for processing, testing and cryopreservation for future potential use. Umbilical cord tissue is a rich source of MSCs, which have many unique functions including the ability to inhibit inflammation following tissue damage, to secrete growth factors that aid in tissue repair, and to differentiate into many cell types including neural cells, bone cells, fat cells and cartilage. MSCs are increasingly being researched in regenerative medicine for a wide range of conditions.

**Public Banking**

In June 2018, the Company acquired substantially all of the assets (the "Cord Purchase") of Cord:Use Cord Blood Bank, Inc., a Florida corporation ("Cord:Use"), in accordance with the definitive Asset Purchase Agreement between Cryo-Cell and Cord:Use (the "Purchase Agreement"), including without limitation Cord:Use's inventory of public cord blood units existing as of the closing date (the "Public Cord Blood Inventory"). The Public Cord Blood Inventory creates a large, ethnically diverse, high quality inventory of available cord blood stem cell units for those in need of life saving therapy. The Company collects cord blood units at hospitals in Florida, Arizona, and California. The Company's public inventory is stored in North Carolina, and the cord blood units are sold through the National Marrow Donor Program ("NMDP") located in Minnesota, who ultimately distributes the cord blood units to transplant centers located in the United States, and around the world.

**ExtraVault**

On July 18, 2022, the Company completed the purchase of a 56,000 square foot facility located near the Research Triangle Park in the Regional Commerce Center in Durham, North Carolina (the "New Facility"). The New Facility has space for not only its existing and future internal storage needs, but also has the capacity to offer third party pharmaceutical companies and medical institutions cold storage services ("ExtraVault" – see www.extravault.com), to set up a cellular therapy laboratory to manufacture MSCs from cord tissue and the space to consolidate the Cryo-Cell Institute for Cellular Therapies under the same roof.

The Company anticipates this New Facility will expand the Company's cryopreservation and cold storage business by introducing a new service, ExtraVault (www.extravault.com). With over 30 years of experience in handling biological specimens for both research and clinical use, Cryo-Cell intends to leverage this expertise and offer these biorepository services to biopharmaceutical companies and healthcare institutions. The new facility is being constructed to offer state-of-the-art biologic, reagent and vaccine storage at cost effective prices. A robust inventory management system is planned to be implemented that Cryo-Cell believes will allow customers to view their own inventory through a customer portal and place distribution orders online. As a result, it is anticipated ExtraVault will provide expertise, experience, customer electronic access and cost sensitive solutions to the Company's partners in the biopharma and healthcare industries.

**Marketing**

*Marketing Approach*

It is the Company's mission to inform expectant parents and their prenatal care providers of the potential medical benefits from preserving stem cells and to provide them the means and processes for collection and storage of these cells. Today, stem cell transplants are known and accepted treatments for approximately 80 diseases, a number of them life-threatening. With continued research in this area of medical technology, other therapeutic uses for cord blood stem cells are being explored. A vast majority of expectant parents are simply unaware that umbilical cord blood contains a rich supply of non-controversial stem cells and that they can be collected, processed and stored for the potential future use of the newborn and possibly related family members. A baby's stem cells are a perfect match for the baby throughout its life and have a 1-in-4 chance of being a perfect match and a 3-in-4 chance of being an acceptable match for a sibling. There is no assurance, however, that a perfect match means the cells could be used to treat certain diseases of the newborn or a relative. Today, it is still common for the cord blood (the blood remaining in the umbilical cord and placenta) to be discarded at the time of birth as medical waste.

Despite the potential benefits of umbilical cord blood stem cell preservation, the number of parents of newborns participating in stem cell preservation is still relatively small compared to the number of births (four million per annum) in the United States. Some reasons for this low level of market penetration are the misperception of the high cost of stem cell storage and a general lack of awareness of the benefits of stem cell preservation programs. However, evolving medical technology could significantly increase the utilization of the umbilical cord blood for transplantation and/or other types of treatments. The Company believes it offers the highest quality, highest value service targeted to a broad base of the market. We intend to maximize our growth potential through our superior quality, value-driven competitive leadership position, product differentiation, an embedded client base, increased public awareness and accelerated market penetration.

*Umbilical Cord Blood and Cord Tissue Services*

The Company markets its cord blood stem cell preservation services directly to expectant parents and by distributing information through obstetricians, pediatricians, childbirth educators, certified nurse-midwives and other related healthcare professionals. The Company believes that its revenues have been facilitated by a variety of referral sources, resulting from high levels of customer satisfaction. New expectant parent referrals during fiscal 2023 were provided by physicians, midwives and childbirth educators, and by client-to-client referrals and repeat clients storing the stem cells of their additional children.

The Company has a national sales force to increase its marketing activities with its clinical referral sources, including physicians, midwives and hospitals. Promotional activities also include advertisements in clinical journals and telemarketing activities. In addition, the Company exhibits at conferences, trade shows and other meetings attended by medical professionals. Significant portions of client referrals to the Company are from medical caregiver professionals.

To increase awareness among expectant parent audiences, the Company continues to promote its service through internet marketing. Expectant parents have also received information via emails and internet marketing campaigns.

The Company's client support team advisors are available by telephone to enroll clients and educate both expectant parents and the medical community on the life-saving potential of cord blood stem cell preservation.

The Company continues to use its website, www.cryo-cell.com, to market its services and to provide resource information to expectant parents. The site, which is frequently updated and improved, is divided into areas of interest, including sections for expectant parents, medical caregivers and investors. Expectant parents may request and receive information about the umbilical cord blood and cord tissue service and enroll online. Viewers may read about successful transplants using Cryo-Cell stored cord blood stem cells and access other topical information. Information on our website is not incorporated into this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K.

**Competition**

Growth in the number of families banking their newborn's cord blood stem cells has been accompanied by an increasing landscape of competitors. The Company competes against approximately 25 other national private cord blood banks.

Some of these competitors may have access to greater financial resources. Nevertheless, the Company believes it is currently well positioned to compete in the industry. Importantly, the Company believes that some competitors charge more for comparable (or even inferior) quality service. In addition, the Company possesses an industry-recognized AABB accreditation, and believes that it was the first private cord blood bank to process in a cGMP- and cGTP-compliant facility exceeding current FDA requirements. During 2014, the Company was granted FACT (the Foundation for the Accreditation for Cellular Therapy) accreditation. These achievements position Cryo-Cell as an industry quality leader as a cGMP- and cGTP-compliant private cord blood bank with AABB and FACT accreditations.

The Company believes that its longevity and experience; value-based pricing strategy; superior customer service; premier technical and operational expertise; state-of-the-art facilities; innovative marketing programs and its expansive client base will continue to provide a competitive advantage.

## Government Regulation

The Company is required to register with the FDA under the Public Health Service Act because of its ongoing cellular storage business and is subject to FDA inspection. This requirement applies to all establishments engaged in the recovery, processing, storage, labeling, packaging, or distribution of any Human Cells, Tissues, and Cellular and Tissue-Based Products ("HCT/Ps") or the screening or testing of a cell or tissue donor. In addition, with the purchase of the manufacturing rights to the PrepaCyte CB Processing System on June 30, 2015, Cryo-Cell is required to register this product as a Medical Device under the Federal Food, Drug, and Cosmetic Act which is also subject to FDA inspection. At November 30, 2023 and November 30, 2022, the Company was in compliance with these requirements.

The division of FDA which regulates HCT/Ps is the Center for Biologics Evaluation and Research ("CBER"). The section of FDA Code of Federal Regulations ("CFR") pertaining to cord blood is 21 CFR 1271. Since 2004, the FDA has formulated a "Tissue Action Plan" which consists of these three rules:

1. As of January 21, 2004, all cord blood banks are required to register with the FDA. Any cord blood bank which has a laboratory should be on the web page of FDA Registered Establishments.

2. The second rule was published May 20, 2004, and became effective May 25, 2005. It pertains to donor eligibility. This rule requires more screening of donors for communicable diseases.

3. The final rule establishes FDA standards of current Good Tissue Practice ("GTP") for laboratories which process HCT/Ps. This rule was published November 19, 2004, became effective May 25, 2005, and is intended to prevent contamination or cross-contamination during the handling of HCT/Ps.

These three FDA rules apply only to cord blood processed on or after the effective date of May 25, 2005. The final rule allows the FDA to inspect cord blood laboratories to determine compliance with the provisions of 21 CFR Part 1271. As part of this oversight authority, the FDA conducts unannounced inspections of cord blood banks.

Upon execution of the acquisition of all of the assets of Cord:Use, the Company acquired the cord blood operations which included both public (PHS 351) and private (PHS 361) banks. The Company closed the Cord:Use location and maintains its operations in Oldsmar, FL. The new PHS 351 product is distributed under an IND (10-CBA) maintained by the National Marrow Donor Program (NMDP). The Company has continued the contract with Duke University initiated by Cord:Use to manufacture, test, cryopreserve, store and distribute the public cord blood units. The units are listed on the NMDP Single Point of Access Registry and are available to transplant centers worldwide. The Company is reimbursed via cost recovery for public cord blood units distributed for transplant through the NMDP. The donation of cord blood units in the public cord blood banking program functions under The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Company adheres to HIPAA rules. The FDA does not require establishments that manufacture drugs (including biological products) and devices that are HCT/Ps for use under an investigational new drug application (IND) (21 CFR Part 312) to register and list their HCT/Ps until the HCT/P is approved through a biologics license application (BLA), new drug application (NDA), or premarket approval application (PMA); or cleared through a premarket notification submission (510(k)).

The PrepaCyte CB (Cord Blood) Processing System is intended for use in cell processing laboratories to process and store total nucleated cells (TNC) from human umbilical cord blood, prior to banking. The device is composed of three integrally attached processing and storage containers with separation media or as a multi one-time use processing system. The system is 510(k) cleared as a Class II device. The division of the FDA which regulates this product is the Center of Biologics Evaluation and Research ("CBER"). Approval to market the device was determined by the Office of Cellular, Tissue and Gene Therapies. The section of FDA Code of Federal Regulations ("CFR") pertaining to medical device is 21 CFR 800s. The requirements for compliance to this section include annual registration of the device, listing of devices with the FDA, good manufacturing practice, labeling, and prohibitions against misbranding and adulteration.

Currently, the states of California, Illinois, Maryland, New Jersey and New York require cord blood banks to be registered or licensed. The Company is currently registered or licensed to operate in these states. If the Company identifies other states with licensing requirements or if other states adopt such requirements, the Company would have to obtain licenses or registration to continue providing cord blood services in those states.

Federal and state laws govern the Company's ability to obtain and, in some cases, to use and disclose data that we may need to conduct certain activities. The HIPAA requires the Department of Health and Human Services to issue a series of regulations establishing standards for the electronic transmission of certain health information. The Company's private cord blood bank operation is not subject to HIPAA because the Company does not engage in certain electronic transactions related to the reimbursement of healthcare providers and because blood and tissue procurement and banking activities are exempt. However, the healthcare providers that collect umbilical cord blood for the Company's customers are subject to HIPAA. The identifiable information shared is only what is permitted by HIPAA. In 2009, a portion of the American Recovery and Reinvestment Act of 2009 modified HIPAA under the Health Information Technology for Economic and Clinical Health Act ("HITECH Act"). While the Company is still not subject to HIPAA for the reasons stated above the Company may incur material expenses associated with compliance efforts. In addition, compliance may require management to spend substantial time and effort on compliance measures. If the Company fails to comply with HIPAA, it is possible it could suffer criminal and civil penalties. The civil penalties could include monetary penalties ranging from $100 per violation to $1.5 million depending on the level of violation.

The Company is also subject to local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances. These laws include the Occupational Safety and Health Act ("OSHA"), cGTPs, cGMPs, Environmental Protection Act and those of the local Department of Health.

OSHA requires all employers to assure safe and healthful working conditions for working men and women through development and implementation of work standards, education, and training. OSHA enforces the standards developed under the Act, applicable to all employers in the U.S. and its territories. cGTPs are laws, enforced by the FDA, that define and govern methods used in the manufacture of Human Cells, Tissues, and cellular and tissue-based Products (HCT/Ps). Current Good Manufacturing Practices (cGMPs) are laws, enforced by the FDA, that define and govern methods used in the manufacture of drugs and finished pharmaceuticals. Both of the latter federal practices, or laws, govern the Company's products.

The Environmental Protection Agency (EPA) governs the management and proper disposal of products and by-products or waste. These products must be disposed in a manner that does not adversely affect the environment from which it came or where disposed of. The Department of Health on the local level primarily regulates systems and associated equipment employed in recovery activities such as back-up generators; therefore, governing specific internal processes.

Evolving legislation and regulations governing private cord blood banking in various jurisdictions throughout the world may impact the Company's international licensees.

9

In addition, as the organization grows and evolves, other legislation and regulations are expected to impact the Company. One such evolution involves activities that may be designated as or involve medical research or cooperative agreements associated with medical research. These types of activities are also governed by the FDA, specifying oversight by an Institutional Review Board (IRB). The IRB is a board or committee that approves the initiation of, and conducts periodic review of, biomedical research involving human subjects. The primary purpose of such review is to assure the protection of the rights and welfare of the human subjects. Governance of biomedical research is codified as laws by Title 21 of the Code of Federal Regulations (CFR) Part 56, and enforced by the FDA. Other medical research associated with clinical trials may require an Investigational New Drug Application (IND). Current Federal law requires that a drug be the subject of an approved marketing application before it is transported or distributed across state lines. Because a sponsor will likely want to ship the investigational drug to clinical investigators in many states, it must seek an exemption from that legal requirement. The IND is the means through which the sponsor technically obtains this exemption from the FDA. This approval would be required in the case of a clinical trial.

**License Agreement with Duke University**

On February 23, 2021, the Company entered into a Patent and Technology License Agreement (the "Duke Agreement") with Duke, pursuant to which Duke has granted to the Company an exclusive license to make, have made, use, import, offer for sale, sell and otherwise commercially exploit (with the right to sublicense) certain licensed products and to practice certain licensed processes, and the exclusive right to use certain regulatory data and technical information in connection with such licensed patent rights, in the treatment, prevention, cure, reduction, mitigation or other management of certain diseases in humans, except, with regard to certain patent rights, in certain excluded fields of use and in certain territories, subject to Duke's reserved rights to practice the licensed rights for all research, public service, internal (including clinical) and/or educational purposes.

Duke has completed or has in progress a total of 19 FDA approved clinical trials related to the Duke License Agreement. The Company intends to fund additional clinical trials, as necessary, to provide the proof of efficacy that is required by the FDA to issue BLAs for some or all of the indications mentioned above.

In addition, Duke has provided its manufactured MSCs from cord tissue for one arm of a four arm, placebo controlled, multi-site, double blinded Phase 3 clinical trial, run by Emory University to treat osteoarthritis of the knee, in which cells from three different sources are compared to the current standard of care. The results did not show any benefit from any of the sources compared to the current standard of care.

The Company purchased a 56,000 square feet facility in Durham in which it plans to open the Cryo-Cell Institute for Cellular Therapies. Previously, the FDA has granted Duke the right to treat certain patients with infusions of cord blood under its Expanded Access Program. In November 2023, Duke University transferred to the Company an IND relating to the use of umbilical cord blood to treat children with cerebral palsy. In February 2024, the Company submitted the protocol related to a Phase 3 clinical trial under this IND utilizing allogeneic umbilical cord blood to treat children with cerebral palsy and requested RMAT designation.

The Agreement extends until expiration of the last Royalty Term, unless sooner terminated as provided in the Agreement. Royalty Term generally means the period beginning on the first commercial sale of each licensed product or licensed process and ending fifteen (15) years thereafter. Upon expiration of the applicable Royalty Term with respect to a particular licensed product or licensed processes, the licenses and rights granted by Duke to the Company under the Agreement with respect to such product or process become fully paid-up, royalty-free, perpetual and irrevocable.

In accordance with the original Duke License Agreement, the Company is required to pay Duke a license fee equal to $12,000,000, of which $10,000,000 has been paid to date and an additional $2,000,000 was due on February 23, 2023. In addition, during the Royalty Term, subject to certain minimum royalties, the

Company is required to pay Duke royalties based on a portion of the net sales varying from 7% – 12.5% based on volume. The Company is also obligated to pay certain legal fees and expenses associated with related patents.

On February 17, 2023, Company entered into a Second Amendment to the License Agreement (the "Second Amendment") with Duke. The Second Amendment changes the license fee due to Duke. The final payment of $2,000,000 was due on February 23, 2023. The Second Amendment added a new milestone payment upon FDA approval of the first licensed product comprising cord tissue derived MSC ("ctMSC") for autism spectrum disorder. The Second Amendment also added a new ctMSC milestone that the Company will open a manufacturing facility for the licensed product prior to the initiation of a Phase III clinical trial using ctMSC's. As part of the Second Amendment, on March 3, 2023, the Company entered into the Clinical Study and Research Agreement (the "Research Agreement") with Duke to provide funding to complete the Duke IMPACT Study ("the Study"). The Second Amendment allocated the $2,000,000 required payment toward the funding and completion of the Study. In consideration for the work to be performed under the Research Agreement, the Company is obligated to make a total of 14 monthly payments of $187,407 commencing in March 2023 and a final payment of $187,400 upon the submission of a draft proposed publication for peer review and delivered to the Company of the completed IMPACT Study. Duke agreed this will be no later than September 30, 2024. The additional costs to be incurred above $2 million represent additional consideration payable to Duke under the Research Agreement. The nature of these costs is the outsourcing of funding for research and development (R&D) of the licensed product. The Data Safety Monitoring Board for the IMPACT Study recently has determined that the trial's targeted accrual has been reached and consists of 137 patients.

Unless the Agreement is terminated or renegotiated as permitted per the Agreement, the Company is also required to pay Duke minimum annual royalties beginning on the second anniversary of the effective date as follows:

- Year 2: $500,000
- Year 3: $1,000,000
- Year 4: $2,500,000
- Year 5 and each year thereafter during the term of this Agreement: $5,000,000

In addition, the Company is required to pay Duke certain milestone payments, as follows:

- $2,000,000 upon initiation of the first Phase III clinical trial for an indication other than Autism Spectrum Disorder, for a licensed product comprising cord tissue; and

- A number of shares of the Company's common stock equal to the corresponding percentage of the Company's fully-diluted equity ownership outstanding as of February 23, 2021 as follows:

  (1) 5.0% upon execution of the Agreement (which shares have been issued);

  (2) 2.5% upon cumulative net sales of licensed product and licensed process of $10,000,000;

  (3) 2.5% upon cumulative net sales of licensed product and licensed process of $75,000,000;

  (4) 2.5% at each of the following market cap of the Company (based on a rolling 30-day average closing market cap) triggers:

    - Equal to or greater than $300,000,000, provided such trigger occurs within eighteen (18) months of February 23, 2021; and

    - Equal to or greater than $500,000,000, provided such trigger occurs within twenty-four (24) months of February 23, 2021.

On February 4, 2022, the Company entered into a First Amendment to License Agreement (the "Amendment") with Duke. The Amendment changes the requirements of the Company with regard to the minimum annual royalties payable to Duke. As amended, the minimum annual royalties are as follows:

- Year 3: $500,000

- Year 4: $1,000,000
- Year 5: $2,500,000
- Year 6 and each year thereafter during the term of this Agreement: $5,000,000

The Amendment also changed the requirements of the Company to pay Duke certain milestone payments, as follows:

- $2,000,000 two years after the first patient or subject is treated in the first Phase III clinical trial of a licensed product comprising cord tissue derived MSC for an indication other than Autism Spectrum Disorder.

During the first quarter of fiscal 2021, the Company capitalized $15,372,382 as a Duke Agreement which was considered to be an asset acquisition and which represented the costs to obtain the Duke Agreement, and also recorded a corresponding liability to Duke for the Duke Agreement. The costs that were capitalized as a Duke license agreement includes the present value of the $12,000,000 license fee, $3,585,172, or 409,734 shares, of the Company's common stock transferred to Duke and certain acquisition costs. The Company is amortizing these costs over 16 years. As of the twelve months ended November 30, 2023 and 2022, the Company recorded $960,774 and $960,774, respectively, in amortization expense which is reflected in amortization expense on the accompanying consolidated statements of operations.

During fiscal 2023, the Company recognized that there were indications of impairment of the assets associated with the Duke license agreement. The Company evaluated the triggering events that existed as of November 30, 2023, tested the asset group for recoverability and measured the long-lived asset impairment. During the fourth quarter of fiscal 2023, the results received from a phase 2/3 trial to treat osteoarthritis of the knee conducted to compare the effectiveness of an injection of a corticosteroid control to mesenchymal stem cell (MSC) preparations from autologous bone marrow concentrate (BMAC), adipose derived stem cells in the form of Stromal Vascular Fraction (SVF), and third-party human mesenchymal stem cells manufactured from umbilical cord tissue at Duke University for the treatment of unilateral Knee Osteoarthritis (OA). No benefit was shown from any of the sources compared to the current standard of care. Given these results (that included the Duke MSCs to which the Company licensed the exclusive rights) and other factors, it was determined that the uncertain future cash flows from the Duke license agreement may not be enough to recover the carrying value of the asset resulting in a fully impaired asset.

Through the Duke License Agreement, the Company intends to expand to a triad of core business units to include: (1) its cord blood bank and other storage services; (2) cord blood and cord tissue infusion clinic services in conjunction with the undertaking of cord blood and cord tissue clinical trials to obtain BLA approvals for new indications, and (3) biopharmaceutical manufacturing if BLA(s) are approved by the FDA. Due to equipment delivery delays and delays in FDA filings, the Company is projecting to open the Cryo-Cell Institute for Cellular Therapies and begin infusing patients during fiscal 2024.

On August 10, 2023, the Company entered into a Master Services Agreement with Emmes Biopharma Services LLC ("Emmes") serving as the Company's contract research organization, to conduct a phase 3 clinical trial infusing allogeneic umbilical cord blood into children with cerebral palsy. In consideration for the services to be rendered by Emmes, the Company will make payments in accordance with the budget and payment scheduled outlined in the work order. The period of performance is November 1, 2023 through April 6, 2028. The total fees will be $6,352,291. Included in the total fees is a $100,000 payment due upon execution and a monthly management fee of $21,862 per month payable for 53 months commencing during the first quarter of 2024. The total cost of the trial is currently estimated at $20 million.

**Subsidiaries and Joint Ventures**

Since its inception, Cryo-Cell has entered into a number of business activities through subsidiaries and joint ventures, including the following activities and those described under "International" below. The Company continues to evaluate and pursue, certain opportunities for global expansion, on a selective basis, in which operational synergies and economic potential align with Cryo-Cell's strategic direction.

**Revenue Sharing Agreements ("RSAs")**

The Company entered into RSAs prior to 2002 with various third and related parties. The Company's RSAs provide that in exchange for a non-refundable up-front payment, the Company would share for the duration of the RSA a percentage of its future revenue derived from the annual storage fees related to a certain number of specimens that originated from specific geographical areas. The RSAs have no definitive term or termination provisions. The sharing applies to the storage fees collected for all specified specimens in the area covered by the RSA up to the number covered in the RSA. When the number of specimens is filled, any additional specimens stored in that area are not subject to the RSA. As empty spaces result from attrition, the Company has agreed to fill them as soon as possible. The Company reflects these up-front payments as long-term liabilities on the accompanying consolidated financial statements. The Company does not intend to enter into additional RSAs.

In the future, the Company could reverse the liability relating to the RSAs up-front payments over an appropriate period of time, based on the Company's expectations of the total amount of payments it expects to pay to the other party under the particular RSA. However, the RSAs do not establish a finite term or time frame over which to estimate the total payments and the Company had not previously estimated and has concluded that it is not currently practicable to estimate the projected cash flows under the RSAs. At present, the Company intends to defer the reversal of the liability, until such time as these amounts can be determined. During the periods when the Company defers the reversal of the liability, the quarterly payments made during these periods are treated as interest expense, which is recognized as the payments become due. In future periods, if a portion of the liability can be de-recognized based on the effective interest method, the payments will be allocated between interest and amortization of the liability. As cash is paid out to the other party during any period, the liability would be de-recognized based on the portion of the total anticipated payouts made during the period, using the effective interest method. That is, a portion of the payment would be recorded as interest expense, and the remainder would be treated as repayment of principal, which would reduce the liability.

*Florida*. On February 9, 1999, the previous Arizona RSAs were modified and replaced by an RSA for the state of Florida for a price of $1,000,000. During fiscal 2016, 50% of the RSA for the state of Florida was repurchased by the Company. The RSA applies to net storage revenues originating from specimens from within the state of Florida less a deduction for billing and collection fees. The RSA entitles the investors to revenues of up to a maximum of 33,000 storage spaces.

*Texas*. On May 31, 2001, the Company entered into an RSA with Red Rock Partners, an Arizona general partnership, entitling them to on-going shares in a portion of the Company's net storage revenue generated by specimens originating from within the state of Texas for a price of $750,000. The investors are entitled to a 37.5% share of net storage revenues less a deduction for billing and collection fees for specimens originating in the state of Texas to a maximum of 33,000 storage spaces. During fiscal 2008, Red Rock assigned 50% of their interest in the agreement to SCC Investments, Inc., an Arizona corporation. Subsequent to November 30, 2009, SCC Investments, Inc. assigned its interest to SCF Holdings, LLC, an Arizona limited liability company. During fiscal 2016, 50% of the RSA for the state of Texas was repurchased by the Company.

The Company made total payments to all RSA holders of $1,009,813 and $970,037 for the fiscal years ended November 30, 2023 and November 30, 2022 respectively, exclusive of termination and repurchase payments. The Company recorded an RSA accrual of $1,076,411 and $1,005,598 as of November 30, 2023 and November 30, 2022, respectively, related to interest owed to the RSA holders, which is included in accrued expenses. The Company also recorded interest expense of $1,077,967 and $1,092,370 for the fiscal years ended November 30, 2023 and 2022, respectively, which is reflected in interest expense on the accompanying consolidated statements of operations.

**International**

The Company enters into two types of licensing agreements and in both types, the Company earns revenue on the initial license fees. Under the technology agreements, the Company earns processing and storage royalties from the affiliates that process in their own facility. Under the marketing agreements, the Company earns processing and storage revenues from affiliates that store specimens in the Company's facility in Oldsmar, Florida.

**Technology Agreements**

The Company has entered into a definitive License and Royalty Agreement with LifeCell International Private Limited, formerly Asia Cryo-Cell Private Limited, ("LifeCell") to establish and market its umbilical cord blood and menstrual stem cell programs in India.

**Marketing Agreements**

The Company has definitive license agreements to market the Company's umbilical cord blood stem cell programs in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama.

**Employees**

At November 30, 2023, the Company had 82 full-time employees and 6 part-time employees on the staff of the Company. Additional employees and staff will be hired on an "as needed" basis. The Company believes its relationship with its employees is good. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

## ITEM 1A.  RISK FACTORS.

*An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision in our securities. These risk factors are effective as of the date of this Form 10-K and shall be deemed to be modified or superseded to the extent that a statement contained in our future filings modifies or replaces such statement. All of these risks may impair our business operations. The forward-looking statements in this Form 10-K involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.*

**Risk Related to our Business**

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. A number of these risks are listed below. These risks could affect actual future results and could cause them to differ materially from any forward-looking statements we have made. You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition or results of operations.

***Our common stock may be delisted from NYSE American LLC ("NYSE") if we fail to comply with continued listing standards.***

If we fail to meet any of the continued listing standards of the NYSE, our common stock could be delisted from the exchange. These continued listing standards include specifically enumerated criteria, including compliance with the NYSE's corporate governance requirements.

If we fail to comply with the NYSE's continued listing standards, we may be delisted from the NYSE. Delisting of the common stock could depress the price of our stock, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further.

### *We may need to raise additional capital.*

We believe we have sufficient capital to fund our operations for at least the next 12 to 18 months. However, cash flows from operations will depend primarily upon revenues from sales of our umbilical cord blood cellular storage services and controlling expenses. There can be no assurance that sales will continue to increase or even maintain current levels. Additionally, the Company will require capital to pay for the startup expenses relating to the planned infusion clinic, to finance clinical trials related to the Duke Agreement, to develop biopharmaceutical manufacturing capabilities related to MSCs and for capital expenditures for software enhancements and purchases of equipment and obligations under the Duke Agreement. We currently anticipate that over $50 million will be needed over the next 5 years to fund these activities. The Company anticipates funding these capital expenditures with cash-on-hand, cash flows from future operations, the Company's revolving line of credit (see Note 4), potential additional debt financing and potential equity sales.

### *We may not be able to successfully grow or operate our business.*

Our business may decline, may not grow or may grow more slowly than expected. There can be no assurance that we will be able to grow or effectively operate our business. To the extent we are unable to achieve growth in our business we may continue to incur losses. We cannot assure you that we will be successful or make progress in the growth and operation of our business. Our success will depend in large part on widespread market acceptance of cryopreservation of stem cells. Our current and future expense levels are based on our operating plans and estimates of future revenues and are subject to increase as we implement our strategy. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on our business, operating results and financial condition. Further, if we should substantially increase our operating expenses to increase sales and marketing or to develop our technology and cord blood processing and storage systems, and such expenses are not subsequently followed by increased revenues, our operating performance and results would be adversely affected and if sustained could have a material adverse effect on our business.

### *The Company's operations and performance depend significantly on global and regional economic conditions.*

Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment and currency fluctuations could materially adversely affect demand for the Company's products and services. In addition, consumer confidence and spending could be adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, declines in income or asset values, changes to fuel and other energy costs, labor and healthcare costs and other economic factors. A downturn in the economic environment could also lead to increased credit and collectability risk on the Company's receivables, limitations on the Company's ability to issue new debt and reduced liquidity. These and other economic factors could materially adversely affect the Company's business, results of operations, financial condition and growth.

***Because our industry is subject to rapid technological and therapeutic changes and new developments, our future success will depend on the continued viability of the use of stem cells.***

Our success depends to a significant extent upon our ability to enhance and expand the use of and utility of our services so that they gain increased market acceptance. There can be no assurance that expectant parents will use our services or that our services will provide competitive advantages with current or future technologies. Failure to achieve increased market acceptance could have a material adverse effect on our business, financial condition and results of operations. The use of stem cells in the treatment of disease is subject to potentially revolutionary technological, medical and therapeutic changes. Future technological and medical developments could render the use of stem cells and our equipment obsolete and unmarketable. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other treatment methods, such as genetics, or in disease prevention techniques, which could significantly reduce the need for the services we provide.

***If our umbilical cord blood stem cell storage services do not achieve continued market acceptance, we will not be able to generate revenue necessary to support our business.***

We anticipate that service fees from the processing and storage of umbilical cord blood stem cells will continue to comprise a substantial majority of our revenue in the future and, therefore, our future success depends on the successful and continued market acceptance of this service. Broad use and acceptance of our service requires marketing expenditures and education and awareness of consumers and medical practitioners, and the time and expense required to accomplish such education and awareness of our services and its potential benefits could adversely affect market acceptance. Successful commercialization of our services will also require that we satisfactorily address the needs of various medical practitioners that constitute a target market to reach consumers of our services and to address potential resistance to recommendations for our services. If we are unable to continue to gain market acceptance of our services, we will not be able to generate sufficient revenue to remain profitable.

***We may fail to successfully manufacture MSCs.***

In August 2011, the Company introduced its advanced new cord tissue service, which stores a section of the umbilical cord tissue. Approximately six inches of the cord tissue is procured and transported to the Company's laboratory for processing, testing and cryopreservation for future potential use. Umbilical cord tissue is a rich source of MSCs. It is believed that MSCs have many unique functions including the ability to inhibit inflammation following tissue damage, to secrete growth factors that aid in tissue repair, and to differentiate into many cell types including neural cells, bone cells, fat cells and cartilage. MSCs are increasingly being researched in regenerative medicine for a wide range of conditions are currently being used in many clinical trials. While there is much promise related to MSCs, we may fail to successfully or profitably manufacture and store MSCs, including as a result of negative results in clinical trials for efficacy. The outcome of clinical trials is inherently uncertain.

***Clinical development is lengthy and uncertain.***

Our public blood bank research involves clinical testing, which is expensive, complex and lengthy, and subject to various regulations, including the "Common Rule." The Common Rule is a rule of ethics in the United States regarding biomedical and behavioral research involving human subjects. It governed Institutional Review Boards for oversight of human research. It is encapsulated in the 1991 revision to the U.S. Department of Health and Human Services Title 45 CFR 46 Subparts A, B, C and D. Subpart A. The outcome of clinical trials is inherently uncertain. There is a high rate of attrition for product candidates proceeding through clinical trials and most investigational medicines that commence clinical trials are never approved as products. We may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our investigational treatments. We and our strategic collaborators, including Duke, also may experience unforeseen events during, or as a result of, any clinical trials that we or they conduct that could delay or prevent us or them from successfully developing our investigational medicines and gaining approval from regulators. Delays or other events that might prevent us from proceeding with clinical trials include:

- regulators, Institutional Review Boards (IRBs), or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- the outcome of our preclinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;

- we may be unable to establish or achieve clinically meaningful endpoints for our studies;

- if we make changes to our investigational medicines after clinical trials have commenced (which we have done in the past), we may be required to repeat earlier stages or delay later stages of clinical testing;

- clinical trials of any investigational medicines may fail to show safety or efficacy, or produce negative or inconclusive results, and we may decide, or regulators may require us to conduct additional nonclinical studies or clinical trials, or we may decide to abandon product development programs; and

- regulators may impose a complete or partial clinical hold on a trial, or we or our investigators, IRBs, or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio.

Any delay in developing assays that are acceptable to the FDA or other regulators could delay the start of future clinical trials. Further, the FDA or other regulators may change the requirements for approval even after they have reviewed and commented on the design for clinical trials. Significant preclinical or nonclinical testing and studies or clinical trial delays for our investigational treatments could allow our competitors to bring products to market before we do.

***Our product candidates are subject to substantial government regulation, including the regulation of nonclinical testing and clinical trials. If we are unable to obtain regulatory approval for our product candidates, our ability to generate revenues related to such product candidate will be negatively impacted.***

Most of the product candidates we are developing must undergo rigorous nonclinical testing and clinical trials and an extensive regulatory approval process before they can be marketed in the United States or internationally. If we fail to obtain regulatory approval for our product candidates, we may have to cease further development. Clinical trials on our product candidates are expected to take several years to fully complete. The commencement or completion of nonclinical studies or clinical trials can be delayed or prevented for a number of reasons, including:

- limitations directly caused by, or restrictions imposed in response to, the COVID-19 pandemic, including our ability to conduct research and development and clinical trials, to engage or continue to engage with third-party contractors and suppliers or to comply with regulatory obligations relating to our business;

- an inability to raise sufficient capital to commence, conduct, or complete clinical trials;

- findings in nonclinical trials;

- difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

- clinical trials also may be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the board overseeing the trial, or other regulatory authorities due to a number of factors, including:

- failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

- inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

- inspection of manufacturing and drug packaging operations by regulatory authorities;

- unforeseen safety issues or lack of effectiveness; and

- lack of adequate funding to continue the clinical trial.

We cannot assure you that clinical trials will demonstrate the safety or effectiveness of any of our product candidates, or will otherwise satisfy regulatory requirements. Our nonclinical studies or clinical trials may produce negative or inconclusive results, there may be inconsistencies between early clinical trial results and results obtained in later clinical trials, and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in nonclinical studies and clinical trials have nonetheless failed to obtain FDA approval for their products. If we are unable to resolve the FDA's concerns, we will not be able to obtain regulatory approval for these product candidates.

The pre-marketing approval process can be particularly expensive, uncertain and lengthy, and a number of products for which FDA or other governmental regulatory approval has been sought by other companies have never been approved for marketing. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If we do not comply with applicable regulatory requirements, such violations could result in warning letters, non-approval, suspensions of regulatory approvals or ongoing clinical trials, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

We may encounter such delays and rejection of our product candidates by the FDA or other regulatory authority may also adversely affect our business. Such delays or rejection may be encountered due to, among other reasons, government or regulatory delays, lack of efficacy during clinical trials, unforeseen safety issues, or changes in regulatory policy during the period of product development. More stringent regulatory approval processes in product clearance and enforcement activities could result in our experiencing longer approval cycles, more uncertainty, greater risk, and higher expenses. Even if regulatory approval of a product is granted, this approval may entail limitations on uses for which the product may be labeled and promoted. It is possible, for example, that we may not receive FDA approval to market products based on our licensed, patented product candidates for different indications or to market updated products that represent extensions of our basic product candidates. In addition, we may not receive FDA approval to export our products based on our licensed, patented product candidates in the future, and countries to which products are to be exported may not approve them for import.

### The stem cell preservation market is increasingly competitive.

Stem cell preservation is becoming an increasingly competitive business. Our business faces competition from other operators of stem cell preservation businesses and providers of stem storage services. Certain of our competitors may have greater financial and other resources than us. Competitors with greater access to financial resources may enter our markets and compete with us. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to grow our revenue and maintain our existing business on terms that are favorable to us.

***A failure in the performance of our cryopreservation storage facility or systems, or those of Duke could harm our business and reputation.***

To the extent our cryopreservation storage service, or the storage by Duke with regard to our public cord blood specimens, is disrupted, discontinued or the performance is impaired, our business and operations could be adversely affected. Any failure, including network, software or hardware or equipment failure, that causes a material interruption or discontinuance in our cryopreservation storage of stem cell specimens could result in stored specimens being damaged and unable to be utilized. Specimen damage, including loss in transit to the Company or loss of bulk shipments to its secondary storage site, could result in litigation against us and reduced future revenue to us, which in turn could be harmful to our reputation. Our insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our ability to maintain proper, continued, cryopreservation storage services. Any material disruption in our ability to maintain continued uninterrupted storage systems could have a material adverse effect on our business, operating results and financial condition. Our systems and operations are vulnerable to damage or interruption from fire, flood, equipment failure, break-ins, tornadoes and similar events for which we do not have redundant systems or a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for losses that may occur.

***Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.***

Our future success depends upon our ability to retain our key management and other personnel and will also depend in large part on our ability to attract and retain additional qualified software developers, bioinformaticists, operations personnel, sales and marketing personnel, and business development personnel. Competition for these types of employees is intense due to the limited number of qualified professionals and the high demand for them, particularly in the Tampa Bay area of Florida, where our headquarters are located. We have in the past experienced difficulty in recruiting qualified personnel, especially in the area of sales. Failure to attract, assimilate, and retain personnel would have a material adverse effect on our business and potential growth.

***Because our industry is subject to rapid technological and therapeutic changes and new developments, our future success will depend on the continued viability of the use of stem cells.***

Our success depends to a significant extent upon our ability to enhance and expand the use of and utility of our services so that they gain increased market acceptance. There can be no assurance that expectant parents will use our services or that our services will provide competitive advantages with current or future technologies. Failure to achieve increased market acceptance could have a material adverse effect on our business, financial condition and results of operations. The use of stem cells in the treatment of disease is subject to potentially revolutionary technological, medical and therapeutic changes. Future technological and medical developments could render the use of stem cells and our equipment obsolete and unmarketable. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other treatment methods, such as genetics, or in disease prevention techniques, which could significantly reduce the need for the services we provide.

***From time to time, the Company is subject to proceedings, lawsuits, contract disputes and other claims in the normal course of its business.***

The Company believes that the resolution of these matter should not have a material adverse effect on the Company's business, consolidated financial position or results of operations. It is possible, however, that there could be an unfavorable outcome or resolution of claims currently asserted and those which may be asserted in the future, which could negatively and materially impact the Company's business, consolidated financial position and results of operations. Litigation is inherently uncertain and there can be no assurance that the Company will prevail. See, Item 3 Legal Proceedings.

## Risk Related to Government Regulation

*If we do not obtain and maintain necessary domestic regulatory registrations, approvals and comply with ongoing regulations, we may not be able to market our services in the United States.*

We are subject to substantial regulation. We are required to register with the FDA under the Public Health Service Act because of our ongoing cellular storage business and are subject to FDA inspection. This requirement applies to all establishments engaged in the recovery, processing, storage, labeling, packaging, or distribution of any Human Cells, Tissues, and Cellular and Tissue-Based Products ("HCT/Ps") or the screening or testing of a cell or tissue donor. In addition, with the purchase of the manufacturing rights to the PrepaCyte CB Processing System on June 30, 2015, we are required to register this product as a Medical Device under the Federal Food, Drug, and Cosmetic Act which is also subject to FDA inspection. The Company is in compliance with these requirements, but not assurances can be made that we will be able to meet future regulatory requirements. The division of FDA which regulates HCT/Ps is the Center for Biologics Evaluation and Research ("CBER"). Since 2004, the FDA has formulated a "Tissue Action Plan" which consists of these three rules:

1. As of January 21, 2004, all cord blood banks are required to register with the FDA. Any cord blood bank which has a laboratory should be on the web page of FDA Registered Establishments.

2. The second rule was published May 20, 2004, and became effective May 25, 2005. It pertains to donor eligibility. This rule requires more screening of donors for communicable diseases.

3. The final rule establishes FDA standards of current Good Tissue Practice ("GTP") for laboratories which process HCT/Ps. This rule was published November 19, 2004, became effective May 25, 2005, and is intended to prevent contamination or cross-contamination during the handling of HCT/Ps.

The final rule allows the FDA to inspect cord blood laboratories to determine compliance with the provisions of 21 CFR Part 1271. As part of this oversight authority, the FDA conducts unannounced inspections of cord blood banks.

Upon execution of the acquisition of all of the assets of Cord:Use, the Company acquired the cord blood operations which included both public (PHS 351) and private (PHS 361) banks. The new PHS 351 product is distributed under an IND (10-CBA) maintained by the NMDP. The Company has continued the contract with Duke initiated by Cord:Use to manufacture, test, cryopreserve, store and distribute the public cord blood units. The units are listed on the NMDP Single Point of Access Registry and are available to transplant centers worldwide. The Company is reimbursed via cost recovery for public cord blood units distributed for transplant through the NMDP. The donation of cord blood units in the public cord blood banking program functions under The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Company adheres to HIPAA rules. The FDA does not require establishments that manufacture drugs (including biological products) and devices that are HCT/Ps for use under an investigational new drug application (IND) (21 CFR Part 312) to register and list their HCT/Ps until the HCT/P is approved through a biologics license application (BLA), new drug application (NDA), or premarket approval application (PMA); or cleared through a premarket notification submission (510(k)).

The PrepaCyte CB (Cord Blood) Processing System is intended for use in cell processing laboratories to process and store total nucleated cells (TNC) from human umbilical cord blood, prior to banking. The device is composed of a bag with separation media. The system is 510(k) cleared as a Class II device. The division of the FDA which regulates this product is the Center of Biologics Evaluation and Research ("CBER"). Approval to market the device was determined by the Office of Cellular, Tissue and Gene Therapies. The section of FDA Code of Federal Regulations ("CFR") pertaining to medical device is 21 CFR 800s. The requirements for compliance to this section include annual registration of the device, listing of devices with the FDA, good manufacturing practice, labeling, and prohibitions against misbranding and adulteration.

Currently, the states of California, Illinois, Maryland, New Jersey and New York require cord blood banks to be registered or licensed. The Company is currently registered or licensed to operate in these states. If the Company identifies other states with licensing requirements or if other states adopt such requirements, the Company would have to obtain licenses or registration to continue providing cord blood services in those states.

The Company is also subject to local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances. These laws include the Occupational Safety and Health Act ("OSHA"), cGTPs, cGMPs, Environmental Protection Act and those of the local Department of Health.

Evolving legislation and regulations governing private cord blood banking in various jurisdictions throughout the world may impact the Company's international licensees.

In addition, as the organization grows and evolves, other legislation and regulations are expected to impact the Company. One such evolution involves activities that may be designated as or involve medical research or cooperative agreements associated with medical research. These types of activities are also governed by the FDA, specifying oversight by an Institutional Review Board (IRB). The IRB is a board or committee that approves the initiation of, and conducts periodic review of, biomedical research involving human subjects. The primary purpose of such review is to assure the protection of the rights and welfare of the human subjects. Governance of biomedical research is codified as laws by Title 21 of the Code of Federal Regulations (CFR) Part 56, and enforced by the FDA. Other medical research associated with clinical trials may require an Investigational New Drug Application (IND). Current Federal law requires that a drug be the subject of an approved marketing application before it is transported or distributed across state lines. Because a sponsor will likely want to ship the investigational drug to clinical investigators in many states, it must seek an exemption from that legal requirement. The IND is the means through which the sponsor technically obtains this exemption from the FDA. This approval would be required in the case of a clinical trial.

***We may be required to spend substantial amounts to comply with legislative and regulatory initiatives relating to patient privacy.***

Regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contain provisions that require us to adopt business procedures designed to protect the privacy of each of our patients' individual health information. Federal and state laws govern the Company's ability to obtain and, in some cases, to use and disclose data that we may need to conduct certain activities. The HIPAA requires the Department of Health and Human Services to issue a series of regulations establishing standards for the electronic transmission of certain health information. The Company's private cord blood bank operation is not subject to HIPAA because the Company does not engage in certain electronic transactions related to the reimbursement of healthcare providers and because blood and tissue procurement and banking activities are exempt. However, the healthcare providers that collect umbilical cord blood for the Company's customers are subject to HIPAA. The identifiable information shared is only what is permitted by HIPAA. In 2009, a portion of the American Recovery and Reinvestment Act of 2009 modified HIPAA under the Health Information Technology for Economic and Clinical Health Act ("HITECH Act"). While the Company is still not subject to HIPAA for the reasons stated above the Company may incur material expenses associated with compliance efforts. In addition, compliance may require management to spend substantial time and effort on compliance measures. If the Company fails to comply with HIPAA, it is possible it could suffer criminal and civil penalties. The civil penalties could include monetary penalties ranging from $100 per violation to $1.5 million depending on the level of violation.

***Our failure to comply with laws related to hazardous materials could materially harm us.***

We are subject to state and federal laws regulating the protection of employees who may be exposed to hazardous material and regulating the proper handling and disposal of that material. There are inherent risks in connection with the handling, storage, disposal, distribution, and/or use of the specimens. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulation and regulations of foreign jurisdictions, the risk of accidental contamination or injury from these materials cannot be completely eliminated. Individuals who use or come in contact with the specimens may file claims related to their use and these claims could result in litigation that could be expensive to defend or result in judgments that exceed our resources and our insurance coverage. Any such litigations and judgment could adversely affect our business, financial condition and results of operations. Although we believe we are in compliance with all applicable laws, a violation of such laws, or the future enactment of more stringent laws or regulations, could subject us to liability, or require us to incur costs that would have an adverse effect on us.

## Risks Related to International Operations

***Our international operations are subject to risk and we may not be able to successfully protect our intellectual property.***

International licenses of our technology and services account for a portion of our income and our international growth may be limited if we are unable to successfully manage our international activities. We are subject to a number of challenges that relate to our international business activities. Our growth and future license income and return on investments from these sources will be impacted by these challenges, which include:

- failure of local laws to provide the same degree of protection against infringement of our intellectual property rights;

- certain laws and business practices that could prevent our business from operating or favor local competitors, which could slow or limit our growth in international markets;

- entering into licensing agreements with organizations capable of undertaking and sustaining operations;

- the expense of entering into licensing and investment arrangements in new foreign markets;

- changes in local political, economic, social, and labor conditions, which may adversely affect our business;

- risks associated with trade restrictions and foreign import requirements, including the importation and exportation of our solutions, as well as changes in trade, tariffs, restrictions or requirements;

- heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies;

- fluctuations in currency exchange rates, which may make doing business with us less appealing as our contracts are generally denominated in U.S. dollars;

- greater difficulty in enforcing contracts;

- lack of brand awareness that can make commercializing our products more difficult and expensive;

- management communication and integration problems resulting from cultural differences and geographic dispersion;

- the uncertainty and limitation of protection for intellectual property rights in some countries;

- potentially different pricing environments, longer payment cycles in some countries, increased credit risk, and higher levels of payment fraud;

- uncertainty regarding liability for products and services, including uncertainty as a result of local laws and lack of legal precedent;

- different employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions; and

- compliance with complex foreign and U.S. laws and regulations applicable to international operations may increase the cost of doing business in international jurisdictions. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy requirements, research ethics and compliance laws, anti-corruption laws, and anti-competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results.

The occurrence of any one of these risks could harm our international business and, consequently, our results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

### *We are subject to the Foreign Corrupt Practices Act.*

The Foreign Corrupt Practices Act ("FCPA"), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

### *The Company's business may be impacted by political events, international trade disputes, war, terrorism, natural disasters, public health issues, industrial accidents and other business interruptions.*

Political events, international trade disputes, war, terrorism, natural disasters, public health issues, industrial accidents and other business interruptions, such as the current Ukrainian-Russian conflict could harm or disrupt international commerce and the global economy, and could have a material adverse effect on the Company and its customers, suppliers, cellular network carriers and other partners. International trade disputes could result in tariffs and other protectionist measures that could adversely affect the Company's business.

Already the Ukrainian-Russian conflict has caused market volatility, a sharp increase in certain commodity prices, such as wheat and oil, and an increasing number and frequency of cybersecurity threats. So far, we have not experienced any direct impact from the conflict and, as our business is conducted primarily in the United States, we are probably less vulnerable than companies with international operations. Nevertheless, we will continue to monitor the situation carefully and, if necessary, take action to protect our business, operations and financial condition.

**Risks Related to Information Technology**

***Our information systems are critical to our business, and a failure of those systems could materially harm us.***

We depend on our ability to store, retrieve, process and manage a significant amount of information. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

***If we experience a significant breach of data security or disruption in our information systems, our business could be adversely affected.***

We rely on various information systems to manage our operations and to store information, including sensitive data such as confidential business information and personally identifiable information. These systems have been and continue to be vulnerable to interruption or malfunction, including due to events beyond our control, and to unauthorized access, computer hackers, ransomware, viruses, and other security problems. Failure of these systems or any significant breach of our data security could have an adverse effect on our business and may materially adversely affect our operating results and financial condition.

Data security breaches could result in loss or misuse of information, which could, in turn, result in potential regulatory actions or litigation, including material claims for damages, compelled compliance with breach notification laws, interruption to our operations, damage to our reputation or could otherwise have a material adverse effect on our business, financial condition and operating results. Companies throughout our industry have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access to networks or sensitive information. While we have implemented and continue to implement cybersecurity safeguards and procedures, these safeguards have been vulnerable to attack. As cyber threats continue to evolve, we may be required to expend additional resources to enhance our cybersecurity measures or to investigate or remediate any vulnerabilities or breaches.

Although we maintain insurance to protect ourselves in the event of a breach or disruption of certain of our information systems, we cannot ensure that the coverage is adequate to compensate for any damages that may be incurred.

***Increasing use of social media could give rise to liability, breaches of data security, or reputational damage.***

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our products or business may cause us to be found in violation of applicable laws and regulations. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, customers, and others. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image, and goodwill.

***Some of our products contain open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could harm our business.***

We use open source software in our products and anticipate using open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition and results of operations.

### Risks Related to Intellectual Property

***We may not be able to protect our intellectual property rights throughout the world.***

Filing, prosecuting and defending patents on our product candidates throughout the world could be expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. We do not have any registered patents. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we are unable to protect our intellectual property from use by third parties, our ability to compete in the market will be harmed. There can be no assurance that we will not become subject to future patent infringement claims or litigation in a court of law, interference proceedings, or opposition to a patent granted in a foreign jurisdiction. The defense and prosecution of such intellectual property claims are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial cost and uncertainty regarding our future viability. Future litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. Any public announcements related to such litigation or regulatory proceedings that we initiate, or that are initiated or threatened against us by our competitors, could adversely affect the price of our common stock. We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position, and we typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Failure to protect our intellectual property would limit our ability to produce and/or market our products in the future and would likely have an adverse effect on the revenues generated by the sale or license of such intellectual property.

***We may become subject to third parties' claims alleging infringement of their patents and proprietary rights, which could be costly, time consuming, and prevent the use of our technology solution.***

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. These claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements or obtain them on terms acceptable to us.

***If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our platforms, our platforms and applications may be perceived as not being secure, customers and suppliers may curtail or stop using our services, and we may incur significant legal and financial exposure.***

Our storage systems and the network infrastructure that are hosted by third-party providers involve the storage and transmission of healthcare data as well as proprietary information about organizations and programs, and security breaches could expose us to a risk of loss of this information, litigation, and potential liability. Our security measures may be breached due to the actions of outside parties, employee error, malfeasance, security flaws in the third-party hosting service that we rely upon, or any number of other reasons and, as a result, an unauthorized party may obtain access to our suppliers' or customers' data. Although we have never had any breach of data in our third-party provider's environment, any future breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our platforms and applications that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures on a timely basis. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose suppliers and customers and we may have difficulty obtaining merchant processors or insurance coverage essential for our operations.

**Risks Related to being a Public Company**

***We incur significant costs and demands as a result of operating as a public company.***

We incur significant legal, accounting and other expenses to meet our obligations as a publicly traded company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE American LLC and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways that are not currently anticipated. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it difficult and expensive for us to maintain director and officer liability insurance coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers, which may adversely affect investor confidence in us and could cause our business or stock price to suffer.

***If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.***

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also requires, subject to an exemption for so long as we remain a "smaller reporting company," an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

***Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.***

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

***Increasing scrutiny and changing expectations from investors, customers, and governments with respect to Environmental, Social and Governance ("ESG") policies and practices may cause us to incur additional costs or expose us to additional risks.***

There has been increasing public focus and scrutiny from investors, governmental and nongovernmental organizations, and customers on corporate ESG practices. Our ESG practices may not meet the standards of all of our stakeholders and advocacy groups may campaign for further changes. A failure, or perceived failure, to respond to expectations of all parties could cause harm to our business and reputation and have a negative impact on the market price of our securities. New government regulations could also result in new regulations and new or more stringent forms of ESG oversight and disclosures which may lead to increased expenditures for sustainability initiatives.

***Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.***

Based upon shares of common stock outstanding as of November 30, 2023, our executive officers, directors, 5% stockholders (known to us through publicly available information) and their affiliates beneficially owned approximately 51% of our voting stock. Therefore, these stockholders have the ability to substantially influence us through this ownership position. For example, these stockholders, if they choose to act together, may be able to influence the election of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

***We may become subject to securities class action litigation, which can be expensive, divert management attention, and, if resolved unfavorably, expose us to significant liabilities.***

We may become subject to litigation in the future that could result in substantial costs and a diversion of management's resources and attention. In addition, any adverse determination from future litigation could expose us to significant liabilities, which could have a material adverse effect on our business, financial condition, and results of operations.

***We are a "smaller reporting company" and, as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.***

We are a "smaller reporting company," meaning that we have a public float of less than $250 million, have annual revenues of less than $100 million during the most recently completed fiscal year and the value of our voting and nonvoting common stock held by non-affiliates on the last business day of our second fiscal quarter in that fiscal year is less than $700.0 million. As a "smaller reporting company," we are subject to lesser disclosure obligations in our SEC filings compared to other issuers. Specifically, "smaller reporting companies" are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status a "smaller reporting company" may make it harder for investors to analyze our operating results and financial prospects.

***We are responsible for the indemnification of our officers and directors.***

Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our certificate of incorporation, as amended, and bylaws, as amended, also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern.

***Certain provision of our charter, bylaws and Delaware law may delay, defer or prevent a tender offer or takeover attempt that public stockholders might consider in their best interest.***

Certain provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

*Certificate of Incorporation and Bylaws.* Our certificate of incorporation and bylaws include provisions that:

- authorize the board of directors to issue, without stockholder approval, blank-check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the board of directors;

- establish advance notice requirements for stockholder nominations of directors and for stockholder proposals that can be acted on at stockholder meetings;

- limit who may call stockholder meetings;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- provide that the board may increase the size of our board of directors and authorize the board to fill any vacancies on our board of directors by a majority of directors then in office;

- authorize us to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures; and

- establish the Court of Chancery of the State of Delaware, unless the Corporation consents to an alternative forum, as the sole and exclusive forum for certain for any current or former shareholder (including a current or former beneficial owner) to bring any claim relating to an internal matter, other than as to any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

*Delaware anti-takeover statute.* We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

- prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the "interested stockholder" and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders. The provisions of DGCL, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

## ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2.   PROPERTIES.

On July 18, 2022, the Company completed the purchase of a 56,000 square foot facility located near the Research Triangle Park in the Regional Commerce Center in Durham, North Carolina. The Company transferred $2,240,000 from cash on hand and financed the remaining balance of $8,960,000 with a term loan from Susser Bank (see Note 4).

The Company entered into a ten-year lease in April 2004 for its 17,600-square foot cGMP/cGTP compliant corporate headquarters in Oldsmar, Florida. The lease effectively commenced during October 2004, and the Company moved into this facility in November 2004. This facility contains the Company's executive offices, its conference and training center, its laboratory processing and cryogenic storage facility and its scientific offices. In July 2018, the Company extended this lease through December 31, 2021. On January 11, 2021, the Company extended this lease through December 31, 2024. On May 2, 2023, the Company extended this lease through December 31, 2026.

The Company entered into a one-year lease in July 2023 for an additional 800 square feet of office space in Miami, Florida for annual rent of approximately $48,000. The lease commenced during July 2023.

Rent charged to operations was $400,716 and $346,097 for the fiscal years ended November 30, 2023 and 2022, respectively, and is included in cost of sales and selling, general and administrative expenses in the consolidated statements of operations.

The future minimum rental payments under the current operating lease are as follows:

| Fiscal Year Ending November 30, | Rent |
|---|---|
| 2024 | $337,282 |
| 2025 | $435,970 |
| 2026 | $458,026 |
| 2027 | $ 38,247 |

## ITEM 3.   LEGAL PROCEEDINGS.

On January 6, 2023, a complaint styled Lindsey Lehr v. Cryo-Cell International, Inc., Case No. 50-2023-CA-000091, was filed in the Circuit Court for Palm Beach County, Florida, naming the Company as defendant and asserting claims on behalf of a putative class of individuals who entered agreements with the Company for umbilical cord blood storage services since May 2018. The complaint alleged that the Company's advertising does not accurately represent the value and efficacy of its services and asserted claims (and sought unspecified damages) under Florida law. On March 14, 2023, the Company removed the case to the United States District Court for the Southern District of Florida (Case No. 9:23-cv-80405-AMC), and on March 21,

2023, moved to compel arbitration and stay the case. On October 10, 2023, the Court granted the Company's motion to compel arbitration and stayed the case. On October 27, 2023, the plaintiff filed a demand for arbitration and statement of claims with the American Arbitration Association, and on January 18, 2024, the plaintiff filed an amended statement of claims dropping her class action allegations against the Company. The Company has not yet responded to the plaintiff's claims. The Company believes the plaintiff's claims are unlikely to prevail and intends to contest the action vigorously. The Company believes that the resolution of this matter should not have a material adverse effect on the Company's business, consolidated financial position or results of operations. It is possible, however, that there could be an unfavorable outcome or resolution of the claims asserted, which could negatively and materially impact the Company's business, consolidated financial position and results of operations. Litigation is inherently uncertain and there can be no assurance that the Company will prevail. The Company does not include an estimate of legal fees and other related defense costs in its estimate of loss contingencies.

In addition to the above lawsuit, from time to time, the Company is subject to proceedings, lawsuits, contract disputes and other claims in the normal course of its business.

## ITEM 4.     MINE SAFETY DISCLOSURES.

Not applicable.

**PART II**

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is quoted on the NYSE American LLC under the symbol "CCEL". The last price of our common stock as reported on the NYSE American on February 20, 2024 was $5.34 per share. As of November 30, 2023, the Company had 144 shareholders of record, and management believes there are approximately 1,500 additional beneficial holders of the Company's common stock.

On August 19, 2022, the Board of Directors of the Company declared a one-time, special cash dividend of $0.90 per share of common stock to be paid to its stockholders of record as of the close of business on September 2, 2022. The total paid by the Company was $7,672,728. The special dividend was funded by a revolving line of credit from Susser Bank (see Note 4).

**Unregistered Sale of Equity Securities and Use of Proceeds**

None.

**Stock Repurchases in the Fourth Quarter**

There were no purchases of the Company's common stock during the three months ended November 30, 2023.

The following table sets forth as of November 30, 2023, the Company's equity compensation plans approved by shareholders. At such date the Company had no equity compensation plans that had not been approved by shareholders.

| Equity Compensation plans approved by stockholders | Number of securities to be issued upon exercise of outstanding options, warrants, rights and issued restricted shares | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Cryo-Cell International, Inc. 2006 Stock Incentive Plan | 17,500 | $3.58 | — |
| Cryo-Cell International, Inc. 2012 Stock Incentive Plan | 198,578 | $7.84 | — |
| Cryo-Cell International, Inc. 2022 Stock Incentive Plan | 661,700 | $9.93 | 838,300 |
| Total | 877,778 | $9.33 | 838,300 |

## ITEM 6. RESERVED.

Not applicable.

## ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of the financial condition and results of operations of the Company for the two years ended November 30, 2023, should be read in conjunction with the consolidated financial statements and related notes as well as other information contained in this Annual Report on Form 10-K. This Form 10-K press releases and certain information provided periodically in writing or orally by the Company's officers or its agents may contain statements which constitute "forward-looking statements". The terms "Cryo-Cell International, Inc.," "Cryo-Cell," "Company," "we," "our" and "us" refer to Cryo-Cell International, Inc. The words "expect," "anticipate," "believe," "goal," "strategy," "plan," "intend," "estimate" and similar expressions and variations thereof, if used, are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Form 10-K and in other places, and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:

1. our future performance and operating results;

2. our future operating plans;

3. our liquidity and capital resources; and

4. our financial condition, accounting policies and management judgments.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties and reflect only our current views, expectations and assumptions with respect to future events and our future performance. If risks or uncertainties materialize or assumptions prove incorrect, actual results or events could differ materially from those expressed or implied by such forward-looking statements. The factors that might cause such differences include, among others:

a. any adverse effect or limitations caused by recent increases in government regulation of stem cell storage facilities;

b. any increased competition in our business including increasing competition from public cord blood banks particularly in overseas markets but also in the U.S.;

c. any decrease or slowdown in the number of people seeking to store umbilical cord blood stem cells or decrease in the number of people paying annual storage fees;

d. any adverse impacts on revenue or operating margins due to the costs associated with increased growth in our business, including the possibility of unanticipated costs relating to the operation of our facility and costs relating to the commercial launch of new types of stem cells;

e. any unique risks posed by our international activities, including but not limited to local business laws or practices that diminish our affiliates' ability to effectively compete in their local markets;

f. any technological or medical breakthroughs that would render our business of stem cell preservation obsolete;

g. any material failure or malfunction in our storage facilities; or any natural disaster or act of terrorism that adversely affects stored specimens;

h. any adverse results to our prospects, financial condition or reputation arising from any material failure or compromise of our information systems;

i. the costs associated with defending or prosecuting litigation matters, particularly including litigation related to intellectual property, and any material adverse result from such matters;

j. the success of our licensing agreements and their ability to provide us with royalty fees;

k.  any difficulties and increased expense in enforcing our international licensing agreements;

l.  any adverse performance by or relations with any of our licensees;

m.  any inability to enter into new licensing arrangements including arrangements with non-refundable upfront fees;

n.  any inability to realize cost savings as a result of recent acquisitions;

o.  any inability to realize a return on an investment;

p.  any adverse impact on our revenues and operating margins as a result of discounting of our services in order to generate new business in tough economic times where consumers are selective with discretionary spending;

q.  the success of our global expansion initiatives and product diversification;

r.  our actual future ownership stake in future therapies emerging from our collaborative research partnerships;

s.  our ability to minimize our future costs related to R&D initiatives and collaborations and the success of such initiatives and collaborations;

t.  any inability to successfully identify and consummate strategic acquisitions;

u.  any inability to realize benefits from any strategic acquisitions;

v.  the Company's ability to realize a profit on the acquisition of PrepaCyte-CB;

w.  the Company's ability to realize a profit on the acquisition of Cord:Use;

x.  the Company's actual future competitive position in stem cell innovation;

y.  future success of its core business and the competitive impact of public cord blood banking on the Company's business;

z.  the success of the Company's initiative to expand its core business units to include biopharmaceutical manufacturing and operating clinics, the uncertainty of profitability from its biopharmaceutical manufacturing and operating clinics, the Company's ability to minimize future costs to the Company related to R&D initiatives and collaborations and the success of such initiatives and collaborations,

aa.  the success of the Company's initiative to purchase a new facility and expand the Company's cryopreservation and cold storage business by introducing a new service, ExtraVault, and

bb.  the other risk factors set forth in this Report under the heading "Risk Factors."

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Cryo-Cell International, Inc. undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

## Overview

The Company currently stores over 235,000 cord blood and cord tissue specimens for the exclusive benefit of newborn babies and possibly other members of their families. Founded in 1989, the Company was the world's first private cord blood bank to separate and store stem cells in 1992. The Company's U.S.-based business operations, including the processing and storage of specimens, are handled from its headquarters facility in Oldsmar, Florida.

Utilizing its infrastructure, experience and resources derived from its umbilical cord blood stem cell business, the Company has expanded its research and development activities to develop technologies related to stem cells harvested from sources beyond umbilical cord blood stem cells. In 2011, the Company introduced its new cord tissue service, which stores a section of the umbilical cord tissue. The Company offers the cord tissue service in combination with the umbilical cord blood service.

On February 23, 2021, the Company entered into a Patent and Technology License Agreement (the "Duke Agreement") with Duke University ("Duke"). The Duke Agreement grants the Company the rights to proprietary processes and regulatory data related to cord blood and cord tissue developed at Duke. The Company plans to explore, test, and/or administer these treatments to patients with osteoarthritis and with conditions for which there are limited U.S. Federal Drug Administration ("FDA") approved therapies, including cerebral palsy, autism, and multiple sclerosis. These treatments utilize the unique immunomodulatory and potential regenerative properties derived from cord blood and cord tissue. Pursuant to the Duke Agreement, the Company has been granted exclusive commercial rights to Duke's intellectual property assets, FDA regulatory data, clinical expertise and manufacturing protocols associated with various applications of cord blood and cord tissue stem cells. Through this Agreement, the Company intends to expand to a triad of core business units to include: (1) its cord blood bank and other storage services; (2) cord blood and cord tissue infusion clinic services in conjunction with the undertaking of cord blood and cord tissue clinical trials to obtain biologics license application ("BLA") approvals for new indications, and (3) biopharmaceutical manufacturing if BLA(s) are approved by the FDA. Due to equipment delivery delays, the Company is projecting to open the Cryo-Cell Institute for Cellular Therapies and begin infusing patients during fiscal 2024 if granted such rights by the FDA under IND(s).

## Corporate Information

We are a Delaware corporation that was incorporated in 1989. Our executive offices are located at 700 Brooker Creek Blvd, Suite 1800, Oldsmar, Florida 34677 and our telephone number at such office is (813) 749-2100. Our website address is https://www.cryo-cell.com. Information contained on our website is not deemed part of this report.

Consistent with its fiduciary duties, the board of directors and management has reviewed and will continue to review strategic options and opportunities for the Company, in order to maximize shareholder value. These options may include, but are not limited to, strategic mergers or acquisitions, investments in other public and/or private companies, repurchases of the Company's common stock or RSA interests, These options may or may not be related to the Company's current business. In order to undertake any of the aforementioned activities, the Company may take on substantial debt or equity capital which could increase the risk of investment in the Company.

## Results of Operations

*Revenue.* For the fiscal year ended November 30, 2023, the Company had revenue of $31,343,695 compared to $30,336,749 for the fiscal year ended November 30, 2022, an increase of 3% as a result of the reasons discussed below.

*Processing and Storage Fees.* For the fiscal year ended November 30, 2023, processing and storage fees were $30,796,091 compared to $29,771,123 for the fiscal year ended November 30, 2022. Processing and storage fee revenue is attributable to a 5% increase in recurring annual storage fee revenue offset by an 8% decrease in the number of new domestic cord blood specimens processed in fiscal year 2023 to fiscal year 2022.

*Product Revenue.* For the twelve months ended November 30, 2023, revenue from the product sales was $66,456 compared to $104,000 for the twelve months ended November 30, 2022.

*Public Cord Blood Banking Revenue.* For the twelve months ended November 30, 2023, revenue from the public cord blood banking sales was $481,148 compared to $461,626 for the twelve months ended November 30, 2022.

***Cost of Sales.*** For the fiscal year ended November 30, 2023, cost of sales was $8,442,310 as compared to $8,792,358 for the fiscal year ended November 30, 2022, representing a 4% decrease. Cost of sales includes wages and supplies associated with process enhancements to the existing production procedures and quality systems in the processing of cord blood specimens at the Company's facility in Oldsmar, Florida and depreciation expense of $171,697 for the year ended November 30, 2023 compared to $208,482 for the 2022 period. Also, included in Cost of Sales is $35,490 and $100,715 related to the costs associated with production of the PrepaCyte CB processing and storage system for the twelve months ended November 30, 2023 and November 30, 2022, respectively. Also included in Cost of Sales is $1,138,096 and $1,596,530 related to public cord blood banking for the twelve months ended November 30, 2023 and November 30, 2022, respectively. The decrease in cost of sales for the twelve months ended November 30, 2023 versus November 30, 2022 is due to the decrease in the number of new domestic cord blood specimens processed during the twelve months ended November 30, 2023 versus November 30, 2022.

***Selling, General and Administrative Expenses.*** Selling, general and administrative expenses during the fiscal year ended November 30, 2023 were $17,115,514 as compared to $15,580,274 for the fiscal year ended November 30, 2022 representing a 10% increase. These expenses are primarily comprised of selling and marketing expenses, salaries and wages for personnel and professional fees.

***Research, Development and Related Engineering Expenses.*** Research, development and related engineering expenses for the fiscal year ended November 30, 2023, were $1,171,456 as compared to $384,789 in 2022. The increase for the twelve months ended November 30, 2022 is due to the expenses related to the development of a manufacturing laboratory related to the Duke License Agreement (See Note 18).

***Depreciation and Amortization.*** Depreciation and amortization (not included in Cost of Sales) for the fiscal year ended November 30, 2023 was $1,124,228 compared to $1,119,528 for fiscal 2022.

***Change in the Fair Value of Contingent Consideration.*** Change in the fair value of the contingent consideration for the fiscal year ended November 30, 2023 was a decrease of $1,050,978 compared to an increase of $435,333 for fiscal 2022. The contingent consideration is the earnout that Cord:Use is entitled to from the Company's sale of the public cord blood inventory from and after closing, described above. The contingent consideration was remeasured to fair value as of November 30, 2023. The estimated fair value of the contingent earnout was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earnout payments. The resulting value captures the risk associated with the form of the payout structure. The risk-neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the estimated value of the liability.

***Impairment of Public Inventory.*** The impairment of public inventory for the twelve months ended November 30, 2023 was $3,737,133 compared to $0 for the 2022 period. Due to changes in sales trends and estimated recoverability of cost capitalized into inventory, an impairment charge of $3,737,133 and $0 was recognized during the fourth quarter of November 30, 2023 and November 30, 2022, respectively, to reduce inventory from cost to net realizable value.

***Impairment of Duke Assets.*** The impairment of Duke assets for the twelve months ended November 30, 2023 was $13,108,064 compared to $0 for the 2022 period. During fiscal 2023, the Company recognized that there were indications of impairment of the assets associated with the Duke license agreement. The Company evaluated the triggering events that existed as of November 30, 2023, tested the asset group for recoverability and measured the long-lived asset impairment. During the fourth quarter of fiscal 2023, the results received from a phase 2/3 trial to treat osteoarthritis of the knee conducted to compare the effectiveness of an injection of a corticosteroid control to mesenchymal stem cell (MSC) preparations from autologous bone marrow concentrate (BMAC), adipose derived stem cells in the form of Stromal Vascular Fraction (SVF), and third-party human mesenchymal stem cells manufactured from umbilical cord tissue at Duke University for the treatment of unilateral Knee Osteoarthritis (OA). No benefit was shown from any of the sources compared to the current standard of care. Given these results (that included the Duke MSCs to which the Company licensed the exclusive rights) and other factors, it was determined that the uncertain future cash flows from the Duke license agreement may not be enough to recover the carrying value of the asset resulting in a fully impaired asset.

*Interest Expense.* Interest expense during the fiscal year ended November 30, 2023 was $1,236,794 compared to $1,521,767 in fiscal 2022, of which $140,589 and $320,561, respectively, related to the credit and subordination agreements with Texas Capital Bank, National Association and Susser Bank as described in Note 4. Interest Expense is also comprised of $1,077,967 and $1,092,370 as of the twelve months ended November 30, 2023 and November 30, 2022, respectively, for amounts due to the parties to the Company's revenue sharing agreements based on the Company's storage revenue collected. The remaining interest expense for the twelve months ended November 30, 2023 and November 30, 2022 is due to the accretion of the outstanding liability due to Duke per the Agreement, see Note 18.   During fiscal 2023, the Company capitalized $683,524 of interest related to the construction of the Company's new facility in North Carolina.

*Gain on Interest Rate Swap.* Gain on the change in the fair value of a derivative for the fiscal year ended November 30, 2023 was $122,113. The fair value is based on prevailing market data and derived from proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions.

*Income Taxes.* U.S. income tax benefit for the twelve months ended November 30, 2023 was $3,842,826 compared to an income tax expense of $547,540 for the twelve months ended November 30, 2022.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income prior to the expiration of the tax attributes. In assessing the need for a valuation allowance, we must project future levels of taxable income. This assessment requires significant judgment. We examine the evidence related to the recent history of tax losses, the economic conditions in which we operate and our forecasts and projections to make that determination.

There was approximately $1,821,000 and $1,573,000 of U.S. income taxes paid for fiscal years ended November 30, 2023 and November 30, 2022, respectively.

**Liquidity and Capital Resources**

During fiscal 2016 through fiscal 2018, the Company entered into Credit Agreements ("Credit Agreements") with Texas Capital Bank, National Association ("TCB") totaling $15,500,00. As of July 1, 2022, the Company paid the TCB term loan in full. The Company has no further obligations under the Credit Agreement.

On July 18, 2022, the Company entered into a Credit Agreement ("Agreement Susser") with Susser Bank, a Texas state bank, as administrative agent ("Susser") on behalf of itself and the other lenders (collectively, the "Lenders") for (i) a revolving credit facility in an aggregate principal amount of up to $10,000,000 (the "RCF"); and (ii) a term loan facility in an original principal amount of $8,960,000 (the "Term Loan Susser" and together with the RCF collectively, the "Loans"). In connection with the RCF the Company entered into a Revolving Credit Note, in favor of Susser, in the stated principal amount of $10,000,000 (the "RCF Note"), and in connection with the Term Loan the Company entered into a Term Note, in favor of Susser, in the stated principal amount of $8,960,000 (the "Term Note" and together with RCF Note, collectively, the "Notes").

On July 29, 2022, the Company entered into an Amendment to Credit Agreement ("Amendment") with Susser on behalf of itself and the lenders. The Company is exposed to interest rate risk related to its variable rate debt obligation under the Term Note. In July 2022, the Company entered into an interest rate swap agreement with Susser to manage exposure arising from this risk. The swap agreement had a notional amount equal to the Term Note. The agreement pays the Company monthly SOFR plus 3.25% on the notional amount and the Company pays a fixed rate of interest equal to 6.09%. The effective date of the amended term loan was July 29, 2022 with a maturity date of July 29, 2032. On November 18, 2022, the Company terminated the interest rate swap agreement recording a gain on interest rate swap of $446,200 for the fiscal year ended November 30, 2022. A variable interest rate will be paid on the outstanding balance of the Term Note.

Prior to the loans, the Company's principal source of cash has been from sales of its umbilical cord blood program to customers and royalties from licensees.

At November 30, 2023, the Company had cash and cash equivalents of $406,067 as compared to $1,703,958 at November 30, 2022. The decrease in cash and cash equivalents during the twelve months ended November 30, 2023 was primarily attributable to the following:

- Net cash provided by operating activities in fiscal 2023 was $8,919,754 which was attributable to the Company's operating activities and a portion of the Company's new clients choosing the prepaid storage plans versus the annual storage fee plan.

- Net cash provided by operating activities in fiscal 2022 was $8,572,647 which was attributable to the Company's operating activities and a portion of the Company's new clients choosing the prepaid storage plans versus the annual storage fee plan.

- Net cash used in investing activities in fiscal 2023 was $8,144,754 which was primarily attributable to $6,838,969 used to purchase property and equipment related to the new facility (See Note 18), $799,999 used as part of the Patent Option and Technology License Agreement with Duke (See Note 18), and $1,082,924 for the purchase of marketable securities.

- Net cash used in investing activities in fiscal 2022 was $15,279,639 which was primarily attributable to $12,168,459 used to purchase property and equipment including a new facility (See Note 18) and $5,000,000 used as part of the Patent Option and Technology License Agreement with Duke (See Note 18).

- Net cash used in financing activities in fiscal 2023 was $2,072,891 which was primarily attributable to the payments of $156,355 to partially repay the Susser Bank notes payable described above, $799,036 used to repurchase the Company's common stock, and $2,000,000 to repay the RCF which was partially offset by the receipt of $950,000 received per a RCF from Susser Bank described above.

- Net cash from financing activities in fiscal 2022 was $147,862 which was primarily attributable to the payments of $1,946,996 to partially repay the TCB and Susser Bank notes payable described above, $1,819,915 used to repurchase the Company's common stock, $7,672,728 used to pay a dividend to the Company's shareholders and $5,400,000 to repay the RCF. These payments were partially offset by the receipt of $551,274 from the exercise of stock options, $8,960,000 received per a Credit Agreement with Susser Bank described above and $7,672,728 received per a RCF from Susser Bank described above.

The Company has a revolving line of credit, described above. The balance as of November 30, 2023 is $1,222,728 and is reflected on the accompanying balance sheet.

The Company anticipates making discretionary capital expenditures of approximately $5,000,000 over the next twelve months for property build out, purchases of equipment, obligations under the Patent and Technology License Agreement with Duke University and software enhancements. The Company anticipates funding future property build out, equipment purchases, obligations under the Patent Technology License Agreement with Duke University and software enhancements with cash-on-hand, cash flows from future operations, the Company's revolving line of credit (see Note 4) and potential additional debt financing. The

Company intends to transfer the assets related to the Patent and Technology License Agreement with Duke University and certain other assets into a newly formed, wholly-owned subsidiary to provide more financial flexibility to fund future projects. Once such transfer is completed, the Company also intends to explore spinning off this subsidiary to the Company's shareholders.

The Company anticipates that its cash and cash equivalents, marketable securities and cash flows from future operations, together with external sources of capital will be sufficient to fund its known cash needs for at least the next 12 months. Cash flows from operations will depend primarily upon increasing revenues from sales of its umbilical cord blood and cord tissue cellular storage services, developing its infusion services at the Cryo-Cell Institute for Cellular Therapies and managing discretionary expenses. If expected increases in revenues are not realized, or if expenses are higher than anticipated, or if the Company is unable to obtain additional financing, the Company will be required to reduce or defer cash expenditures or otherwise manage its cash resources during the next 12 months so that they are sufficient to meet the Company's cash needs for that period. Any reductions in expenditures, if necessary, may have an adverse effect on the Company's business operations, including sales activities and the development of new services and technology. In the future, the Company anticipates using a substantial amount of cash to fund clinical trials related to the Patent and Technology License Agreement with Duke University (see Note 18) and to develop its biopharmaceutical manufacturing capabilities related to mesenchymal stromal cells derived from umbilical cord tissue.

**Critical Accounting Policies and Estimates**

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The Company believes that its estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. For further discussion of the Company's significant and critical accounting policies, refer to Note 1 – "Description of Business and Summary of Critical and Significant Accounting Policies" to the Consolidated Financial Statements contained in Item 8 of this document.

**Revenue Recognition**

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). ASC 606 applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. ASC 606 also requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In accordance with ASC 606, the Company is required to capitalize certain contract acquisition costs consisting primarily of commissions paid when contracts are signed and amortize these costs on a systematic basis, consistent with the pattern of transfer of the storage services provided over time for which the asset relates.

Under ASC 606, revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the promised services are transferred to the customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring services to a customer ("transaction price").

At contract inception, if the contract is determined to be within the scope of ASC 606, the Company evaluates its contracts with customers using the five-step model: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when (or as) each performance obligation is satisfied. The Company evaluates its contracts for legal enforceability at contract inception and subsequently throughout the Company's relationship with its customers. If legal enforceability with regards to the rights and obligations exist for both the Company and the customer, then the Company has an enforceable contract and revenue recognition is permitted subject to the satisfaction of the other criteria. If, at the outset of an arrangement, the Company determines that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met. The Company only applies the five-step model to contracts when it is probable that collection of the consideration that the Company is entitled to in exchange for the goods or services being transferred to the customer, will occur.

**Income Taxes**

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The Company records a valuation allowance when it is "more likely than not" that all future income tax benefits will be realized. When the Company changes its determination as to the amount of deferred income tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made. The ultimate realization of the Company's deferred income tax assets depends upon generating sufficient taxable income prior to the expiration of the tax attributes. In assessing the need for a valuation allowance, the Company projects future levels of taxable income. This assessment requires significant judgment. The Company examines the evidence related to the recent history of losses, the economic conditions in which the Company operates and forecasts and projections to make that determination.

**Long-Lived Assets**

The Company evaluates the realizability of its long-lived assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or when significant economic slowdowns are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment and carrying value is in excess of fair value, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing a discount rate. The Company did not note any impairment for the twelve months ended November 30, 2023 and November 30, 2022.

**Goodwill**

Goodwill represents the excess of the purchase price of the assets acquired from Cord:Use over the estimated fair value of the net tangible and identifiable assets acquired. The annual assessment of the reporting unit is performed as of September 1st, and an assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. The Company first performs a qualitative assessment to test goodwill for impairment and concludes if it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the qualitative assessment concludes that it is not more likely than not that the fair value is less than the carrying value, the two-step goodwill impairment test is not required. If the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than the carrying value, then the two-step goodwill impairment test is required. Step one of the impairment assessment compares the fair value of the reporting unit to its carrying value and if the fair value exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds the fair value, the implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value exceeds the carrying value then goodwill is not impaired; otherwise, an impairment loss would be recorded by the amount the carrying value exceeds the implied fair value.

**Stock Compensation**

As of November 30, 2023, the Company has three stock-based employee compensation plans, which are described in Note 10 to the consolidated financial statements.

The Company recognizes stock-based compensation based on the fair value of the related awards. Under the fair value recognition guidance of stock-based compensation accounting rules, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The fair value of service-based vesting condition and performance-based vesting condition stock option awards is determined using the Black-Scholes valuation model. For stock option awards with only service-based vesting conditions and graded vesting features, the Company recognizes stock compensation expense based on the graded-vesting method. To value awards with market-based vesting conditions the Company uses a binomial valuation model. The Company recognizes compensation cost for awards with market-based vesting conditions on a graded-vesting basis over the derived service period calculated by the binomial valuation model. The use of these valuation models involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.

The estimation of stock awards that will ultimately vest requires judgment and to the extent that actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period they become known. The Company considered many factors when estimating forfeitures, including the recipient groups and historical experience. Actual results and future changes in estimates may differ substantially from current estimates.

The Company issues performance-based equity awards which vest upon the achievement of certain financial performance goals, including revenue and income targets. Determining the appropriate amount to expense based on the anticipated achievement of the stated goals requires judgment, including forecasting future financial results. The estimate of the timing of the expense recognition is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revision is reflected in the period of the change. If the financial performance goals are not met, the award does not vest, so no compensation cost is recognized and any previously stock-recognized stock-based compensation expense is reversed.

The Company issues equity awards with market-based vesting conditions which vest upon the achievement of certain stock price targets. If the awards are forfeited prior to the completion of the derived service period, any recognized compensation is reversed. If the awards are forfeited after the completion of the derived service period, the compensation cost is not reversed, even if the awards never vest.

On April 8, 2022, the Board of Directors of the Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") to provide incentive compensation to the Company's employees, independent directors and independent contractors. The plan was approved at the Company's 2022 Annual Meeting. The 2022 Plan reserves 1,500,000 shares of the Company's common stock for issuance pursuant to stock options, restricted stock, SARs, and other stock awards (i.e., performance shares and performance units).

**License and Royalty Agreements**

The Company has entered into licensing agreements with certain investors in various international markets in an attempt to capitalize on the Company's technology. The investors typically pay a licensing fee to receive Company marketing programs, technology and know-how in a selected area. The investor may be given a right to sell sub-license agreements as well. As part of the accounting for the up-front license revenue, revenue from the up-front license fee is recognized based on such factors as when the payment is due, collectability and when all material services or conditions relating to the sale have been substantially performed based on the terms of the agreement. The following areas each have one license agreement: El Salvador, Guatemala, Panama, Honduras and Pakistan. The following areas each have two license agreements: India, Nicaragua and Costa Rica. The Company is in the process of discussing a new agreement for Venezuela. In the future, if the Company loses revenue due to lack of payment from the foreign affiliates or the foreign affiliates are closed, the Company's overall revenue will decrease.

In addition to the license fee, the Company earns a royalty on processing and storage fees on subsequent processing and storage revenues received by the licensee in the licensed territory and a fee on any sub-license agreements that are sold by the licensee where applicable. The Company processes and stores specimens sent directly from customers of licensees in El Salvador, Guatemala, Ecuador, Panama, Honduras, Nicaragua, Costa Rica, Pakistan and Venezuela. These fees are included in processing and storage fees revenue on the consolidated statements of operations. The Company periodically reviews license and royalty receivables for collectability and, if necessary, will record an expense for an allowance for uncollectible accounts. If the financial condition of the Company's sub-licensees were to deteriorate beyond the estimates, the Company may have to increase the allowance for doubtful accounts which could have a negative impact on earnings. If the licensee's customer base were to decrease, it would negatively impact the Company's ongoing license income.

**Accounts Receivable**

Accounts receivable consist of uncollateralized amounts due from clients that have enrolled and processed in the umbilical cord blood stem cell processing and storage programs and amounts due from license affiliates, and sublicensee territories. Accounts receivable are due within 30 days and are stated at amounts net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering the length of time accounts receivable are past due, the Company's previous loss history, and the client's current ability to pay its obligations. Therefore, if the financial condition of the Company's clients were to deteriorate beyond the estimates, the Company may have to increase the allowance for doubtful accounts which could have a negative impact on earnings. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

**Inventories**

As part of the Asset Purchase Agreement, the Company has an agreement with Duke University ("Duke") expiring on January 31, 2025 for Duke to receive, process, and store cord blood units for the Public Cord Blood Bank ("Duke Services"). As of November 30, 2023, the Company had approximately 6,000 cord blood units in inventory. These units are valued at the lower of cost or net realizable value. Costs include the cost of collecting, transporting, processing and storing the unit. Costs charged by Duke for their Duke Services are based on a monthly fixed fee for processing and storing 36 blood units per year. The Company computes the cost per unit for these Duke Services and capitalizes the unit cost on all blood units shipped and stored in a year at Duke. If the Company ships and stores less than 36 blood units with Duke in a one-year period, a portion of these fixed costs are expensed and included in facility operating costs. Certain costs of collection incurred, such as the cost of collection staff and transportation costs incurred to ship Public Bank units from hospitals to the stem cell laboratory are allocated to banked units based on an average cost method. The change in the number of expected units to be sold could have a significant impact on the estimated net realizable value of banked units which could have a material effect on the value of the inventory. Costs incurred related to cord blood units that cannot be sold are expensed in the period incurred and are included in facility operating costs in the accompanying statements of operations. The Company records a reserve against inventory for units which have been processed and frozen but may not ultimately become distributable (see Note 2). Due to changes in sales trends and estimated recoverability of cost capitalized into inventory, an impairment charge of $3,737,133 and $0 was recognized during the fourth quarter of 2023 and 2022, respectively, to reduce inventory from cost to net realizable value.

### Patents and Trademarks

The Company incurs certain legal and related costs in connection with patent and trademark applications. If a future economic benefit is anticipated from the resulting patent or trademark or an alternate future use is available to the Company, such costs are capitalized and amortized over the expected life of the patent or trademark. The Company's assessment of future economic benefit involves considerable management judgment. A different conclusion could result in the reduction of the carrying value of these assets.

### Revenue Sharing Agreements

The Company has entered into Revenue Sharing Agreements ("RSAs") with various parties whereby these parties contracted with the Company for a percentage of future storage revenues the Company generates and collects from clients in specific geographical areas. The RSAs have no definitive term or termination provisions. The sharing applies to the storage fees collected for all specified specimens in the area up to the number covered in the contract. When the number of specimens is filled, any additional specimens stored in that area are not subject to revenue sharing. As empty spaces result from attrition over time, the Company agrees to fill them as soon as possible. The parties typically pay the Company a non-refundable up-front fee for the rights to these future payments. The Company recognized these non-refundable fees as a long-term liability. Given the criteria under which these RSAs are established, cash flows related to these contracts can fluctuate from period to period. All payments made to the other parties to the RSAs are recognized as interest expense. At such time as the total payments can be determined, the Company will commence amortizing these liabilities under the effective interest method. The Company does not intend to enter into additional RSAs.

### Contingent Consideration

The contingent consideration is the earnout that Cord:Use is entitled to from the Company's sale of the public cord blood inventory. The estimated fair value of the contingent earnout was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earnout payments. The resulting value captures the risk associated with the form of the payout structure. The risk-neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the estimated value of the liability.

### Recently Issued Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements.

### Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

### ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable, as the Company is a smaller reporting company.

**ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

The consolidated financial statements and supplementary data listed in the accompanying Index to Consolidated Financial Statements are attached as part of this report.

The following consolidated financial statements of Cryo-Cell International, Inc. are included in Item 8:

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 45 |
| Consolidated Balance Sheets as of November 30, 2023 and 2022 | 48 |
| Consolidated Statements of Operations For the Fiscal Years Ended November 30, 2023 and 2022 | 49 |
| Consolidated Statements of Cash Flows For the Fiscal Years Ended November 30, 2023 and 2022 | 50 |
| Consolidated Statements of Stockholders' Deficit For the Fiscal Years Ended November 30, 2023 and 2022 | 51 |
| Notes to Consolidated Financial Statements | 52 |

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are already included in the Notes to Consolidated Financial Statements included under this Item 8 or are inapplicable, and therefore have been omitted.



235 Peachtree Street NE  404 588 4200
Suite 1800      wipfli.com
Atlanta, GA 30303

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Cryo-Cell International, Inc.
Oldsmar, Florida

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Cryo-Cell International, Inc. and subsidiaries (the "Company"), as of November 30, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

### *Estimate of Public Inventory Valuation and Contingent Consideration – valuation related to the amount of public inventory sales*

As described in Notes 1 and 2 to the financial statements, the Company's inventory of finished goods related to public inventory totaled $5,599,238 and contingent consideration related to sales of public inventory totaled $44,226.

Inventories are recorded at the lower of cost or net realizable value. Management periodically evaluates the carrying value of public inventories in relation to the forecasts of demand and sales trends. When sales trends indicate cost capitalized into public inventories will not be recoverable, an impairment is recorded for excess inventories. Changes in assumptions of demand could have a significant impact on the amount of impairment recorded. An impairment charge of $3,737,133 was made during the year.

Contingent consideration represents the fair value of estimated earnout payments the Company will make to another company from which the Company acquired the majority of public inventory. Earnout payments are based on sales revenue from the acquired public inventory. Changes in assumptions of demand and related sales revenue from public inventory could have a significant impact on fair value of contingent consideration.

Given the inherent uncertainty in forecasting demand, auditing the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.
Our procedures related to management's forecasts of demand used to record an impairment for excess inventories and fair value of contingent consideration included the following, among others:

- We evaluated management's ability to accurately forecast product demand by comparing actual results to management's historical estimates.

- We tested the mathematical accuracy of management's calculations.

- Performed corroborative inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the demand forecasts.

### *Evaluation of Duke License Agreement for Impairment*

As described in Notes 1 and 18 to the financial statements, the Company had recorded a long-lived asset related to a Patent and Technology License Agreement with Duke.

The Duke License Agreement was initially recorded at the present value of cash flow of the total purchase price. The asset was to be amortized over the expected life of the agreement. When indicators of possible impairment are apparent, an impairment analysis is performed to determine the likely realizable amount of the asset. If the realizable amount is less than what is recorded, an impairment is recorded. Due to events that transpired in the fourth quarter of fiscal 2023, management performed an impairment analysis, and an impairment charge of $13,108,064 was recorded.

Given the inherent uncertainty in forecasting future cash flows, auditing the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort. Our procedures related to management's forecasts of future cash flows used to record an impairment for the Duke License Agreement asset included the following, among others:

- We assessed the methodologies used to estimate future cash flows and estimate fair values.

- We tested the significant assumptions used to develop the estimates of future cash flows and fair values.

- We tested the completeness and accuracy of the underlying data used by the Company in its analysis.

/s/ Wipfli LLP

We have served as the Company's auditor since 2016.

Atlanta, Georgia
February 28, 2024

# CRYO-CELL INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| | November 30, 2023 | November 30, 2022 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 406,067 | $ 1,703,958 |
| Marketable securities | 574,183 | 17,620 |
| Accounts receivable (net of allowance for doubtful accounts of $3,822,300 and $3,528,119, respectively) | 6,576,240 | 6,043,941 |
| Prepaid expenses | 615,407 | 566,557 |
| Inventory, current portion | 768,877 | 851,230 |
| Swap contract | 122,113 | — |
| Other current assets | 389,950 | 426,879 |
| Total current assets | 9,452,837 | 9,610,185 |
| **Property and Equipment-net** | 20,996,883 | 13,603,115 |
| **Other Assets** | | |
| Investment – Tianhe stock | 308,000 | 308,000 |
| Duke license agreement | — | 13,691,028 |
| Intangible assets, net | 989,121 | 1,463,312 |
| Inventory, net of current portion | 5,260,119 | 9,275,344 |
| Goodwill | 1,941,411 | 1,941,411 |
| Deferred tax assets | 20,492,749 | 13,742,399 |
| Operating lease right-of-use asset | 1,033,157 | 606,034 |
| Deposits and other assets, net | 746,493 | 647,226 |
| Total other assets | 30,771,050 | 41,674,754 |
| Total assets | $ 61,220,770 | $ 64,888,054 |
| **LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 3,174,584 | $ 1,605,301 |
| Accrued expenses | 5,170,809 | 3,585,810 |
| Note payable | 165,641 | 150,527 |
| Line of credit | 1,222,728 | 2,272,728 |
| Current portion of operating lease liability | 225,686 | 297,691 |
| Duke license agreement liability | 1,200,000 | 1,983,036 |
| Deferred revenue | 9,704,553 | 9,586,327 |
| Total current liabilities | 20,864,001 | 19,481,420 |
| **Other Liabilities** | | |
| Deferred revenue, net of current portion | 41,186,800 | 36,000,059 |
| Contingent consideration | 44,226 | 1,162,704 |
| Note payable, net of current portion and debt issuance costs | 8,430,037 | 8,579,875 |
| Operating lease long-term liability | 851,938 | 313,298 |
| Long-term liability – revenue sharing agreements | 875,000 | 875,000 |
| Total other liabilities | 51,388,001 | 46,930,936 |
| Total liabilities | 72,252,002 | 66,412,356 |
| Commitments and contingencies (Note 12) | — | — |
| **Stockholders' Deficit** | | |
| Preferred stock ($.01 par value, 500,000 authorized and none issued and outstanding) | — | — |
| Series A Junior participating preferred stock ($.01 par value, 20,000 authorized and none issued and outstanding) | — | — |
| Common stock ($.01 par value, 20,000,000 authorized; 14,849,246 issued and 8,286,785 outstanding as of November 30, 2023 and 14,848,001 issued and 8,500,511 outstanding as of November 30, 2022) | 148,492 | 148,480 |
| Additional paid-in capital | 43,411,143 | 42,597,380 |
| Treasury stock, at cost | (23,431,685) | (22,632,649) |
| Accumulated deficit | (31,159,182) | (21,637,513) |
| Total stockholders' deficit | (11,031,232) | (1,524,302) |
| Total liabilities and stockholders' deficit | $ 61,220,770 | $ 64,888,054 |

The accompanying notes are an integral part of these consolidated financial statements.

# CRYO-CELL INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | November 30, 2023 | November 30, 2022 |
|---|---|---|
| **Revenue:** | | |
| Processing and storage fees | $ 30,796,091 | $29,771,123 |
| Public banking revenue | 481,148 | 461,626 |
| Product revenue | 66,456 | 104,000 |
| Total revenue | 31,343,695 | 30,336,749 |
| **Costs and Expenses:** | | |
| Cost of sales | 8,442,310 | 8,792,358 |
| Selling, general and administrative expenses | 17,115,514 | 15,580,274 |
| Impairment of public inventory | 3,737,133 | — |
| Impairment of Duke assets | 13,108,064 | — |
| Change in fair value of contingent consideration | (1,050,978) | 435,333 |
| Research, development and related engineering | 1,171,456 | 384,789 |
| Depreciation and amortization | 1,124,228 | 1,119,528 |
| Total costs and expenses | 43,647,727 | 26,312,282 |
| **Operating (Loss) Income** | (12,304,032) | 4,024,467 |
| **Other Income (Expense):** | | |
| Gains (losses) on marketable securities | 50,777 | (38,972) |
| Gain on interest rate swap | 122,113 | 446,200 |
| Gain on sale of property and equipment | — | 407,344 |
| Other income | 3,441 | 1,676 |
| Interest expense | (1,236,794) | (1,521,767) |
| Total other income (expense) | (1,060,463) | (705,519) |
| (Loss) income before income tax expense | (13,364,495) | 3,318,948 |
| Income tax benefit (expense) | 3,842,826 | (547,540) |
| **Net (loss) income** | $ (9,521,669) | $ 2,771,408 |
| Net (loss) income per common share – basic | $ (1.14) | $ 0.33 |
| Weighted average common shares outstanding – basic | 8,340,839 | 8,465,568 |
| Net (loss) income per common share – diluted | $ (1.14) | $ 0.33 |
| Weighted average common shares outstanding – diluted | 8,340,839 | 8,483,994 |

The accompanying notes are an integral part of these consolidated financial statements.

## CRYO-CELL INTERNATIONAL, INC. AND SUBSIDIARIES
### CONSOLIDATED STATEMENTS OF CASH FLOWS

| | November 30, 2023 | November 30, 2022 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net (loss) income | $ (9,521,669) | $ 2,771,408 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | |
| Depreciation and amortization expense | 1,399,667 | 1,498,883 |
| Impairment of public inventory | 3,737,133 | — |
| Impairment of Duke assets | 13,108,064 | — |
| Gain on sale of property and equipment | — | (407,344) |
| Change in fair value of contingent consideration | (1,050,978) | 435,333 |
| Unrealized (gains) losses on marketable securities | (50,777) | 38,972 |
| Unrealized gain on interest rate swap contract | (122,113) | — |
| Compensatory element of stock options | 816,639 | 461,345 |
| Provision for doubtful accounts | 1,036,390 | 929,618 |
| Deferred income tax expense | (6,750,350) | (1,732,266) |
| Amortization of debt issuance costs | 21,631 | 15,834 |
| Amortization of operating lease right-of-use asset | 310,744 | 310,459 |
| Changes in assets and liabilities: | | |
| Accounts receivable | (1,568,689) | (1,720,386) |
| Prepaid expenses | (48,850) | (8,144) |
| Inventory | 360,445 | 490,002 |
| Other current assets | 36,929 | 284,329 |
| Deposits and other assets, net | (99,267) | (80,756) |
| Accounts payable | 688,935 | 115,527 |
| Accrued expenses | 1,582,135 | 528,424 |
| Operating lease liability | (271,232) | (312,067) |
| Deferred revenue | 5,304,967 | 4,953,476 |
| **Net cash from operating activities** | 8,919,754 | 8,572,647 |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | (6,838,969) | (12,168,459) |
| Sale of property and equipment | — | 1,870,000 |
| Payment of Duke license agreement | (799,999) | (5,000,000) |
| Proceeds from liquidation of marketable securities | 179,306 | — |
| Purchases of marketable securities | (1,082,923) | (1,142,212) |
| Sale of marketable securities | 397,831 | 1,161,032 |
| **Net cash used in investing activities** | (8,144,754) | (15,279,639) |
| **Cash flows from financing activities:** | | |
| Treasury stock purchases | (799,036) | (1,819,915) |
| Repayments of note payable | (156,355) | (1,946,996) |
| Repayment of line of credit | (2,000,000) | (5,400,000) |
| Proceeds from the exercise of stock options | — | 551,274 |
| Proceeds from line of credit | 950,000 | 7,672,728 |
| Proceeds from note payable | — | 8,960,000 |
| Dividends paid | — | (7,672,728) |
| Issuance costs associated with the proceeds from the note payable | — | (196,501) |
| Payment of Cord:Use earnout | (67,500) | — |
| **Net cash (used in) provided by financing activities** | (2,072,891) | 147,862 |
| **Decrease in cash and cash equivalents** | (1,297,891) | (6,559,130) |
| Cash and cash equivalents – beginning of period | 1,703,958 | 8,263,088 |
| Cash and cash equivalents – end of period | $ 406,067 | $ 1,703,958 |
| **Supplemental non-cash operating activities:** | | |
| Lease liability arising from right-of-use asset | $ 737,867 | $ — |
| **Supplemental investing activities:** | | |
| Construction costs payable | $ 880,348 | $ — |
| **Supplemental cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 1,808,751 | $ 1,259,884 |
| Income taxes | $ 1,820,802 | $ 1,572,602 |

The accompanying notes are an integral part of these consolidated financial statements.

# CRYO-CELL INTERNATIONAL, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at November 30, 2021 | 14,665,772 | $146,658 | $41,586,583 | $(20,812,734) | $(16,736,193) | $ 4,184,314 |
| Exercise of stock options | 182,229 | 1,822 | 549,452 | | | 551,274 |
| Compensatory element of stock options | | | 461,345 | | | 461,345 |
| Treasury stock | | | | (1,819,915) | | (1,819,915) |
| Dividends declared ($0.90 per share) | | | | | (7,672,728) | (7,672,728) |
| Net income | | | | | 2,771,408 | 2,771,408 |
| Balance at November 30, 2022 | 14,848,001 | $148,480 | $42,597,380 | $(22,632,649) | $(21,637,513) | $ (1,524,302) |
| Exercise of stock options | 1,245 | 12 | (2,876) | | | (2,864) |
| Compensatory element of stock options | | | 816,639 | | | 816,639 |
| Treasury stock | | | | (799,036) | | (799,036) |
| Net loss | | | | | (9,521,669) | (9,521,669) |
| Balance at November 30, 2023 | 14,849,246 | $148,492 | $43,411,143 | $(23,431,685) | $(31,159,182) | $(11,031,232) |

The accompanying notes are an integral part of these consolidated financial statements.

**CRYO-CELL INTERNATIONAL, INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**November 30, 2023 and 2022**

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business.**

Cryo-Cell International, Inc. ("the Company" or "Cryo-Cell") was incorporated in Delaware on September 11, 1989 and is headquartered in Oldsmar, Florida. The Company is organized in three reportable segments, cellular processing and cryogenic cellular storage, with a current focus on the collection and preservation of umbilical cord blood stem cells for family use, the manufacture of PrepaCyte CB units, the processing technology used to process umbilical cord blood stem cells and cellular processing and cryogenic storage of umbilical cord blood stem cells for public use. Revenues for the cellular processing and cryogenic cellular storage represent sales of the umbilical cord blood stem cells program to customers and income from licensees selling the umbilical cord blood stem cells program to customers outside the United States. Revenues for the manufacture of PrepaCyte CB units represent sales of the PrepaCyte CB units to customers. Revenue for the cryogenic storage of umbilical cord blood stem cells for public use, stored at Duke University (see below), is generated from the sale of the cord blood units to the National Marrow Donor Program ("NMDP"), which distributes the cord blood units to transplant centers located in the United States and around the world. The Company's headquarters facility in Oldsmar, Florida handles all aspects of its U.S.-based business operations including the processing and storage of specimens, including specimens obtained from certain of its licensees' customers. The specimens are stored in commercially available cryogenic storage equipment.

**Basis of Presentation**

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of November 30, 2023 and November 30, 2022 and for the years then ended includes the accounts of the Company and all of its subsidiaries, which are inactive. All intercompany balances have been eliminated upon consolidation.

**Concentration of Risks**

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalent accounts in financial institutions, which often exceed the Federal Deposit Insurance Corporation (FDIC) limit. The Company places its cash with high quality financial institutions and believes it is not exposed to any significant credit risk. The Company may from time to time invest some of its cash funds in certificates of deposit and bond investments maintained by brokers who are insured under the Securities Investor Protection Corporation (SIPC). The Company believes these are conservative investments with a low risk for any loss of principal. The Company regularly assesses its marketable security investments for impairment and adjusts its investment strategy as it deems appropriate.

The Company depends on one supplier for the source of its collection kits, a critical component of the umbilical cord blood stem cell collection process. However, the Company believes that alternative sources of supply are available.

The Company depends on three suppliers for the supply and manufacturing of the PrepaCyte CB units. However, the Company believes that alternative sources of supply and manufacturing are available.

The Company depends on one third party, the National Marrow Donor Program, to manage the public umbilical cord stem cells that are needed for transplant.

During fiscal 2023 and 2022, there were no concentration of risks.

## Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). ASC 606 applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. ASC 606 also requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Under ASC 606, revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the promised services are transferred to the customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring services to a customer ("transaction price").

At contract inception, if the contract is determined to be within the scope of ASC 606, the Company evaluates its contracts with customers using the five-step model: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when (or as) each performance obligation is satisfied. The Company evaluates its contracts for legal enforceability at contract inception and subsequently throughout the Company's relationship with its customers. If legal enforceability with regards to the rights and obligations exist for both the Company and the customer, then the Company has an enforceable contract and revenue recognition is permitted subject to the satisfaction of the other criteria. If, at the outset of an arrangement, the Company determines that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met. The Company only applies the five-step model to contracts when it is probable that collection of the consideration that the Company is entitled to in exchange for the goods or services being transferred to the customer, will occur.

Contract modifications exist when the modification either creates new or changes in the existing enforceable rights and obligations. The Company's contracts are occasionally modified to account for changes in contract terms and conditions, which the Company refers to as an upgrade or downgrade. An upgrade occurs when a customer wants to pay for additional years of storage. A downgrade occurs when a customer originally entered into a long-term contract (such as twenty-one year or lifetime plan) but would like to change the term to a one-year contract. Upgrade modifications qualify for treatment as a separate contract as the additional services are distinct and the increase in contract price reflects the Company's stand-alone selling price for the additional services and will be accounted for on a prospective basis. Downgrade modifications do not qualify for treatment as a separate contract as there is no increase in price over the original contract, thus failing the separate contract criteria. As such, the Company separately considers downgrade modifications to determine if these should be accounted for as a termination of the existing contract and creation of a new contract (prospective method) or as part of the existing contract (cumulative catch-up adjustment). ASC 606 requires that an entity account for the contract modification as if it were a termination of the existing contract, and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. As the services after the modification were previously determined to be distinct, the

Company concluded that downgrade modifications qualify under this method and will be accounted for on a prospective basis. Although contract modifications do occur, they are infrequent.

**Performance Obligations**

At contract inception, the Company assesses the goods and services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company determined that the following distinct goods and services represent separate performance obligations involving the sale of its umbilical cord blood product:

- Collection and processing services

- Storage services

- Public cord blood banking

- License and royalties

- Sale of PrepaCyte CB product

**a)  Collection, Processing and Storage Fees**

Processing and storage fees include the Company providing umbilical cord blood and tissue cellular processing and cryogenic cellular storage for private use. Revenues recognized for the cellular processing and cryogenic cellular storage represent sales of the umbilical cord blood stem cells program to customers and income from licensees who are selling the umbilical cord blood stem cells program to customers outside the United States.

The Company recognizes revenue from processing fees at the point in time of the successful completion of processing and recognizes storage fees over time, which is ratably over the contractual storage period as well as other income from royalties paid by licensees related to long-term storage contracts which the Company has under license agreements. Contracted storage periods are typically annual, eighteen years, twenty-one years and lifetime. The life-time storage plan is based on a life expectancy of 81 years, which is the current estimate by the Center for Disease Control for United States women's life expectancy and concluded that additional data analysis would result in an immaterial difference in revenue. Deferred revenue on the accompanying consolidated balance sheets includes the portion of the annual, the twenty-one-year and the life-time storage fees that are being recognized over the contractual storage period as well as royalties received from foreign licensees relating to long-term storage contracts for which the Company has future obligations under the license agreement. The Company classifies deferred revenue as current if the Company expects to recognize the related revenue over the next 12 months from the balance sheet date.

*Significant financing*

When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. For all plans being annual, twenty-one years and lifetime, the storage fee is paid at the beginning of the storage period (prepaid plans). Alternatively, the Company offers payment plans (including a stated service fee) for customers to pay over time for a period of one to twenty-four plus months. The one-time plan includes the collection kit, processing and testing, return medical courier service and twenty-one years of pre-paid storage fees. The life-time plan includes the collection kit, processing and testing, return medical courier service and pre-paid storage fees for the life of the customer. The Company concluded that a significant financing component

54

is not present within either the prepaid or overtime payment plans. The Company has determined that the twenty-one year and life-time prepayment options do not include a significant financing component as the payment terms were structured primarily for reasons other than the provision of financing and to maximize profitability.

The Company has determined that the majority of plans that are paid over time are paid in less than a year. When considered over a twenty-four-month payment plan, the difference between the cash selling price and the consideration paid is nominal. As such, the Company believes that its payment plans do not include significant financing components as they are not significant in the aggregate when considered in the context of all contracts entered into nor significant at the individual contract level.

The Company elected to apply the practical expedient where the Company does not need to assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays is one year or less.

As of November 30, 2023, the total aggregate transaction price allocated to the unsatisfied performance obligations was recorded as deferred revenue amounting to $50,891,353, which will be recognized ratably on a straight-line basis over the contractual period of which $9,704,553 will be recognized over the next twelve months.

### Variable consideration

In December 2005, the Company began providing its customers that enrolled after December 2005 a payment warranty under which the Company agrees to pay $50,000 to its client if the umbilical cord blood product retrieved is used for a stem cell transplant for the donor or an immediate family member and fails to engraft, subject to various restrictions. Effective February 1, 2012, the Company increased the $50,000 payment warranty to a $75,000 payment warranty to all of its new clients. Effective June 1, 2017, the Company increased the payment warranty to $100,000 to all new clients who choose the premium processing method, PrepaCyte CB. The product warranty is available to clients who enroll under this structure for as long as the specimen is stored with the Company. In the processing and storage agreements, the Company provides limited rights which are offered to customers automatically upon contract execution. The Company has determined that the payment warranty represents variable consideration payable to the customer.

Based on the Company's historical experience to date, the Company has determined the payment warranty to be fully constrained under the most likely amount method. Consequently, the transaction price does not currently reflect any expectation of service level credits. At the end of each reporting period, the Company will update the estimated transaction price related to the payment warranty including updating its assessment of whether an estimate of variable consideration is constrained to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

### Allocation of transaction price

As the Company's processing and storage agreements contain multiple performance obligations, ASC 606 requires an allocation of the transaction price based on the estimated relative standalone selling prices of the promised services underlying each performance obligation. The Company has selected an adjusted market assessment approach to estimate the stand-alone selling prices of the processing services and storage services and concluded that the published list price is the price that a customer in that market would be willing to pay for those goods or services. The Company also considered the fact that all customers are charged the list prices current at the time of their enrollment where the Company has separately stated list prices for processing and storage.

*Costs to Obtain a Contract*

The Company capitalizes commissions that are incremental in obtaining customer contracts and the costs incurred to fulfill a customer contract if those costs are not within the scope of another topic within the accounting literature and meet the specified criteria. These costs are deferred in other current or long-term assets and are expensed to selling, general and administrative expenses as the Company satisfies the performance obligations by transferring the service to the customer. These assets will be periodically assessed for impairment. As a practical expedient, the Company elected to recognize the incremental costs of obtaining its annual contracts as an expense when incurred, as the amortization period of the asset recognized would have been one year.

The Company has determined that payments under the Company's refer-a-friend program ("RAF program") are incremental costs of obtaining a contract as they provide an incentive for existing customers to refer new customers to the Company and is referred to as commission. The amount paid under the RAF program (either through issuance of credits to customers or check payments) which exceeds the typical commission payment to a sales representative is recorded as a reduction to revenue under ASC 606. During the twelve months ended November 30, 2023 and November 30, 2022, the Company recorded $41,056 and $50,977, respectively, in commission payments to customers under the RAF program as a reduction to revenue. For the twelve months ended November 30, 2023 and November 30, 2022, the Company capitalized additional contract acquisition costs of $114,139 and $109,673, respectively, net of amortization expense.

**b) Public banking revenue**

The Company sells cord blood units to the National Marrow Donor program ("NMDP") which distributes the cord blood units to transplant centers located in the United States and around the world. Control is transferred at the point in time when the shipment has occurred, at which time, the Company records revenue.

**c) Licensee and royalty income**

Licensee and royalty income consist of royalty income earned on the processing and storage of cord blood stem cell specimens by an affiliate where the Company has a License and Royalty Agreement. The Company records revenue from processing and storage of specimens and pursuant to agreements with licensees. The Company records the royalty revenue in same period that the related processing and storage is being completed by the affiliate.

**d) Product Revenue**

The Company records revenue from the sale of the PrepaCyte CB product line upon shipment of the product to the Company's customers.

**e) Shipping and handling**

The Company elected to apply the practical expedient to account for shipping and handling activities performed after the control of a good has been transferred to the customer as a fulfillment cost. Shipping and handling costs that the Company incurs are therefore expensed and included in cost of sales.

**Disaggregation of Revenue**

The revenue as reflected in the statements of operations is disaggregated by products and services.

The following table provides information about assets and liabilities from contracts with customers:

|  | November 30, 2023 | November 30, 2022 |
| --- | --- | --- |
| Contract assets (sales commissions) | $ 695,695 | $ 615,628 |
| Accounts receivable | $ 6,576,240 | $ 6,043,941 |
| Short-term contract liabilities (deferred revenue) | $ 9,704,553 | $ 9,586,327 |
| Long-term contract liabilities (deferred revenue) | $41,186,800 | $36,000,059 |

The Company, in general, requires the customer to pay for processing and storage services at the time of processing. Contract assets include deferred contract acquisition costs, which will be amortized along with the associated revenue. Contract liabilities include payments received in advance of performance under the contract and are realized with the associated revenue recognized under the contract. Accounts receivable consists of amounts due from clients that have enrolled and processed in the umbilical cord blood stem cell processing and storage programs related to renewals of annual plans and amounts due from license affiliates, and sublicensee territories. The Company did not have asset impairment charges related to contract assets in the twelve months ended November 30, 2023 and November 30, 2022.

The following table presents changes in the Company's contract assets and liabilities during the twelve months ended November 30, 2023:

|  | Balance at December 1, 2022 | Additions | Deductions | Balance at November 30, 2023 |
| --- | --- | --- | --- | --- |
| Contract assets (sales commissions) | $ 615,628 | $ 114,139 | $ (34,072) | $ 695,695 |
| Accounts receivable | $ 6,043,941 | $34,592,477 | $(34,060,178) | $ 6,576,240 |
| Contract liabilities (deferred revenue) | $45,586,386 | $24,738,156 | $(19,433,189) | $50,891,353 |

The following table presents changes in the Company's contract assets and liabilities during the twelve months ended November 30, 2022:

|  | Balance at December 1, 2021 | Additions | Deductions | Balance at November 30, 2022 |
| --- | --- | --- | --- | --- |
| Contract assets (sales commissions) | $ 535,522 | $ 109,673 | $ (29,567) | $ 615,628 |
| Accounts receivable | $ 5,253,173 | $38,342,307 | $(37,551,539) | $ 6,043,941 |
| Contract liabilities (deferred revenue) | $40,632,910 | $25,069,323 | $(20,115,847) | $45,586,386 |

**Revenue Sharing Agreements**

The Company entered into Revenue Sharing Agreements ("RSAs") prior to 2002 with various third and related parties. The Company's RSAs provide that in exchange for a non-refundable up-front payment, the Company would share for the duration of the contract a percentage of its future storage revenue collected from the annual storage fees charged related to a certain number of specimens that originated from specific geographical areas. The RSAs have no definitive term or termination provisions. The sharing applies to the storage fees collected for all specified specimens in the area up to the number covered in the contract. When the number of specimens is filled, any additional specimens stored in that area are not subject to revenue sharing. As there are empty spaces resulting from attrition, the Company agrees to fill them as soon as possible. The Company has reflected these up-front payments as long-term liabilities on the accompanying consolidated balance sheets. The Company does not intend to enter into additional RSAs.

In the future, the Company could reverse the liability relating to the RSAs over an appropriate period of time, based on the Company's expectations of the total amount of payments it expects to pay to the other party under the particular RSA. However, the RSAs do not establish a finite term or time frame over which to estimate the total payments and the Company had not previously estimated and has concluded that it is not currently practicable to estimate the projected cash flows under the RSAs. At present, the Company intends to defer the reversal of the liability, until such time as these amounts can be determined. During the periods when the Company defers the reversal of the liability, the quarterly payments made during these periods will be treated as interest expense, which will be recognized as the payments become due. In future periods, if a portion of the liability can be de-recognized based on the effective interest method, the payments will be allocated between interest and amortization of the liability. As cash is paid out to the other party during any period, the liability would be de-recognized based on the portion of the total anticipated payouts made during the period, using the effective interest method. That is, a portion of the payment would be recorded as interest expense, and the remainder would be treated as repayment of principal, which would reduce the liability.

## License and Royalty Agreements

The Company has entered into licensing agreements with certain investors in various international markets in an attempt to capitalize on the Company's technology. The investors typically pay a licensing fee to receive Company marketing programs, technology and know-how in a selected area. The investor may be given a right to sell sub-license agreements as well. As part of the accounting for the up-front license fee paid, or payable, to the Company, revenue from the up-front license fee is recognized based on such factors as when the payment is due, collectability and when all material services or conditions relating to the sale have been substantially performed by the Company based on the terms of the agreement. The Company has twelve active licensing agreements. The following areas each have one license agreement: El Salvador, Guatemala, Panama, Honduras and Pakistan. The following areas each have two license agreements: India, Nicaragua and Costa Rica.

In addition to the license fee, the Company earns processing and storage fees on subsequent processing and storage revenues received by the licensee in the licensed territory and a fee on any sub-license agreements that are sold by the licensee where applicable. These fees are included in processing and storage fees revenue on the consolidated statements of operations. The Company periodically reviews license and royalty receivables for collectability and, if necessary, will record an expense for an allowance for uncollectible accounts.

## Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity date of three months or less at the time of purchase.

## Accounts Receivable

Accounts receivable consist of uncollateralized amounts due from clients that have enrolled and processed in the umbilical cord blood stem cell processing and storage programs and amounts due from license affiliates, and sublicensee territories. Accounts receivable are due within 30 days and are stated at amounts net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering the length of time accounts receivable are past due, the Company's previous loss history, and the client's current ability to pay its obligations. Therefore, if the financial condition of the Company's clients were to deteriorate beyond the estimates, the Company may have to increase the allowance for doubtful accounts which could have a negative impact on earnings. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

## Inventory

As part of the Cord:Use Purchase Agreement, the Company has an agreement with Duke University ("Duke") expiring on January 31, 2025 for Duke to receive, process, and store cord blood units for the Public

Cord Blood Bank ("Duke Services"). As of November 30, 2023, the Company had approximately 6,000 cord blood units in inventory. These units are valued at the lower of cost or net realizable value. Costs include the cost of collecting, transporting, processing and storing the unit. Costs charged by Duke for their Duke Services are based on a monthly fixed fee for processing and storing 36 blood units per year. The Company computes the cost per unit for these Duke Services and capitalizes the unit cost on all blood units shipped and stored in a year at Duke. If the Company ships and stores less than 36 blood units with Duke in a one-year period, a portion of these fixed costs are expensed and included in facility operating costs. Certain costs of collection incurred, such as the cost of collection staff and transportation costs incurred to ship Public Bank units from hospitals to the stem cell laboratory are allocated to banked units based on an average cost method. The change in the number of expected units to be sold could have a significant impact on the estimated net realizable value of banked units which could have a material effect on the value of the inventory. Costs incurred related to cord blood units that cannot be sold are expensed in the period incurred and are included in facility operating costs in the accompanying statements of operations. The Company records a reserve against inventory for units which have been processed and frozen but may not ultimately become distributable (see Note 2).

**Property and Equipment**

Property and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives of property and equipment are as follows:

| | |
|---|---|
| Building | 39 years |
| Vehicle | 5 years |
| Furniture and equipment | 3-10 years |
| Leasehold improvements | Lesser of 8-10 years or the lives of the leases |
| Computer software – internal use | 1-5 years |

Leasehold improvements are amortized over the shorter of the respective life of the lease or the estimated useful lives of the improvements. Upon the sale or retirement of depreciable assets, the cost and related accumulated depreciation is removed from the accounts and the resulting profit or loss is reflected in earnings. Expenditures for maintenance, repairs and minor betterments are expensed as incurred.

The Company capitalizes external direct costs of materials and services consumed in developing or obtaining internal-use computer software. Capitalized internal-use software costs, which are included in property and equipment, are depreciated over the estimated useful lives of the software.

The Company capitalizes interest expense incurred during the construction of a long-term asset as the interest expense is considered a part of the total cost of the asset as it represents the financing cost associated with the asset's construction. Once the construction or development of the asset is completed and the asset is placed into service, the capitalized interest becomes a part of the asset's depreciable base. The interest to be capitalized is determined by applying a capitalization rate to the weighted-average carrying amount of the expenditures for the asset during the period. The amount of interest expense capitalized should not exceed the amount of interest expense incurred by the Company in that period.

**Investments**

As part of the Cord:Use Purchase Agreement, the Company acquired the shares of common stock of Tianhe Stem Cell Biotechnologies, Inc. As there is no readily determinable fair value for this stock, the Company periodically reviews the value for impairment.

**Long-Lived Assets**

The Company evaluates the realizability of its long-lived assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or when significant economic slowdowns are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment and carrying value is in excess of fair value, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing a discount rate. The Company did not note any indicators of impairment as of November 30, 2023 and November 30, 2022, respectively, except for the Duke License Agreement as of November 30, 2023.

**Goodwill**

Goodwill represents the excess of the purchase price of the assets acquired from Cord:Use over the estimated fair value of the net tangible, intangible and identifiable assets acquired. The annual assessment of the reporting unit is performed as of September 1st, and an assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. The Company first performs a qualitative assessment to test goodwill for impairment and concludes if it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the qualitative assessment concludes that it is not more likely than not that the fair value is less than the carrying value, the two-step goodwill impairment test is not required. If the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than the carrying value, then the two-step goodwill impairment test is required. Step one of the impairment assessment compares the fair value of the reporting unit to its carrying value and if the fair value exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds the fair value, the implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value exceeds the carrying value then goodwill is not impaired; otherwise, an impairment loss would be recorded by the amount the carrying value exceeds the implied fair value.

**Leases**

At the inception of a lease arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use (ROU) assets and as short-term and long-term lease liabilities, as applicable. The Company does not have any financing leases.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company believes it could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

**Income Taxes**

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The Company records a valuation allowance when it is "more likely than not" that all of the future income tax benefits will not be realized. When the Company changes its determination as to the amount of deferred income tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made. The ultimate realization of the Company's deferred income tax assets depends upon generating sufficient taxable income prior to the expiration of the tax attributes. In assessing the need for a valuation allowance, the Company projects future levels of taxable income. This assessment requires significant judgment. The Company examines the evidence related to the recent history of losses, the economic conditions in which the Company operates and forecasts and projections to make that determination.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. For fiscal 2023 and 2022 the Company had no uncertain tax provisions and therefore no material provisions for interest or penalties related to uncertain tax positions.

**Research, Development and Related Engineering Costs**

Research, development and related engineering costs are expensed as incurred.

**Cost of Sales**

Cost of sales represents the associated expenses resulting from the processing, testing, storage and delivery of the umbilical cord blood. Cost of sales related to PrepaCyte CB represents the associated expenses resulting from the manufacturing of the PrepaCyte CB units. Cost of sales related to the Public Cord Blood Bank represents the associated expenses resulting from the collection, shipping, processing and storage of the cord blood stem cell units.

**Advertising**

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Total advertising expense for the fiscal years ended November 30, 2023 and 2022 was approximately $952,586 and $755,921, respectively.

**Rent Expense**

Rent is expensed on a straight-line basis over the term of the lease and is included in cost of sales and selling, general and administrative expenses in the accompanying consolidated statements of operations. All leases include provisions for escalations and related costs.

**Legal Expense**

Legal fees are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

**Fair Value of Financial Instruments**

Management uses a fair value hierarchy, which gives the highest priority to quoted prices in active markets. The fair value of financial instruments is estimated based on market trading information, where available. Absent published market values for an instrument or other assets, management uses observable market data to arrive at its estimates of fair value. Management believes that the carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The Company believes that the fair value of its Revenue Sharing Agreements ("RSA") liability recorded on the balance sheet is between the recorded book value and up to the Company's previous settlement experience, due to the various terms and conditions associated with each RSA.

The Company uses an accounting standard that defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1    Quoted prices in active markets for identical assets or liabilities.

Level 2    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of November 30, 2023 and November 30, 2022, respectively, segregated among the appropriate levels within the fair value hierarchy:

| Description | Fair Value at November 30, 2023 | Fair Value Measurements at November 30, 2023 Using | | |
| --- | --- | --- | --- | --- |
| | | Level 1 | Level 2 | Level 3 |
| Assets: | | | | |
| Marketable securities | $ 574,183 | $574,183 | $ — | $ — |
| Interest rate swap | $ 122,113 | $ — | $122,113 | $ — |
| Total | $ 696,296 | $574,183 | $122,113 | $ — |
| Liabilities: | | | | |
| Contingent consideration | $ 44,226 | $ — | $ — | $44,226 |
| Total | $ 44,226 | $ — | $ — | $44,226 |

| Contingent Consideration: | |
| --- | --- |
| Beginning Balance as of November 30, 2022 | $ 1,162,704 |
| Subtractions – Cord:Use earnout payment | (67,500) |
| Fair value adjustment as of November 30, 2023 | (1,050,978) |
| Ending balance as of November 30, 2023 | $ 44,226 |

| Description | Fair Value at November 30, 2022 | Fair Value Measurements at November 30, 2022 Using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets: | | | | |
| Marketable securities | $ 17,620 | $17,620 | $— | $ — |
| Total | $ 17,620 | $17,620 | $— | $ — |
| Liabilities: | | | | |
| Contingent consideration | $1,162,704 | $ — | $— | $1,162,704 |
| Interest rate swap | — | — | — | — |
| Total | $1,162,704 | $ — | $— | $1,162,704 |

The following is a description of the valuation techniques used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

*Marketable securities* - Equity securities with readily determinable fair values are measured at fair value with the changes in fair value recognized through net income. There was approximately $51,000 and ($39,000) in gains and losses, respectively, recorded in other income and expense on the accompanying consolidated statements of operations for the twelve months ended November 30, 2023 and 2022.

*Interest rate swap* - The fair value is based on prevailing market data and derived from proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions. There was $122,113 and $446,200 gain on interest rate swap recorded on the accompanying consolidated statements of operations for the twelve months ended November 30, 2023 and 2022.

*Contingent consideration* - The contingent consideration is the earnout that Cord:Use is entitled to from the Company's sale of the public cord blood inventory from and after closing. The estimated fair value of the contingent earnout was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earnout payments. The resulting value captures the risk associated with the form of the payout structure. The risk-neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the estimated value of the liability.

## Product Warranty and Cryo-Cell Cares™ Program

In December 2005, the Company began providing its customers that enrolled after December 2005 a payment warranty under which the Company agrees to pay $50,000 to its client if the umbilical cord blood product retrieved is used for a stem cell transplant for the donor or an immediate family member and fails to engraft, subject to various restrictions. Effective February 1, 2012, the Company increased the $50,000 payment warranty to a $75,000 payment warranty to all of its new clients. Effective June 1, 2017, the Company increased the payment warranty to $100,000 to all new clients who choose the premium processing method, PrepaCyte CB. The product warranty is available to clients who enroll under this structure for as long as the specimen is stored with the Company. The Company has not experienced any claims under the warranty program, nor has it incurred costs related to these warranties.

As discussed above, the Company has determined that the payment warranty represents variable consideration payable to the customer. In accordance with ASC 606, the Company has concluded the payment warranty be fully constrained under the most likely amount method; therefore, the transaction price does not reflect any expectation of service level credits at November 30, 2023 and November 30, 2022. At the end of each reporting period, the Company shall update the estimated transaction price related to the payment guarantee including updating its assessment of whether an estimate of variable consideration is constrained to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

**Income per Common Share**

Basic income per common share was computed by dividing net (loss) income by the weighted average number of common shares outstanding for the fiscal year ended or as of the date indicated. Diluted income per common share includes the effect of all dilutive stock options. The composition of basic and diluted net (loss) income per share is as follows:

|  | Twelve Months Ended | |
|---|---|---|
|  | November 30, 2023 | November 30, 2022 |
| Numerator: | | |
| Net (loss) income | $(9,521,669) | $ 2,771,408 |
| Denominator: | | |
| Weighted-average shares outstanding-basic | 8,340,839 | 8,465,568 |
| Dilutive common shares issuable upon exercise of stock options | — | 18,426 |
| Weighted-average shares-diluted | 8,340,839 | 8,483,994 |
| Income per share: | | |
| Basic | $ (1.14) | $ 0.33 |
| Diluted | $ (1.14) | $ 0.33 |

For the year ended November 30, 2023, the Company excluded the effect of all outstanding stock options from the computation of diluted earnings per share, as the effect of potentially dilutive shares from the outstanding stock options would be anti-dilutive.

For the year ended November 30, 2022 the Company excluded the effect of 635,301 outstanding stock options from the computation of diluted earnings per share, as the effect of potentially dilutive shares from the outstanding stock options would be anti-dilutive.

**Stock Compensation**

As of November 30, 2023, the Company has three stock-based employee compensation plans, which are described in Note 10 to the consolidated financial statements: the 2006 Plan, 2012 Plan and the 2022 Plan. The 2006 and 2012 Plans will remain in effect as long as any awards under the Plans are outstanding; however, no further awards may be granted under either plan. The 2022 Plan became effective April 8, 2022 as approved by the Board of Directors and approved by the stockholders at the 2022 Annual Meeting. The Company recognized approximately $817,000 and $461,000 for the fiscal years ended November 30, 2023 and November 30, 2022, respectively, of stock compensation expense.

The Company recognizes stock-based compensation based on the fair value of the related awards. Under the fair value recognition guidance of stock-based compensation accounting rules, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The fair value of service-based vesting condition and performance-based vesting condition stock option awards is determined using the Black-Scholes valuation model. For stock option awards with only service-based vesting conditions and graded vesting features, the Company recognizes stock compensation expense based on the graded-vesting method. To value awards with market-based vesting conditions the Company uses a binomial valuation model. The Company recognizes compensation cost for awards with market-based vesting conditions on a graded-vesting basis over the derived service period calculated by the binomial valuation model. The use of these valuation models involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.

The estimation of stock awards that will ultimately vest requires judgment and to the extent that actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period they become known. The Company considered many factors when estimating forfeitures, including the recipient groups and historical experience. Actual results and future changes in estimates may differ substantially from current estimates.

The Company issues performance-based equity awards which vest upon the achievement of certain financial performance goals, including revenue and income targets. Determining the appropriate amount to expense based on the anticipated achievement of the stated goals requires judgment, including forecasting future financial results. The estimate of the timing of the expense recognition is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revision is reflected in the period of the change. If the financial performance goals are not met, the award does not vest, so no compensation cost is recognized and any previously stock-recognized stock-based compensation expense is reversed.

The Company issues equity awards with market-based vesting conditions which vest upon the achievement of certain stock price targets. If the awards are forfeited prior to the completion of the derived service period, any recognized compensation is reversed. If the awards are forfeited after the completion of the derived service period, the compensation cost is not reversed, even if the awards never vest.

**Recently Issued Accounting Pronouncements**

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 provides guidance for estimating credit losses on certain types of financial instruments, including trade receivables, by introducing an approach based on expected losses. The expected loss approach will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The guidance requires a modified retrospective transition method and early adoption is permitted. In November 2019, FASB issued ASU No. 2019-10, Financial Instruments – Credit Losses, Derivatives and Hedging, and Leases ("ASU 2019-10"), which defers the adoption of ASU 2016-13 for smaller reporting companies until periods beginning after December 15, 2022. The Company has been evaluating the impacts this new standard will have on its consolidated financial statements, and there is expected to be no material impact at adoption. The actual impact, if any, from the adoption of this accounting standard will be recognized as a cumulative effect adjustment to the December 1, 2023 accumulated deficit balance.

**NOTE 2 – INVENTORY**

Inventory is comprised of public cord blood banking specimens, collection kits, finished goods, work-in-process and raw materials. Collection kits are used in the collection and processing of umbilical cord blood and cord tissue stem cells, finished goods include products purchased or assumed for resale and for the use in the Company's processing and storage service. Inventory in the Public Cord Blood Bank includes finished goods that are specimens that are available for resale. The Company considers inventory in the Public Cord Blood Bank that has not completed all testing to determine viability to be work in process. Due to changes in sales trends and estimated recoverability of cost capitalized into inventory, an impairment charge of $3,737,133 and $0 was recognized during the fourth quarter of fiscal 2023 and 2022, respectively, to reduce inventory to net realizable value and is included in the accompanying consolidated statements of operations.

The components of inventory at November 30, 2023 and November 30, 2022 are as follows:

| | As of November 30, 2023 | As of November 30, 2022 |
|---|---|---|
| Raw materials | $ — | $ — |
| Work-in-process | 341,692 | 254,953 |
| Work-in-process – Public Bank | — | — |
| Finished goods | 48,045 | 62,554 |
| Finished goods – Public Bank | 5,599,238 | 9,775,322 |
| Collection kits | 47,739 | 41,463 |
| Inventory reserve | (7,718) | (7,718) |
| Total inventory | $6,028,996 | $10,126,574 |

## NOTE 3 – INTANGIBLE ASSETS

The Company incurs certain legal and related costs in connection with patent and trademark applications. If a future economic benefit is anticipated from the resulting patent or trademark or an alternate future use is available to the Company, such costs are capitalized and amortized over the expected life of the patent or trademark. The Company's assessment of future economic benefit involves considerable management judgment. A different conclusion could result in the reduction of the carrying value of these assets.

Intangible assets were as follows as of November 30, 2023 and 2022:

| | Useful lives | November 30, 2023 | November 30, 2022 |
|---|---|---|---|
| Patents | 10-20 years | $ 697,744 | $ 697,744 |
| Less: Intangible asset impairment | | (377,810) | — |
| Less: Accumulated amortization | | (160,434) | (120,297) |
| License agreement | 10 years | 474,000 | 474,000 |
| Less: Intangible asset impairment | | (185,000) | (185,000) |
| Less: Accumulated amortization | | (248,607) | (225,157) |
| Customer relationships – PrepaCyte®CB | 15 years | 41,000 | 41,000 |
| Less: Intangible asset impairment | | (26,267) | (26,267) |
| Less: Accumulated amortization | | (9,505) | (8,711) |
| Brand | 1 year | 31,000 | 31,000 |
| Less: Accumulated amortization | | (31,000) | (31,000) |
| Customer relationships – Cord:Use | 30 years | 960,000 | 960,000 |
| Less: Accumulated amortization | | (176,000) | (144,000) |
| Net Intangible Assets | | $ 989,121 | $1,463,312 |

Expected amortization related to these intangible assets for each of the next five fiscal years and for periods thereafter is as follows:

Fiscal years ending November 30:

| | |
|---|---|
| 2024 | $ 67,867 |
| 2025 | $ 58,180 |
| 2026 | $ 44,618 |
| 2027 | $ 44,618 |
| 2028 | $ 44,618 |
| Thereafter | $729,220 |
| Total | $989,121 |

Amortization expense of intangibles was approximately $96,000 and $96,000 for the twelve months ended November 30, 2023 and November 30, 2022, respectively.

As of the twelve months ended November 30, 2023 and November 30, 2022, the Company recorded an impairment of $377,810 and $0, respectively, related to the patents associated with the Duke assets which is reflected as impairment of Duke assets on the accompanying consolidated statements of operations.

## NOTE 4 – NOTE PAYABLE

On May 20, 2016, the Company entered into a Credit Agreement ("Agreement") with Texas Capital Bank, National Association ("TCB") for a term loan of $8.0 million in senior credit facilities. The proceeds of the term loan were used by the Company to fund repurchases of the Company's common stock. Subject to the terms of the Agreement, on May 20, 2016, TCB advanced the Company $100.00. On July 1, 2016, TCB advanced the remaining principal amount of $7,999,900 per a promissory note dated May 20, 2016 between the Company and TCB, at a rate of 3.75% per annum plus LIBOR, payable monthly with a maturity date of July 2021 extended to June 2022 with Second Amendment. On August 26, 2016, the Company entered into a First Amendment to Credit Agreement with TCB. Pursuant to terms of the First Amendment to Credit Agreement, on August 26, 2016, TCB made an additional advance to the Company in principal amount of $2,133,433 per an Amended and Restated Promissory Note dated August 26, 2016 between the Company and TCB. The additional proceeds of the term loan were used by the Company to fund the extinguishment of revenue sharing agreements. On June 11, 2018, the Company entered into a Second Amendment to Credit Agreement with TCB. Pursuant to the terms of the Second Amendment to Credit Agreement, TCB increased the current outstanding principal amount of the loan from TCB by $9,000,000 to finance a portion of the purchase price of the Cord:Use Purchase. In connection therewith, Cryo-Cell executed and delivered to TCB a Second Amended and Restated Promissory Note, in the principal amount of $15,500,000. As of July 1, 2022, the Company paid the TCB term loan in full. The Company has no further obligations under the Credit Agreement.

On July 18, 2022, the Company entered into a Credit Agreement ("Agreement Susser") with Susser Bank, a Texas state bank, as administrative agent ("Susser") on behalf of itself and the other lenders (collectively, the "Lenders") for (i) an unsecured revolving line of credit in an aggregate principal amount of up to $10,000,000 (the "RCF"); and (ii) a term loan facility in an original principal amount of $8,960,000 (the "Term Loan Susser" and together with the RCF collectively, the "Loans"). In connection with the RCF the Company entered into a Revolving Credit Line, in favor of Susser, in the stated principal amount of $10,000,000 (the "RCF Note"), and in connection with the Term Loan the Company entered into a Term Note, in favor of Susser, in the stated principal amount of $8,960,000 (the "Term Note" and together with RCF Note, collectively, the "Notes"). The Loans bear interest at the Company's option at: (a) the Base Rate, which is the highest of (i) the rate of interest published by The Wall Street Journal, from time to time, as the "U.S. Prime Rate", (ii) the federal funds rate plus 0.5% and (iii) the Monthly SOFR rate plus 1.0% (subject in each case to a floor of 5.5%), plus 4.25% or (b) the Monthly SOFR plus 3.25% (subject to a floor of 4.5%). The RCF matures on July 18, 2025 and the Term Note matures on July 18, 2032. As of November 30, 2023, and November 30, 2022, the Company paid interest of $802,482 and $286,242, respectively, which is reflected in interest expense on the accompanying consolidated statements of operations. The interest rates for the RCF and Term Note as of November 30, 2023 were 6.96% and 8.57%, respectively. The interest rates for the RCF and Term Note as of November 30, 2022 were 6.98% and 7.11%, respectively.

The average outstanding balance during the year ended November 30, 2023 and November 30, 2022 for the revolving line of credit was $1,848,344 and $3,578,207, respectively. The revolving line of credit balance as of November 30, 2023 and November 30, 2022 is $1,222,728 and $2,272,728, respectively, and is reflected on the accompanying balance sheet.

The Company incurred debt issuance costs related to the term loan in the amount of $196,501 which is recorded as a direct reduction of the carrying amount of the note payable and amortized over the life of the loan.

As of November 30, 2023, and November 30, 2022, $21,631 and $5,467, respectively, of the debt issuance costs were amortized and are reflected in interest expense on the accompanying consolidated statements of operations.

On July 29, 2022, the Company entered into an Amendment to Credit Agreement ("Amendment") with Susser on behalf of itself and the lenders. The Company is exposed to interest rate risk related to its variable rate debt obligation under the Term Note. In July 2022, the Company entered into an interest rate swap agreement with Susser to manage exposure arising from this risk. The swap agreement had a notional amount equal to the Term Loan. The agreement pays the Company monthly SOFR plus 3.25% on the notional amount and the Company pays a fixed rate of interest equal to 6.09%. The effective date of the amended term loan was July 29, 2022 with a maturity date of July 29, 2032. On November 18, 2022, the Company terminated the interest rate swap agreement recording a gain on interest rate swap of $446,200 for the fiscal year ended November 30, 2022.

On March 27, 2023, the Company entered into an interest rate swap agreement with Susser to manage exposure to interest rate risk related to its variable rate debt obligation under the Term Note. The swap agreement had a notional amount equal to the Term Loan. The agreement is to pay the Company monthly SOFR plus 3.25% on the notional amount and the Company is to pay a fixed rate of interest equal to 6.96%. The effective date of the amended term loan was March 27, 2023 with a maturity date of July 29, 2032.

The Company is required to pay a commitment fee equal to 0.5% times the daily average unused portion of the RCF.

The Agreement requires the Company to maintain a Leverage Ratio, determined as of the last day of each quarter for the four-fiscal quarter period ending on the date of determination, of no more than 3.50 to 1.00. The Agreement also requires the Company to maintain a Debt Service Coverage Ratio of no less than 1.25 to 1.00 determined as of the last day of each quarter for the four-fiscal quarter period ending on the date of determination.

As of November 30, 2023, and November 30, 2022, the note payable obligation was as follows:

|  | November 30, 2023 | November 30, 2022 |
|---|---|---|
| Note payable – Susser | $8,765,082 | $8,921,437 |
| Unamortized debt issuance costs – Susser | (169,404) | (191,035) |
| Net note payable | $8,595,678 | $8,730,402 |
| Current portion of note payable | $ 165,641 | $ 150,527 |
| Long-term note payable, net of debt issuance costs | 8,430,037 | 8,579,875 |
| Total | $8,595,678 | $8,730,402 |

Interest expense on the note payable for the years ended November 30, 2023 and November 30, 2022 was as follows:

|  | November 30, 2023 | November 30, 2022 |
|---|---|---|
| Interest expense on notes payable – TCB | $ — | $ 18,485 |
| Interest expense on notes payable – Susser | 136,958 | 286,242 |
| Debt issuance costs – TCB | — | 10,367 |
| Debt issuance costs – Susser | 3,631 | 5,467 |
| Total interest expense | $140,589 | $320,561 |

During fiscal 2023, the Company recorded gross interest expense of $824,113. The Company capitalized $683,524 of interest expense related to the construction of the Company's new facility in North Carolina. The net interest expense recorded for fiscal 2023 was $140,589.

**NOTE 5 – SEGMENT REPORTING**

The Company is organized in three reportable segments:

1. The cellular processing and cryogenic storage of umbilical cord blood and cord tissue stem cells for family use. Revenue is generated from the initial processing and testing fees and the annual storage fees charged each year for storage (the "Umbilical cord blood and cord tissue stem cell service").

2. The manufacture of PrepaCyte CB units, the processing technology used to process umbilical cord blood stem cells. Revenue is generated from the sales of the PrepaCyte CB units (the "PrepaCyte CB").

3. The cellular processing and cryogenic storage of umbilical cord blood stem cells for public use. Revenue is generated from the sale of the cord blood units to the National Marrow Donor Program ("NMDP"), which distributes the cord blood units to transplant centers located in the United States, and around the world.

The following table shows, by segment: net revenue, cost of sales, operating profit, depreciation and amortization, interest expense, and assets for the years ended November 30, 2023 and November 30, 2022:

| | For the years ended November 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Net revenue: | | |
| Umbilical cord blood and cord tissue stem cell service | $ 30,796,091 | $29,771,123 |
| PrepaCyte CB | 66,456 | 104,000 |
| Public cord blood banking | 481,148 | 461,626 |
| Total net revenue | $ 31,343,695 | $30,336,749 |
| Cost of sales: | | |
| Umbilical cord blood and cord tissue stem cell service | $ 7,268,724 | $ 7,095,113 |
| PrepaCyte CB | 35,490 | 100,715 |
| Public cord blood banking | 1,138,096 | 1,596,530 |
| Total cost of sales | $ 8,442,310 | $ 8,792,358 |
| Operating (loss) profit: | | |
| Umbilical cord blood and cord tissue stem cell service | $ (7,911,698) | $ 5,185,305 |
| PrepaCyte CB | 3,188 | (24,493) |
| Public cord blood banking | (4,395,522) | (1,136,345) |
| Total operating (loss) profit | $(12,304,032) | $ 4,024,467 |
| Depreciation and amortization: | | |
| Umbilical cord blood and cord tissue stem cell service | $ 1,095,009 | $ 1,090,309 |
| PrepaCyte CB | 27,778 | 27,778 |
| Public cord blood banking | 1,441 | 1,441 |
| Total depreciation and amortization | $ 1,124,228 | $ 1,119,528 |
| Interest expense: | | |
| Umbilical cord blood and cord tissue stem cell service | $ 1,236,794 | $ 1,521,767 |
| PrepaCyte CB | — | — |
| Public cord blood banking | — | — |
| Total interest expense | $ 1,236,794 | $ 1,521,767 |

The following table shows the assets by segment as of November 30, 2023 and November 30, 2022:

| | As of November 30, 2023 | As of November 30, 2022 |
|---|---|---|
| Assets: | | |
| Umbilical cord blood and cord tissue stem cell service | $55,471,149 | $54,849,697 |
| PrepaCyte CB | 148,040 | 176,546 |
| Public cord blood banking | 5,601,581 | 9,861,811 |
| Total assets | $61,220,770 | $64,888,054 |

## NOTE 6 – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the allowance for doubtful accounts is as follows for the years ended November 30, 2023 and 2022:

| | |
|---|---|
| December 1, 2021 | $3,078,439 |
| Bad debt expense | 929,618 |
| Write-offs | (709,053) |
| Recoveries | 229,115 |
| November 30, 2022 | $3,528,119 |
| Bad debt expense | 1,036,390 |
| Write-offs | (954,467) |
| Recoveries | 212,258 |
| November 30, 2023 | $3,822,300 |

## NOTE 7 – PROPERTY AND EQUIPMENT

The major classes of property and equipment are as follows:

| | 2023 | 2022 |
|---|---|---|
| Land and building | $11,215,134 | $11,215,134 |
| Vehicle | 172,697 | 172,697 |
| Furniture and equipment | 8,573,555 | 7,570,067 |
| Leasehold improvements | 1,262,238 | 1,258,738 |
| Computer software – internal use | 1,194,038 | 1,194,038 |
| Construction in process | 6,712,329 | — |
| | 29,129,991 | 21,410,674 |
| Less: accumulated depreciation | (8,133,108) | (7,807,559) |
| Total property and equipment | $20,996,883 | $13,603,115 |

Depreciation expense was approximately $326,000 in fiscal 2023 and approximately $333,000 in fiscal 2022, of which approximately $172,000 and $208,000 is included in cost of sales, respectively, in the accompanying consolidated statements of operations.

During fiscal 2023, the Company capitalized $683,524 of interest related to the construction of the Company's new facility in North Carolina.

## NOTE 8 – ACCRUED EXPENSES

Accrued expenses are as follows:

|  | November 30, | |
|---|---|---|
|  | 2023 | 2022 |
| Professional fees | $ 78,964 | $ 238,188 |
| Payroll and payroll taxes (1) | 2,061,595 | 1,515,680 |
| Interest expense | 1,111,853 | 1,038,799 |
| General expenses | 491,920 | 451,037 |
| Federal and state taxes | 1,426,477 | 342,106 |
|  | $5,170,809 | $3,585,810 |

(1) – Payroll and payroll taxes includes accrued vacation and wages due as of November 30, 2023 and November 30, 2022.

## NOTE 9 – INCOME TAXES

The Company recorded the following income tax provision for the years ended November 30, 2023 and 2022.

|  | 2023 | 2022 |
|---|---|---|
| Current: |  |  |
| Federal | $ 1,862,000 | $ 1,714,000 |
| State | 1,046,000 | 566,000 |
| Subtotal | 2,908,000 | 2,280,000 |
| Deferred: |  |  |
| Federal | (4,945,000) | (1,218,000) |
| State | (1,806,000) | (514,000) |
| Subtotal | (6,751,000) | (1,732,000) |
| Income tax (benefit) expense | $(3,843,000) | $ 548,000 |

As of November 30, 2023 and 2022, the tax effects of temporary differences that give rise to the deferred tax assets are as follows:

|  | 2023 | 2022 |
|---|---|---|
| Tax assets: | | |
| Deferred income (net of discounts) | $11,945,000 | $10,081,000 |
| Tax over book basis in unconsolidated affiliate | 1,268,000 | 1,252,000 |
| Accrued payroll | 465,000 | 335,000 |
| Reserves and other accruals | 3,585,000 | 2,524,000 |
| Stock compensation | 578,000 | 475,000 |
| Depreciation and amortization | 3,938,000 | 213,000 |
| Transaction costs | 20,000 | 20,000 |
| RSA buy-out | 1,097,000 | 1,236,000 |
| Lease liability | 305,000 | 171,000 |
| Unrealized loss on securities | 105,000 | 69,000 |
| Section 174 costs | 268,000 | — |
| Total Assets: | 23,574,000 | 16,376,000 |
| Tax Liabilities: | | |
| Other | (1,273,000) | (955,000) |
| Right-of-use asset | (292,000) | (169,000) |
| Total liabilities | (1,565,000) | (1,124,000) |
| Less: valuation allowance | (1,516,000) | (1,510,000) |
| Net deferred tax asset | $20,493,000 | $13,742,000 |

A valuation allowance covering the deferred tax assets of the Company for November 30, 2023 and November 30, 2022 has been provided as the Company does not believe it is more likely than not that all of the future income tax benefits will be realized. The valuation allowance changed by approximately ($6,000) and $9,000 during the years ended November 30, 2023 and 2022, respectively. The change for year ended November 30, 2023 and 2022 was primarily due to changes in state statutory rates and expiration of capital loss carryovers.

The Company evaluates the recoverability of our deferred tax assets as of the end of each quarter, weighing all positive and negative evidence, and are required to establish and maintain a valuation allowance for these assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which the evidence can be objectively verified. If negative evidence exists, positive evidence is necessary to support a conclusion that a valuation allowance is not needed.

A reconciliation of the income tax provision with the amount of tax computed by applying the federal statutory rate to pretax income follows:

| | For the Years Ended November 30 | | | |
| | 2023 | % | 2022 | % |
|---|---|---|---|---|
| Tax at federal statutory rate | (2,806,544) | 21.00 | 696,979 | 21.00 |
| State income tax effect | (924,411) | 6.92 | 50,556 | 1.52 |
| Change in valuation allowance | 5,869 | (0.04) | (8,865) | (0.27) |
| Tax compensation differences | 94,115 | (0.70) | 15,313 | 0.46 |
| Permanent disallowances | 50,322 | (0.38) | 8,266 | 0.25 |
| Deferred repricing | (98,419) | 0.74 | (126,306) | (3.81) |
| Other | 41,220 | (0.32) | (8,376) | (0.24) |
| Uncertain tax position | (204,978) | 1.53 | (80,027) | (2.41) |
| Total income taxes | $(3,842,826) | 28.75 | $ 547,540 | 16.50 |

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

There was approximately $1,821,000 and $1,573,000 of U.S. income taxes paid for fiscal years ended November 30, 2023 and November 30, 2022, respectively.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of November 30, 2023:

| Jurisdiction | Open Tax Years | Examinations in Process |
|---|---|---|
| United States – Federal Income Tax | 2020 – 2022 | N/A |
| United States – Various States | 2019 – 2022 | N/A |

## NOTE 10 – STOCKHOLDERS' EQUITY

### Common Stock Issuances

During the year ended November 30, 2023, the Company issued 1245 common shares to option holders who exercised options for $0. During the year ended November 30, 2022, the Company issued 182,229 common shares to option holders who exercised options for $551,274.

### Employee Stock Incentive Plan

The Company maintains the 2006 Stock Incentive Plan (the "2006 Plan") under which it has reserved 1,000,000 shares of the Company's common stock for issuance pursuant to stock options, restricted stock, stock-appreciation rights (commonly referred to as "SARs") and stock awards (i.e., performance options to purchase shares and performance units). As of November 30, 2023, and November 30, 2022, there were 17,500 and 22,500 options issued, but not yet exercised, under the 2006 Plan, respectively. As of November 30, 2023, there were 0 shares available for future issuance under the 2006 Plan.

The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which became effective December 1, 2011 as approved by the Board of Directors and approved by the stockholders at the 2012 Annual Meeting on July 10, 2012. The 2012 Plan originally reserved 1,500,000 shares of the Company's common stock for issuance pursuant to stock options, restricted stock, SARs, and other stock awards (i.e., performance shares and performance units). In May 2012, the Board of Directors approved an amendment to the 2012 Plan to increase the number of shares of the Company's common stock reserved for issuance to 2,500,000 shares. In October 2019, the Board of Directors approved amendments to the plan, subject to ratification by the stockholders, which occurred at the Company's 2019 Annual Meeting of Stockholders on November 21, 2019. As of November 30, 2023, there were 198,578 service-based options issued, 129,729 service-based restricted common shares granted, 530,851 performance-based and 116,218 market-based restricted common shares granted under the 2012 Plan. As of November 30, 2022, there were 242,214 service-based options issued, 129,729 service-based restricted common shares granted, 530,851 performance-based and 116,218 market-based restricted common shares granted under the 2012 Plan. As of November 30, 2023, there were 0 shares available for future issuance under the 2012 Plan.

On April 8, 2022, the Board of Directors of the Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") to provide incentive compensation to the Company's employees, independent directors and independent contractors. The plan was approved by the Company's stockholders on October 3, 2022 at the Company's 2022 Annual Meeting. The 2022 Plan reserves 1,500,000 shares of the Company's common stock for issuance pursuant to stock options, restricted stock, SARs, and other stock awards (i.e., performance shares and performance units). As of November 30, 2023, there were 186,700 service-based options issued and 475,000 market-based restricted options granted. As of November 30, 2022, there were 63,100 service-based options issued and 400,000 market-based restricted options granted. As of November 30, 2023, there were 838,300 shares available for future issuance under the 2022 Plan.

*Service-based vesting condition options*

The fair value of each option award is estimated on the date of the grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock over the most recent period commensurate with the expected life of the Company's stock options. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term of options granted to employees is based upon historical exercise data. Expected dividends are based on the historical trend of the Company not issuing dividends.

There were 123,600 and 63,100 options granted during the twelve months ended November 30, 2023 and November 30, 2022, respectively.

Variables used to determine the fair value of the options granted for the years ended November 30, 2023 and November 30, 2022 are as follows:

|  | 2023 | 2022 |
|---|---|---|
| Weighted average values: | | |
| Expected dividends | 0% | 0% |
| Expected volatility | 55.44% | 54.07% |
| Risk free interest rate | 3.94% | 2.90% |
| Expected life | 5.3 years | 4.4 years |

Stock option activity for options with only service-based vesting conditions for the year ended November 30, 2023 was as follows:

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at November 30, 2022 | 329,314 | $8.36 | 4.68 | $ 37,250 |
| Granted | 123,600 | 4.70 | | 79,930 |
| Exercised | (5,000) | 3.10 | | 8,950 |
| Expired/forfeited | (43,636) | 7.92 | | — |
| Outstanding at November 30, 2023 | 404,278 | $7.36 | 4.49 | $135,330 |
| Exercisable at November 30, 2023 | 290,085 | $7.50 | 4.60 | $ 92,495 |

The weighted average grant date fair value of options granted during the years ended November 30, 2023 and November 30, 2022 was $2.29 and $4.53, respectively.

The aggregate intrinsic value represents the total value of the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on either November 30, 2023 or November 30, 2022, as applicable. The intrinsic value of the Company's stock options changes based on the closing price of the Company's stock.

Significant option groups outstanding and exercisable at November 30, 2023 and related price and contractual life information are as follows:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Outstanding | Weighted Average Exercise Price |
| $3.01 to $4.00 | 25,000 | 2.19 | $ 3.13 | 25,000 | $ 3.13 |
| $4.01 to $5.00 | 123,600 | 4.60 | $ 4.70 | 51,766 | $ 4.63 |
| $6.01 to $7.00 | 14,433 | 7.19 | $ 6.50 | 14,433 | $ 6.50 |
| $7.01 to $8.00 | 151,145 | 5.31 | $ 7.54 | 141,243 | $ 7.51 |
| $9.01 to $10.00 | 29,000 | 4.26 | $ 9.37 | 15,216 | $ 9.36 |
| $12.01 to $13.00 | 16,653 | 6.73 | $12.54 | 12,799 | $12.58 |
| $13.01 to $14.00 | 44,447 | 1.07 | $13.50 | 29,628 | $13.50 |
| | 404,278 | 4.48 | $ 7.36 | 290,085 | $ 7.50 |

A summary of the status of the Company's non-vested options as of November 30, 2023, and changes during the fiscal year then ended, is presented below:

| | Options | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Non-vested at November 30, 2022 | 95,486 | $4.42 |
| Granted | 123,600 | 2.29 |
| Vested | (104,893) | 3.35 |
| Forfeited | — | — |
| Non-vested at November 30, 2023 | 114,193 | $3.10 |

As of November 30, 2023, there was approximately $224,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2006 Plan, 2012 Plan and 2022 Plan. The cost is expected to be recognized over a weighted-average period of 1.56 years as of November 30, 2023. The total fair value of options vested during the fiscal year ended November 30, 2023 was approximately $352,000.

*Performance and market-based vesting condition options*

On April 8, 2022, the Company granted 400,000 market-based vesting condition options to David Portnoy, Mark Portnoy, and Oleg Mikulinsky in the amounts of 280,000, 100,000, and 20,000, respectively. For market-based vesting condition options, accounting principles do not require that the market condition be met in order for the compensation cost to be recognized. Fair value of these options has been determined using a Monte Carlo valuation approach and is being recognized over the requisite service period, regardless if the market condition will be met. The exercise price of the options is $12.27 and the calculated fair value of the options is $2.79. These stock options vest immediately when the price of the Company's stock reaches $25.00 per share during the seven-year option term. The grant of these options was approved by the Company's stockholders on October 3, 2022 at the Company's 2022 Annual Meeting. As of November 30, 2023 and November 30, 2022, the Company recognized approximately $390,000 and $253,000, respectively, in compensation cost and is reflected as selling, general and administrative expense in the accompanying consolidated statement of operations. As of November 30, 2023, there was approximately $472,000 of unrecognized compensation cost to be recognized over the remaining requisite service period of 1.25 years.

On December 23, 2022, the Company entered into new two-year employment agreements (the "Agreements"), effective December 1, 2022, with David Portnoy and Mark Portnoy. Per the Agreements, David Portnoy and Mark Portnoy were awarded a signing bonus of a 5-year option to acquire 50,000 and 25,000 shares, respectively, of the Company's common stock, exercisable only if the Company's stock has a closing price at least once during the life of the option above $8.00. These options are considered to be market-based vesting condition options and accounting principles do not require the market condition to be met in order for the compensation cost to be recognized. Fair value of these options has been determined using a Monte Carlo valuation approach and is being recognized over the requisite service period, regardless if the market condition will be met. The exercise price of the options is $4.30 and the calculated fair value of the options is $1.76. These stock options vest immediately when the price of the Company's stock reaches $8.00 per share during the five-year option term. As of November 30, 2023 and November 30, 2022, the Company recognized approximately $80,000 and $0, respectively, in compensation cost and is reflected as selling, general and administrative expense in the accompanying consolidated statement of operations. As of November 30, 2023, there was approximately $52,000 of unrecognized compensation cost to be recognized over the remaining requisite service period of 0.61 years.

**NOTE 11 – LICENSE AGREEMENTS**

The Company enters into two types of licensing agreements and in both types, the Company earns revenue on the initial license fees. Under the technology agreements, the Company earns processing and storage royalties from the affiliates that process in their own facility. Under the marketing agreements, the Company earns processing and storage revenues from affiliates that store specimens in the Company's facility in Oldsmar, Florida.

**Technology Agreements**

The Company has entered into a definitive License and Royalty Agreement with LifeCell International Private Limited, formerly Asia Cryo-Cell Private Limited, ("LifeCell") to establish and market its umbilical cord blood and menstrual stem cell programs in India.

Per the License and Royalty Agreement with LifeCell, there was a $1,000,000 cap on the amount of royalty due to the Company per year and a $10,000,000 cap on the amount of royalties due to the Company for the term of the License and Royalty Agreement. Since inception of the License and Royalty Agreement, the Company has recorded approximately $10,000,000 in royalty income due under the terms of the License and Royalty Agreement. LifeCell has paid the Company in full as of November 30, 2023 and November 30, 2022.

**Marketing Agreements**

The Company has definitive license agreements to market the Company's umbilical cord blood stem cell programs in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Pakistan.

**NOTE 12 – COMMITMENTS AND CONTINGENCIES**

**Employment Agreements**

The Company has employment agreements in place for certain members of management. These employment agreements which include severance arrangements, are for periods ranging from one to two years and contain certain provisions for severance payments in the event of termination or change of control.

**Leases**

The Company entered into a ten-year lease in April 2004 for its 17,600-square foot cGMP/cGTP compliant corporate headquarters in Oldsmar, Florida. This facility contains the Company's executive offices, its conference and training center, its laboratory processing and cryogenic storage facility and its scientific offices. In July 2018, the Company extended the main lease through December 31, 2021 for the 17,600 square foot space. On January 11, 2021, the Company extended the main lease through December 31, 2024 for the 17,600 square foot space. On May 2, 2023, the Company extended this lease through December 31, 2026.

The Company entered into a one-year lease in November 2013 for an additional 800 square feet of office space in Miami, Florida for annual rent of approximately $38,000. The lease commenced during December 2013. In December 2016, the Company extended the lease through December 31, 2019. In April 2021, the Company extended the lease through April 30, 2023.

The Company entered into a one-year lease in July 2023 for an additional 800 square feet of office space in Miami, Florida for annual rent of approximately $48,000. The lease commenced during July 2023.

Rent charged to operations was $400,716 and $346,097 for the fiscal years ended November 30, 2023 and 2022, respectively, and is included in cost of sales and selling, general and administrative expenses in the consolidated statements of operations.

The future minimum rental payments under the current operating lease are as follows:

| Fiscal Year Ending November 30, | Rent |
|---|---|
| 2024 | $337,282 |
| 2025 | $435,970 |
| 2026 | $458,026 |
| 2027 | $ 38,247 |

## Legal Proceedings

On January 6, 2023, a complaint styled Lindsey Lehr v. Cryo-Cell International, Inc., Case No. 50-2023-CA-000091, was filed in the Circuit Court for Palm Beach County, Florida, naming the Company as defendant and asserting claims on behalf of a putative class of individuals who entered agreements with the Company for umbilical cord blood storage services since May 2018. The complaint alleged that the Company's advertising does not accurately represent the value and efficacy of its services and asserted claims (and sought unspecified damages) under Florida law. On March 14, 2023, the Company removed the case to the United States District Court for the Southern District of Florida (Case No. 9:23-cv-80405-AMC), and on March 21, 2023, moved to compel arbitration and stay the case. On October 10, 2023, the Court granted the Company's motion to compel arbitration and stayed the case. On October 27, 2023, the plaintiff filed a demand for arbitration and statement of claims with the American Arbitration Association, and on January 18, 2024, the plaintiff filed an amended statement of claims dropping her class action allegations against the Company. The Company has not yet responded to the plaintiff's claims. The Company believes the plaintiff's claims are unlikely to prevail and intends to contest the action vigorously. The Company believes that the resolution of this matter should not have a material adverse effect on the Company's business, consolidated financial position or results of operations. It is possible, however, that there could be an unfavorable outcome or resolution of the claims asserted, which could negatively and materially impact the Company's business, consolidated financial position and results of operations. Litigation is inherently uncertain and there can be no assurance that the Company will prevail. The Company does not include an estimate of legal fees and other related defense costs in its estimate of loss contingencies.

In addition to the above lawsuit, from time to time, the Company is subject to proceedings, lawsuits, contract disputes and other claims in the normal course of its business.

## NOTE 13 – RETIREMENT PLAN

The Company maintains a 401(k)-retirement plan (the "401(k) Plan"), which allows eligible employees to defer up to 15% of their eligible compensation. In fiscal 2008, the Company implemented an employer match up to certain limits. In fiscal 2010, the Company implemented a Safe Harbor provision with matching contributions up to certain limits. For the years ended November 30, 2023 and November 30, 2022, the Company made matching contributions of approximately $212,000 and $202,000, respectively, to the 401(k) Plan.

## NOTE 14 – REVENUE SHARING AGREEMENTS ("RSAs")

*Florida*. On February 9, 1999, the previous agreements with the Company's Arizona Revenue Sharing investors were modified and replaced by a RSA for the state of Florida for a price of $1,000,000. During fiscal 2016, 50% of the RSA for the state of Florida was repurchased by the Company. The revenue sharing agreement applies to net storage revenues originating from specimens from within the state of Florida. The revenue sharing agreement entitles the investors to revenues of up to a maximum of 33,000 storage spaces.

*Texas*. On May 31, 2001, the Company entered into an RSA with Red Rock Partners, an Arizona general partnership, entitling them to on-going shares in a portion of the Company's net storage revenue generated by specimens originating from within the state of Texas for a price of $750,000. The investors are entitled to a

37.5% share of net storage revenues originating in the state of Texas to a maximum of 33,000 storage spaces. During fiscal 2008, Red Rock assigned 50% of their interest in the agreement to SCC Investments, Inc., an Arizona corporation. During fiscal year 2010, SCC Investments, Inc. assigned its interest to SCF Holdings, LLC, an Arizona limited liability company. During fiscal 2016, 50% of the RSA for the state of Texas was repurchased by the Company.

The Company made total payments to all RSA holders of $1,009,813 and $970,037 for the fiscal years ended November 30, 2023 and November 30, 2022 respectively, exclusive of termination and repurchase payments. The Company recorded an RSA accrual of $1,076,411 and $1,005,598 as of November 30, 2023 and November 30, 2022, respectively, related to interest owed to the RSA holders, which is included in accrued expenses. The Company also recorded interest expense of $1,077,967 and $1,092,370 for the fiscal years ended November 30, 2023 and 2022, respectively, which is reflected in interest expense on the accompanying consolidated statements of operations.

## NOTE 15 – SHARE REPURCHASE PLAN

In December 2011, the Company's Board of Directors authorized management at its discretion to repurchase up to one million (1,000,000) shares of the Company's outstanding common stock. On June 6, 2012, the Board of Directors of the Company increased the number of shares of the Company's outstanding common stock that management is authorized to repurchase to up to three million (3,000,000). On April 8, 2015, the Board of Directors of the Company increased the number of shares of the Company's outstanding common stock that management is authorized to repurchase to up to six million (6,000,000) shares. On October 6, 2016, the Board of Directors of the Company increased the number of shares of the Company's outstanding common stock that management is authorized to repurchase to up to eight million (8,000,000) shares. The repurchases must be effectuated through open market purchases, privately negotiated block trades, unsolicited negotiated transactions, and/or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission or in such other manner as will comply with the provisions of the Securities Exchange Act of 1934.

As of November 30, 2023, the Company had repurchased an aggregate of 6,562,461 shares of the Company's common stock at an average price of $3.57 per share through open market and privately negotiated transactions. The Company purchased 214,971 and 233,534 shares of the Company's common stock during the twelve months ended November 30, 2023 and 2022, respectively, at an average price of $3.72 per share and $7.79 per share, respectively.

The repurchased shares are held as treasury stock at cost and have been removed from common shares outstanding as of November 30, 2023 and November 30, 2022. As of November 30, 2023, and November 30, 2022, 6,562,461 and 6,347,490 shares, respectively, were held as treasury stock.

Subsequent to the balance sheet date, the Company repurchased 28,077 of additional shares of the Company's common stock, at an average price of $5.35 per share.

## NOTE 16 – LEASES

At the inception of a lease arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use (ROU) assets and as short-term and long-term lease liabilities, as applicable. The Company does not have any financing leases.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company believes it could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

The following table presents the right-of-use asset and short-term and long-term lease liabilities amounts recorded on the consolidated balance sheets as of November 30, 2023 and November 30, 2022:

|  | November 30, 2023 | November 30, 2022 |
|---|---|---|
| Assets |  |  |
| Operating lease right-of-use asset | $1,033,157 | $606,034 |
| Liabilities |  |  |
| Current portion of operating lease liabilities | $ 225,686 | $297,691 |
| Operating lease long-term liabilities | 851,938 | 313,298 |
| Total lease liability | $1,077,624 | $610,989 |

The maturity of the Company's lease liabilities at November 30, 2023 were as follows:

| Fiscal Year Ending November 30, | Future Operating Lease Payments |
|---|---|
| 2024 | $ 306,762 |
| 2025 | 435,970 |
| 2026 | 458,026 |
| 2027 | 38,247 |
| Less: Imputed interest | (161,381) |
| Present value of lease liabilities | $1,077,624 |

The remaining lease term and discount rates are as follows:

|  | November 30, 2023 | November 30, 2022 |
|---|---|---|
| Lease Term and Discount Rate |  |  |
| Remaining lease term (years) |  |  |
| Operating lease | 3.08 | 2.08 |
| Discount rate (percentage) |  |  |
| Operating lease | 8.3% | 3.5% |

Supplemental cash flow information related to leases is as follows:

|  | Twelve months ended | |
|---|---|---|
|  | November 30, 2023 | November 30, 2022 |
| Operating cash outflows from operating leases | $330,455 | $342,132 |

**NOTE 17 – RELATED PARTY TRANSACTIONS**

David Portnoy, the Company's Chairman and Co-Chief Executive officer, is the brother of the Company's Co-Chief Executive Officer Mark Portnoy. The Company's Audit Committee Chairman, Harold Berger, provides accounting services to the Company's Co-Chief Executive Officer Mark Portnoy and to PartnerCommunity, Inc. The Company's Chairman and Co-Chief Executive Officer, David Portnoy, serves as the Chairman of the Board of PartnerCommunity, Inc.

**NOTE 18 – LICENSE AGREEMENT WITH DUKE**

On February 23, 2021, the Company entered into a Patent and Technology License Agreement (the "Duke Agreement") with Duke, pursuant to which Duke has granted to the Company an exclusive license to make, have made, use, import, offer for sale, sell and otherwise commercially exploit (with the right to sublicense) certain licensed products and to practice certain licensed processes, and the exclusive right to use certain regulatory data and technical information in connection with such licensed patent rights, in the treatment, prevention, cure, reduction, mitigation or other management of certain diseases in humans, except, with regard to certain patent rights, in certain excluded fields of use and in certain territories, subject to Duke's reserved rights to practice the licensed rights for all research, public service, internal (including clinical) and/or educational purposes.

Duke has completed or in progress a total of 19 FDA approved clinical trials related to the Duke License Agreement. The Company intends to fund additional clinical trials, as necessary, to provide the proof of efficacy that is required by the FDA to issue BLAs for some or all of the indications mentioned above.

In addition, Duke has provided its manufactured MSCs for one arm of a four arm, placebo controlled, multi-site, double blinded Phase 3 clinical trial, run by Emory University to treat osteoarthritis of the knee, in which cells from three different sources are compared to the current standard of care. If the Duke MSCs prove to be the most efficacious, the Company intends to design and fund a Phase 3 registration trial for that indication. The results did not show any benefit from any of the sources compared to the current standard of care.

The Company purchased a 56,000 square feet facility in Durham in which it plans to open the Cryo-Cell Institute for Cellular Therapies. Previously, the FDA has granted Duke the right to treat certain patients with infusions of cord blood under its Expanded Access Program. In November 2023, Duke University transferred to the Company an IND relating to the use of umbilical cord blood to treat children with cerebral palsy. In February 2024, the Company submitted the protocol related to a Phase 3 clinical trial under this IND utilizing allogeneic umbilical cord blood to treat children with cerebral palsy and requested RMAT designation.

The Agreement extends until expiration of the last Royalty Term, unless sooner terminated as provided in the Agreement. Royalty Term generally means the period beginning on the first commercial sale of each licensed product or licensed process and ending fifteen (15) years thereafter. Upon expiration of the applicable Royalty Term with respect to a particular licensed product or licensed processes, the licenses and rights granted by Duke to the Company under the Agreement with respect to such product or process become fully paid-up, royalty-free, perpetual and irrevocable.

In accordance with the original Duke License Agreement, the Company is required to pay Duke a license fee equal to $12,000,000, of which $10,000,000 has been paid to date and an additional $2,000,000 was due on February 23, 2023. In addition, during the Royalty Term, subject to certain minimum royalties, the Company is required to pay Duke royalties based on a portion of the net sales varying from 7%—12.5% based on volume. The Company is also obligated to pay certain legal fees and expenses associated with related patents.

On February 17, 2023, Company entered into a Second Amendment to the License Agreement (the "Second Amendment") with Duke, as previously disclosed in the Company's Form 10-K filed on February 28, 2023. The Second Amendment changes the license fee due to Duke. The final payment of $2,000,000 was due on

February 23, 2023. The Second Amendment added a new milestone payment upon FDA approval of the first licensed product comprising cord tissue derived MSC ("ctMSC") for autism spectrum disorder. The Second Amendment also added a new ctMSC milestone that the Company will open a manufacturing facility for the licensed product prior to the initiation of a Phase III clinical trial using ctMSC's. As part of the Second Amendment, on March 3, 2023, the Company entered into the Clinical Study and Research Agreement (the "Research Agreement") with Duke to provide funding to complete the Duke IMPACT Study ("the Study"). The Second Amendment allocated the $2,000,000 required payment toward the funding and completion of the Study. In consideration for the work to be performed under the Research Agreement, the Company is obligated to make a total of 14 payments of $187,407 commencing in March 2023 and a final payment of $187,400 upon the submission of a draft proposed publication for peer review and delivered to the Company of the completed IMPACT Study. Duke agreed this will be no later than September 30, 2024. The additional costs to be incurred above $2 million represent additional consideration payable to Duke under the Research Agreement. The nature of these costs is the outsourcing of funding for research and development (R&D) of the licensed product. The Data Safety Monitoring Board for the IMPACT Study recently has determined that the trial's targeted accrual has been reached and consists of 137 patients.

Unless the Agreement is terminated or renegotiated as permitted per the Agreement, the Company is also required to pay Duke minimum annual royalties beginning on the second anniversary of the effective date as follows:

- Year 2: $500,000
- Year 3: $1,000,000
- Year 4: $2,500,000
- Year 5 and each year thereafter during the term of this Agreement: $5,000,000

In addition, the Company is required to pay Duke certain milestone payments, as follows:

- $2,000,000 upon initiation of the first Phase III clinical trial for an indication other than Autism Spectrum Disorder, for a licensed product comprising cord tissue; and
- A number of shares of the Company's common stock equal to the corresponding percentage of the Company's fully-diluted equity ownership outstanding as of February 23, 2021 as follows:
  (1) 5.0% upon execution of the Agreement;
  (2) 2.5% upon cumulative net sales of licensed product and licensed process of $10,000,000;
  (3) 2.5% upon cumulative net sales of licensed product and licensed process of $75,000,000;
  (4) 2.5% at each of the following market cap of the Company (based on a rolling 30-day average closing market cap) triggers:
    - Equal to or greater than $300,000,000, provided such trigger occurs within eighteen (18) months of February 23, 2021; and
    - Equal to or greater than $500,000,000, provided such trigger occurs within twenty-four (24) months of February 23, 2021.

On February 4, 2022, the Company entered into a First Amendment to License Agreement (the "Amendment") with Duke. The Amendment changes the requirements of the Company with regard to the minimum annual royalties payable to Duke. As amended, the minimum annual royalties are as follows:

- Year 3: $500,000
- Year 4: $1,000,000
- Year 5: $2,500,000
- Year 6 and each year thereafter during the term of this Agreement: $5,000,000

The Amendment also changed the requirements of the Company to pay Duke certain milestone payments, as follows:

- $2,000,000 two years after the first patient or subject is treated in the first Phase III clinical trial of a licensed product comprising cord tissue derived MSC for an indication other than Autism Spectrum Disorder.

During the first quarter of fiscal 2021, the Company capitalized $15,372,382 as a Duke license agreement which represented the costs to obtain the Agreement and also recorded a corresponding liability to Duke for the license agreement. The costs that were capitalized as a Duke license agreement includes the present value of the $12,000,000 license fee, $3,585,172, or 409,734 shares, of the Company's common stock transferred to Duke and certain acquisition costs. The Company is amortizing these costs over 16 years. As of the twelve months ended November 30, 2023 and November 30, 2022, the Company recorded $960,774 and $960,774, respectively, in amortization expense which is reflected in amortization expense on the accompanying consolidated statements of operations.

During fiscal 2023, the Company recognized that there were indications of impairment of the assets associated with the Duke license agreement. The Company evaluated the triggering events that existed as of November 30, 2023, tested the asset group for recoverability and measured the long-lived asset impairment. During the fourth quarter of fiscal 2023, the results received from a phase 2/3 trial to treat osteoarthritis of the knee conducted to compare the effectiveness of an injection of a corticosteroid control to mesenchymal stem cell (MSC) preparations from autologous bone marrow concentrate (BMAC), adipose derived stem cells in the form of Stromal Vascular Fraction (SVF), and third-party human mesenchymal stem cells manufactured from umbilical cord tissue at Duke University for the treatment of unilateral Knee Osteoarthritis (OA). No benefit was shown from any of the sources compared to the current standard of care. Given these results (that included the Duke MSCs to which the Company licensed the exclusive rights) and other factors, it was determined that the uncertain future cash flows from the Duke license agreement may not be enough to recover the carrying value of the asset resulting in a fully impaired asset. As of the twelve months ended November 30, 2023 and November 30, 2022, the Company recorded an impairment of $13,108,064 and $0, respectively, which is reflected as impairment of Duke assets on the accompanying consolidated statements of operations.

Through this Agreement, the Company intends to expand to a triad of core business units to include: (1) its cord blood bank and other storage services; (2) cord blood and cord tissue infusion clinic services in conjunction with the undertaking of cord blood and cord tissue clinical trials to obtain BLA approvals for new indications, and (3) biopharmaceutical manufacturing if BLA(s) are approved by the FDA. Due to equipment delivery delays, the Company is now projecting to open the Cryo-Cell Institute for Cellular Therapies and begin infusing patients during fiscal 2024.

The Company entered into a Master Services Agreement with Emmes Biopharma Services LLC ("Emmes") serving as the Company's contract research organization, to conduct a phase 3 clinical trial infusing allogeneic umbilical cord blood into children with cerebral palsy. In consideration for the services to be rendered by Emmes, the Company will make payments in accordance with the budget and payment scheduled outlined in the work order. The period of performance is November 1, 2023 through April 6, 2028. The total fees will be $6,352,291. Included in the total fees is a $100,000 payment due upon execution and a month management fee of $21,862 per month payable for 53 months commencing during the first quarter of 2024. The total cost of the trial is currently estimated at $20 million.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A.  CONTROLS AND PROCEDURES.

### Evaluation of Disclosure Controls and Procedures

Based on their most recent review, as of the end of the period covered by this report, the Company's principal executive officers and principal financial officer have concluded that the Company's disclosure controls and procedures are not effective, and that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company's management, including its principal executive officers and principal financial officer, as appropriate to allow timely decisions regarding required disclosure and are effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

### Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation under the criteria set forth in the 1992 *Internal Control—Integrated Framework* of the effectiveness of our internal control over financial reporting as of November 30, 2023. The Company's principal executive officers and principal financial officer concluded that the Company's disclosure controls and procedures and internal controls over financial reporting were not effective, due to a material weakness surrounding the Company's identification and application of the appropriate accounting treatment for non-routine transactions. The Company's control over non-routine transactions was not conducive to identify certain items with sufficient precision.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

### Changes in Internal Control over Financial Reporting

The changes in the Company's internal control over financial reporting described in the previous paragraph were implemented during the quarter ended November 30, 2023 and continue to be remediated during the quarter ended February 29, 2024.

There were no other changes in the Company's internal control over financial reporting during the quarter ended November 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Limitations on the Effectiveness of Controls

Our management, including our Co-CEOs and CFO, does not expect that our disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**CEO and CFO Certifications**

Appearing as exhibits 31.1, 31.2 and 31.3 to this report there are Certifications of the Co-CEOs and the CFO. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certifications). This Item of this report is the information concerning the evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

## ITEM 9B.  OTHER INFORMATION.

Not applicable.

## ITEM 9C.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

**Part III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Below are the names, ages and background of the Board of Directors and Executive Officers of the Company, as well as the particular and specific experience, qualifications, attributes, or skills that led the Board to conclude that each director should serve on our Board of Directors in light of the Company's business. The Board of Directors has determined that other than Messrs. Portnoy and Portnoy, who are officers of the Company, each of our directors is deemed to be independent under the Nasdaq standards.

*David I. Portnoy*, age 61, Chairman and Co-Chief Executive Officer. Mr. Portnoy has served as Chairman of the Board and Co-Chief Executive Officer of the Company since August 2011. Since 2002, Mr. Portnoy has served as Chairman of the Board of Directors of Partner-Community, Inc., which provides software and hardware integration solutions to telecommunication companies and which was awarded the Verizon 2010 Supplier Recognition Award for Outstanding Performance. Mr. Portnoy provided the initial venture capital to Waves Audio Ltd, a leading audio technology company. Mr. Portnoy graduated Magna Cum Laude in 1984 from The Wharton School of Finance at the University of Pennsylvania where he earned a Bachelor of Science Degree in Economics with a joint major in finance and accounting. David I. Portnoy is the brother of Mark L. Portnoy, Co-Chief Executive Officer of the Company. We believe that Mr. Portnoy's knowledge of the Company having served as its Co-Chief Executive Officer assists the Board with its oversight of the strategic plan of the Company. Additionally, we believe that Mr. Portnoy's financial and business experiences provide the Board with general business acumen.

*Mark L. Portnoy*, age 60, Co-Chief Executive Officer. Mr. Portnoy served as a director from August 2011 through September 2020 and has served as Co-Chief Executive Officer since August 2011. Additionally, since 2002 and 2007, Mr. Portnoy has served on the boards of directors of Partner-Community, Inc. and uTIPu Inc., a private Internet-based business, respectively. Mr. Portnoy has been engaged in managing his personal investments since April 1997. From January 1995 to April 1997, Mr. Portnoy was employed at Strome, Susskind Investments as its Chief Fixed Income Trader. From March 1986 until November 1991, Mr. Portnoy was employed at Donaldson, Lufkin & Jenrette Securities Corp. as a Fixed Income Arbitrage Trader, with a trading portfolio ranging in size from $1 billion to $7 billion. In addition to the finance experience, Mr. Portnoy's experience includes negotiating contracts for National Basketball Association (NBA) players totaling approximately $30 million. Mr. Portnoy graduated Phi Beta Kappa from the University of North Carolina at Chapel Hill with a degree in Economics in December 1985. Mark L. Portnoy is the brother of David I. Portnoy, Chairman of the Board and Co-Chief Executive Officer of the Company.

*Harold D. Berger,* age 60, has served as a director since August 2011. Mr. Berger is a certified public accountant and has served in that capacity at the accounting firm he established in 2005. Prior to opening his own accounting practice in 2005, Mr. Berger was an equity partner with Habif, Arogeti & Wynne, LLP, an accounting firm based in Atlanta, Georgia. Over the past 25 years, Mr. Berger also has served on boards for a variety of charitable organizations. Mr. Berger currently serves as Treasurer and Executive Committee Member of the Holly Lane Foundation (f/k/a The Gatchell Home, Inc.), as Director and Finance committee member of the Jewish Educational Loan Fund, Inc., and as Director and financial adviser to The Atlanta Group Home Foundation, Inc. Mr. Berger graduated in December 1987 from the University of Texas at Austin with a master's degree in Professional Accounting. Mr. Berger is a member of the American Institute of Certified Public Accountants (AICPA) and the Georgia Society of Certified Public Accountants (GSCPA). We believe that Mr. Berger's years of experience as an auditor and accountant, including expertise in financial accounting, provides the Board and the Audit Committee of the Board with valuable financial and accounting experience.

*Daniel Mizrahi,* age 49, has served as a director since September 2021. Since 2012, Mr. Mizrahi has served as CEO of Power Tech, S.A. an overseas company serving over 3,000 retail clients in the Central America region. From 2008-2012, Mr. Mizrahi was the Director of Purchasing for Cohesa, S.A. – Toolcraft, one of the largest tool companies in Mexico with a purchase budget of approximately $60 million per year. From 2003-2008, Mr. Mizrahi served as Property Manager for Maayan, LLC, which represented a group of foreign investors in the acquisition and management of real estate properties in Florida with over 500 residential units. Over the last 10 years, Mr. Mizrahi has, at times, provided consulting services to Cryo-Cell relating to its Central and South American affiliates and also with regard to the international outsourcing of medical products and marketing materials. We believe that Mr. Mizrahi's experience provides the Board with general business acumen and an increased ability to effectively oversee and assess management's execution of the Company's strategic business plan.

Biographical information regarding the Company's executive officers who are not board of directors of the Company is set forth below:

*Jill Taymans*, age 54, is the Company's Vice President, Finance and Chief Financial Officer. Ms. Taymans joined the Company in April 1997 serving initially as Controller and was appointed Chief Financial Officer in May 1998. Ms. Taymans graduated from the University of Maryland in 1991 with a BS in Accounting. She has worked in the accounting industry for over 30 years in both the public and private sectors. Prior to joining the Company, she served for three years as Controller for a telecommunications company.

*Oleg Mikulinsky*, age 51, is the Company's Chief Information Officer. Mr. Mikulinsky has served as Cryo-Cell's Chief Information Officer since March 2012. Mr. Mikulinsky is a software technologist and serial entrepreneur. He has been a founding member of several software enterprises and most recently served as Chief Technology Officer of Partner-Community, Inc and Chief Technology Officer at uTIPu Inc. from 2007 to 2009. Before that, Mr. Mikulinsky served as the Director of Enterprise Architecture at WebLayers, Inc. where he defined enterprise architecture best practices for companies like AT&T, Defense Information's Systems Agency (DISA), as well as for many major banking institutions. He contributed to the development of International systems interoperability standards at OASIS-OPEN.ORG and WS-I.ORG. Prior to starting his professional career as a software engineer in United States, Mr. Mikulinsky studied radio electronics at the Bauman Moscow State Technical University (BMSTU), Russia.

*Joanne Kurtzberg*, *M.D.*, is the Company's Medical Director. Dr. Kurtzberg has served as the Company's Medical Director since June 2018. Dr. Kurtzberg is a pioneer in the cord blood field, performing the first unrelated cord blood stem cell transplant, in 1993. She is an internationally renowned expert in pediatric hematology–oncology, pediatric blood and marrow transplantation, umbilical cord blood banking and transplantation, and the novel application of cord blood in the emerging fields of cellular therapy and regenerative medicine. Dr. Kurtzberg was awarded a lifetime achievement award from the PBMTC in 2012. She is the President of the Cord Blood Association. She previously served on the board of the Foundation for the Accreditation of Cellular Therapies and currently co-chairs their cord blood banking standards committee. She co-chairs the National Marrow Donor Program's Cord Blood Advisory Group and is a past member of the Advisory Council for Blood Stem Cell Transplantation reporting to the Director of Health and Human Services. She is the Director of the Marcus Center for Cellular Cures at the Duke University School of Medicine. She served as an advisor on the Oncologic Drugs Advisory Committee (ODAC) meeting held for Mesoblast, Inc. in 2020.

**Audit Committee Financial Expert**

The audit committee is comprised entirely of non-employee, independent members of the board of directors. The purpose of the audit committee is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the Company's internal control systems, audit functions, financial reporting processes, and methods of monitoring compliance with legal and regulatory matters and engaging the Company's independent principal accountants. The board of directors has determined that each of the audit committee members is able to read and understand fundamental financial statements. In addition, the board of directors has determined that the chairman of the audit committee, Mr. Harold Berger, is an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities and Exchange Act of 1934. Mr. Berger's relevant experience includes his current position with his own accounting practice, as well as his prior position as an equity partner with Habif, Arogeti & Wynne, LLP, an accounting firm based in Atlanta, Georgia.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who are the beneficial owners of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of the Forms 3, 4 and 5 and amendments that we received with respect to transactions during the fiscal year ended November 30, 2023, we believe that all such forms were filed on a timely basis.

## Code of Ethics

The Company has adopted a code of ethics for its chief executive officer and all senior financial officers, including the chief financial officer and principal accounting officer. The code of ethics is available to any shareholder, without charge, upon written request to the Company in care of the Corporate Secretary at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. The code of ethics is also available on the Company's website, www.cryo-cell.com.

## ITEM 11. EXECUTIVE COMPENSATION.

### Summary Compensation Table

The table below summarizes the total compensation paid or earned during the fiscal years ended November 30, 2023 and November 30, 2022 by (i) the Company's Co-Chief Executive Officers and (ii) the two other most highly compensated individuals that served as executive officers of the Company as of 2023 whose total compensation received from the Company during such fiscal year (other than non-qualified deferred compensation earnings, if any) exceeded $100,000 (collectively, the "named executives").

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Option and Restricted Common Stock Awards ($) (1) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($) (2) | Total ($) |
|---|---|---|---|---|---|---|---|
| David Portnoy | 2023 | $700,000 | $750,000 | $419,397 | $— | $— | $1,869,397 |
| Co-Chief Executive Officer | 2022 | $620,150 | $450,000 | $216,607 | $— | $ — | $1,286,757 |
| Mark Portnoy | 2023 | $540,000 | $450,000 | $196,712 | $— | $— | $1,186,712 |
| Co-Chief Executive Officer | 2022 | $494,000 | $270,000 | $ 94,656 | $— | $— | $ 858,656 |
| Jill M. Taymans | 2023 | $234,769 | $ 20,000 | $ 52,535 | $— | $— | $ 307,304 |
| Vice President Finance, | | | | | | | |
| Chief Financial Officer | 2022 | $215,000 | $ 12,985 | $ 5,383 | $— | $— | $ 233,368 |
| Oleg Mikulinsky | 2023 | $319,769 | $ 63,000 | $ 49,511 | $— | $— | $ 432,279 |
| Chief Information Officer | 2022 | $266,346 | $ 60,000 | $ 20,363 | $— | $— | $ 346,709 |

(1)  Represents the dollar amount recognized for financial reporting purposes in fiscal 2023 and 2022. The fair value was estimated using the Black-Scholes option-pricing model. The amount reported has been adjusted to eliminate service-based forfeiture assumptions used for financial reporting purposes. See Note 10,

Stockholders' Equity, to our consolidated financial statements for a discussion of our accounting for stock options and the assumptions used.

(2) Represents perquisites and other benefits, valued on the basis of aggregate incremental cost to the Company.

**Narrative Disclosure Regarding Summary Compensation Table**

**Compensation Philosophy**

Our executive compensation policies are designed to provide competitive levels of compensation that integrate pay with our annual objectives and long-term goals, align the long-term interests of management with those of our shareholders, reward for achieving performance objectives, recognize individual initiative and achievements, and assist us in attracting and retaining highly qualified and experienced executives. The Compensation Committee of our board of directors is primarily responsible for acting on our philosophical approach to executive compensation. There are three primary elements in our executive compensation program: base salary compensation, cash bonus and stock options.

Base salary compensation is based on the potential impact the individual may have on the Company, the skills and experience required by the job, comparisons with comparable companies and the performance and potential of the incumbent in the job.

At the end of fiscal 2023, pursuant to the Co-CEOs Employment Agreements, the Compensation Committee evaluated the Co-CEOs and the Company's performance for consideration of a subjective cash and / or equity bonus. David Portnoy and Mark Portnoy received $750,000 and $450,000, respectively, and 50,000 and 25,000 stock options, respectively. One-third of each grant vested upon grant, one-third vested on December 23, 2024 and one-third will vest on December 23, 2025. At the end of fiscal 2022, pursuant to the Co-CEOs Employment Agreements, the Compensation Committee evaluated the Co-CEOs and the Company's performance for consideration of a subjective cash and /or equity bonus. David Portnoy and Mark Portnoy received $450,000 and $270,000, respectively, and 50,000 and 25,000 stock options, respectively, which vested immediately upon issuance.

At the end of fiscal 2023 and 2022, pursuant to Company's Chief Information Officer's Employment Agreement, the Compensation Committee evaluated the Chief Information Officers and the Company's performance for consideration of a subjective cash bonus of an amount not to exceed 25% of his annual salary. The Chief Information Officer received a cash bonus of $63,000 and $60,000 for fiscal 2023 and fiscal 2022, respectively. In addition in fiscal 2023, the Chief Information Officer was granted 10,000 stock options. One-third of each grant vested upon grant, one-third vested on December 22, 2024 and one-third will vest on December 22, 2025. In fiscal 2022, the Chief Information Officer was granted 10,000 stock options, which vested immediately upon issuance.

With respect to the subjective performance reviews, in addition to evaluating the Company's overall financial performance, the Compensation Committee considers the performance of each named executive officer's business line or area of responsibility. Several key management competencies and behaviors are assessed, including the named executive officer's effectiveness as a leader and his or her role in building a cohesive executive team, as well as other strategic core competencies such as accountability, analytical ability and decision making, communication, cooperation and teamwork, creativity and problem-solving, and integrity. The named executive officer's performance relating to these competencies forms the basis of a performance review discussion with the named executive officer that reinforces his or her role in achieving the Company's business plan and short and long-term strategies.

Stock options are granted to our executive officers and key personnel in order to maintain competitive pay packages and to align management's long-term interests with those of our stockholders. The compensation committee approves stock option grants to our executives and key personnel. Awards vest and options become exercisable based upon criteria established by the Compensation Committee. During fiscal 2023 and 2022, 28,000 and 7,500 stock options, respectively, were awarded to executive officers and key personnel in addition to the stock options mentioned above.

Overall, the compensation committee attempts to establish levels of executive compensation that it believes to be competitive with those offered by employers of comparable size, growth and profitability in the Company's industry and in general industry. In establishing the levels of the various compensation elements, the compensation committee has from time to time used the services of compensation consultants.

## Employment Agreements and Change in Control Arrangements

*David Portnoy and Mark Portnoy Employment Agreements*. On December 23, 2022, the Company entered into new two year employment agreements, effective December 1, 2022, with David Portnoy, Co-Chief Executive Officer of the Company, and Mark Portnoy, Co-Chief Executive Officer of the Company. The agreements superseded and replaced prior employment agreements with each of the executives.

The agreements provided for an annual base salary of $700,000 for David Portnoy and $540,000 for Mark Portnoy. David Portnoy and Mark Portnoy's current base salary is $722,000 and $557,000 , respectively. Also as an incentive for Executive to enter into this Employment Agreement, the Committee agrees to award David Portnoy and Mark Portnoy a signing bonus of a 5-year option to acquire 50,000 and 25,000 shares, respectively, of the Company's common stock, exercisable only if the Company's stock has a closing price at least once during the life of the option above $8.00. In addition to base salary, the agreements also provided for reimbursement for all business expenses, including reasonable commuting expenses for David Portnoy between his home in Miami, Florida to the Company's headquarters in Tampa, Florida, including lodging and rental car expenses for when he is working in the Company's offices in Tampa. David Portnoy's principal place of employment is at the Company's offices in Miami, Florida, but he is required to travel to the Company's headquarters as necessary to fulfill his responsibilities. The Company paid reasonable legal and financial consulting fees and costs incurred in negotiating the employment agreements with the Co-CEOs and has agreed to pay legal fees related to any dispute or question of interpretation regarding the agreements. The executives will also participate in the employee benefit plans that the Company generally makes available to Company employees from time to time, including retirement and health plans.

Upon the occurrence of (i) an involuntary termination of employment; (ii) a voluntary termination of employment for "Good Reason" (as defined in the Agreements); or (iii) an involuntary termination of employment or voluntary termination of employment for "Good Reason" at any time following a change in control (as defined in the Agreements), the Agreements provide for severance pay equal to two times the Executive's then-current annual base salary, plus, if the termination is during the first year of the Initial Term the average of the three most recent Bonuses earned by the Executives, and if after the second year of the Initial Term then the amount of the most recent Bonuses earned by the Executives. The first payment shall be made within 90 days after the occurrence of the triggering event, the second and third payments shall be made no later than March 15thof each year subsequent to the date of termination. In addition, the Company shall provide, at no cost to the Executives, continued life insurance coverage and nontaxable medical, dental and disability insurance coverage substantially similar to the coverage maintained by the Company for the executives prior to such termination for 24 months after the termination. If the termination of employment is due to disability (as defined in the Agreements), the Company shall pay the executive two times their then-current base salary in equal installments over three years no later than 30 days after such disability, reduced by any amount paid to them from any disability insurance, Social Security, workman's compensation or other disability program. In addition, all unvested shares and options held by the Executives shall become fully vested upon their disability. If the termination of employment is due to death, the Company shall pay the Executives two times their then-current base salary as a cash lump sum within 30 days after their date of death, and the Company will continue to provide medical and dental coverage for the Executives family for two years after their death. The Agreements include a one-year non-competition restriction and a 12-month restriction on solicitation of employees or customers.

***Taymans Employment Agreement***. On November 1, 2005, the Company entered into a one-year employment agreement with Jill M. Taymans, the Company's Chief Financial Officer and Vice President (the "Taymans Employment Agreement"). Under the Taymans Employment Agreement, the one-year term is automatically extended for an additional one-year period unless, at least 60 days prior to the end of the then-current term, either party notifies the other in writing of its intent not to renew the agreement. The Taymans Employment Agreement was amended in July 2008 to provide that the then-current term would expire on November 30, 2008. The ending date of the current term of the Taymans Employment Agreement is November 30, 2023. The Executive's current base salary is $280,000.

At all times during the term of the Taymans Employment Agreement (as the same may be extended), Ms. Taymans will be eligible for discretionary merit increases and adjustments in base salary, in addition to discretionary annual bonuses awarded at the discretion of the compensation committee of the Company's board of directors. The Taymans Employment Agreement provides that she will be eligible to receive long-term incentive awards provided to the Company's senior executives generally, on terms finally determined by the compensation committee of the Company's board of directors.

In the event of a termination of employment of Ms. Taymans upon or within one year of a Change in Control (as defined in the Taymans Employment Agreement), or prior to the Change in Control if the termination was related to the Change in Control, if the termination was by the Company without cause or was by Ms. Taymans due to being requested to accept without cause a demotion or relocation, Ms. Taymans will be entitled to receive the following: (i) all earned compensation through the date of termination (or, if greater, on the date immediately preceding a Change in Control); and (ii) 12 months of base salary as in effect on the termination date (or, if greater, base salary in effect immediately prior to the Change in Control).

Under the Taymans Employment Agreement, the Company will also provide Ms. Taymans with certain other benefits, including continued participation in all applicable Company benefit plans and payment of reasonable business expenses.

In the Taymans Employment Agreement, Ms. Taymans agreed not to compete with the Company or solicit its customers, clients or employees during the term of her Employment Agreement and for a 12-month period following her termination of employment under the agreement.

***Mikulinsky Employment Agreement.*** On July 29, 2021, the Company entered into a new two-year employment agreement (the "Mikulinsky Employment Agreement") with Oleg Mikulinsky, as the Company's Chief Information Officer effective August 1, 2021. Under the Mikulinsky Employment Agreement, the two-year term will automatically be extended for additional one-year periods unless, at least 30 days prior to the end of the then-current term, either party notifies the other in writing of its intent not to renew the agreement.

Pursuant to the new two-year agreement, the Executive's base salary is $300,000 (the "Base Salary"). In addition to base salary, for the fiscal years ending November 30, 2023 and November 30, 2022, the Executive's and Company's performance will be evaluated for consideration of a subjective cash bonus of an amount not to exceed 25% of the Executive's base salary. The Executive's current base salary is $330,000.

At all times during the term of the Mikulinsky Employment Agreement (as the same may be extended), Mr. Mikulinsky will be eligible for discretionary merit increases and base salary adjustments, in addition to cash and equity annual bonuses discussed above. The Mikulinsky Employment Agreement provides he will also be eligible for long-term incentive awards provided to the Company's senior executives generally, on terms finally determined by the compensation committee of the Company's board of directors.

Upon the occurrence of (i) an involuntary termination of employment; (ii) a voluntary termination of employment for "Good Reason" (as defined in the Agreement); or (iii) an involuntary termination of employment or voluntary termination of employment for "Good Reason" at any time following a change in control (as defined in the Agreement), the Agreement provides for severance pay equal to one times the Executive's then-current annual base salary, paid within 90 days after the occurrence of the triggering event. In addition, the Company shall provide, at no cost to the Executive, continued life insurance coverage and nontaxable medical, dental and disability insurance coverage substantially similar to the coverage maintained by the Company for the executive prior to such termination for 24 months after the termination. If the termination of employment is due to disability (as defined in the Agreement), the Company shall pay the executive a sum equal to six months of the executive's their then-current base salary in equal installments over three years no later than 30 days after such disability, reduced by any amount paid to them from any disability insurance, Social Security, workman's compensation or other disability program. In addition, all unvested shares and options held by the Executives shall become fully vested upon their disability. If the termination of employment is due to death, the Company shall pay the Executive one times the Executive's then-current base salary as a cash lump sum within 30 days after their date of death, and the Company will continue to provide medical and dental coverage for the Executives family for two years after their death. The Agreement includes a one-year non-competition restriction and an 18-month restriction on solicitation of employees or customers.

## Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by the named executive officers at November 30, 2023:

| Name | | Number of Securities Underlying Unexercised Options (#) Exercisable | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|
| David Portnoy | August 30, 2019 (1) | 26,243 | $ 7.53 | August 30, 2029 |
| | December 20, 2019 (1) | 23,636 | $ 7.28 | December 20, 2029 |
| | April 8, 2022 (3) | 24,447 | $13.50 | December 22, 2024 |
| | April 8, 2022 (3) | 553 | $12.27 | December 22, 2024 |
| | April 8, 2022 (4) | 280,000 | $12.27 | December 22, 2028 |
| | December 23, 2022 (6) | 50,000 | $ 4.30 | December 23, 2027 |
| | January 3, 2023 (1) | 50,000 | $ 4.77 | January 3, 2028 |
| Mark Portnoy | August 30, 2019 (1) | 22,222 | $ 7.53 | August 30, 2029 |
| | December 20, 2019 (1) | 20,000 | $ 7.28 | December 20, 2029 |
| | April 8, 2022 (3) | 20,000 | $13.50 | December 22, 2024 |
| | April 8, 2022 (4) | 100,000 | $12.27 | December 22, 2028 |
| | December 23, 2022 (6) | 25,000 | $ 4.30 | December 23, 2027 |
| | January 3, 2023 (1) | 25,000 | $ 4.77 | January 3, 2028 |
| Jill Taymans | June 2, 2016 | 7,500 | $ 3.10 | June 3, 2026 |
| | September 23, 2020 (2) | 7,000 | $ 8.00 | September 23, 2027 |
| | January 13, 2023 (6) | 20,000 | $ 4.62 | January 13, 2028 |
| Oleg Mikulinsky | April 18, 2016 | 10,000 | $ 3.20 | April 18, 2026 |
| | May 21, 2018 | 8,000 | $ 7.49 | May 21, 2028 |
| | September 4, 2019 (1) | 4,444 | $ 7.13 | September 4, 2029 |
| | February 27, 2020 (1) | 1,333 | $ 6.55 | February 27, 2030 |
| | September 23, 2020 (5) | 10,000 | $ 8.00 | September 23, 2027 |
| | April 8, 2022 (4) | 20,000 | $11.90 | December 22, 2028 |
| | January 3, 2023 (6) | 10,000 | $ 4.34 | January 3, 2028 |

(1)   1/3 of the options vest immediately on the date of grant, 1/3 of the options vest one-year from the date of grant and 1/3 of the options vest two-years from the date of grant.

(2) 1/3 of options vest one-year from the date of grant, 1/3 of the options vest two-years from the date of grant and 1/3 of the options vest three years from the date of grant.

(3) 1/3 of the options vested on December 22, 2022, one-third will vest on December 22, 2023 and one-third on December 22, 2024.

(4) Stock options vest immediately if the price of the Company's common stock reaches $25.00 per share during the seven year option term.

(5) Stock options vest at a rate of 1/5 per year commencing on September 23, 2021.

(6) Stock options vest immediately upon issuance.

**Director Compensation**

Directors who are employees of the Company receive no compensation for their services as directors or as members of board committees. Non-employee directors are paid an annual retainer in the amount of $25,500. Each non-employee director receives an annual stock option grant in the amount of 5,300 shares on the date of the annual stockholders meeting in each year with an exercise price equal to the fair market value of the common stock on the date of grant.

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended November 30, 2023:

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($) (1) | Total ($) |
|---|---|---|---|
| Harold Berger | $50,000 | $22,342 | $72,342 |
| Daniel Mizrahi | $50,000 | $22,342 | $72,342 |

(1) Represents the dollar amount recognized for financial reporting purposes in fiscal 2023 with respect to stock options. The fair value was estimated using the Black-Scholes option-pricing model. The amount reported has been adjusted to eliminate service-based forfeiture assumptions used for financial reporting purposes. See Note 10, Stockholders' Equity, to our consolidated financial statements for a discussion of our accounting for stock options and the assumptions used.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 28, 2024 by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each director and director nominee of the Company, (iii) each executive officer of the Company, and (iv) all current directors and executive officers of the Company as a group. Except as otherwise indicated below, each of the stockholders named in the table has sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

| Name and Address of Beneficial Owner (1) | Number of Shares Beneficially Owned (2) | Percent of Class (1) |
|---|---|---|
| Five Percent Shareholders: | | |
| Mary J. Nyberg Trustee of the CDMJ Nyberg Family Trust, U/A/D June 9, 2005 (3) | 600,000 | 7.10% |
| Adam Fleishman Trustee of the Adam Fleishman Trust dated April 13, 2001 (4) | 509,000 | 6.02% |
| Current directors, nominees and executive officers: | | |
| David Portnoy (5) | 1,720,956 | 20.40% |
| Mark Portnoy (6) | 1,032,990 | 12.32% |
| Harold Berger (7) | 89,693 | 1.08% |
| Daniel Mizrahi (8) | 41,234* | |
| Jill Taymans (9) | 79,896* | |
| Oleg Mikulinsky (10) | 124,126 | 1.49% |
| All current directors and executive officers as a group (6 persons) (11) | 3,088,895 | 34.35 |

* Less than 1%.
(1) Pursuant to applicable SEC rules, the percentage of voting stock for each stockholder is calculated by dividing (i) the number of shares deemed to be beneficially held by such stockholders as February 28, 2024 by (ii) the sum of (a) 8,286,785 which is the number of shares of common stock outstanding as February 28, 2024 plus (b) the number of shares issuable upon exercise of options (which are shares that are not voting until exercised) held by such stockholder which were exercisable as of February 28, 2024 or will become exercisable within 60 days of that date. Unless otherwise indicated, the address of each director and executive officer in the table is 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677.
(2) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he or she has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from February 28, 2024. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. The shares set forth above for directors and executive officers include all shares held directly, as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.
(3) Based upon information provided by Mary J. Nyberg, as trustee of CDMJ Nyberg Family Trust, U/A/D June 9, 2005 filed a Schedule 13G/A filed with the SEC on January 17, 2018 ("the Schedule 13G") reporting the following beneficial ownership: (i) 600,000 shares of common stock held by CDMJ Nyberg Family Trust U/A/D June 9, 2005, as to which this trust has the sole power to vote and dispose or direct the disposition. Beneficial ownership information is supplied per the Schedule 13G. The address for the CDMJ Nyberg Family Trust is 4555 E. Mayo Blvd., Phoenix, AZ 85050.
(4) Based upon information provided by Adam Fleishman as trustee of Adam Fleishman Trust April 13, 2001 in the Schedule 13G filed with the SEC on January 5, 2015 ("the Schedule 13G") reporting the following

beneficial ownership: (i) 279,000 shares of common stock held by Adam Fleishman Trust dated April 13, 2001, as to which this trust has sole power to vote and dispose or direct the disposition, and (ii) 230,000 shares of common stock held by Adam Fleishman. Beneficial ownership information is supplied per the Schedule 13G. The address for Adam Fleishman is 775 Summit Drive, Deerfield, Illinois 60015.

(5) Includes 117,012 shares of Common Stock held directly through a 401(k) plan account, 230.621 shares of Common Stock held directly through IRA accounts of David Portnoy, 804,742 shares he owns individually, 152,882 shares of Common Stock held by Partner-Community, Inc., as to which David Portnoy may be deemed the beneficial owner as Chairman of the Board and Secretary, 55,219 shares of Common Stock held by uTIPu, as to which David Portnoy may be deemed the beneficial owner as Chairman of the Board, 59,027 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership; 102,586 shares of Common Stock held by spouse, 11,352 shares held by David Portnoy as custodian for his minor son; 11,242 shares held by David Portnoy as custodian for his minor son; 15,611 shares held by David Portnoy as custodian for his minor daughter; and 10,783 shares held by David Portnoy as custodian for his minor son. Includes 149,879 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(6) Includes 42,266 shares of Common Stock held directly through a 401(k)-plan account, 821,973 shares that he owns individually and 71,529 shares of common stock held by Capital Asset Fund #1 Limited Partnership, as to which Mark Portnoy may be deemed beneficial owner as its general partner. Also, includes 97,222 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(7) Includes 39,292 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(8) Includes 10,600 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(9) Includes 34,500 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(10) Includes 39,777 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.

(11) Includes 371,270 shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2024.


## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

David Portnoy, the Company's Chairman and Co-Chief Executive officer, is the brother of the Company's Co-Chief Executive Officer, Mark Portnoy. The Company's Audit Committee Chairman, Harold Berger, provides accounting services to the Company's Co-Chief Executive Officer Mark Portnoy and to PartnerCommunity, Inc. The Company's Chairman and Co-Chief Executive Officer, David Portnoy, serves as the Chairman of the Board of PartnerCommunity, Inc.


**Approval of Related Party Transactions**

Historically, the Company followed a policy of review and approval of transactions with directors, executive officers and their affiliates by the board of directors, with interested members of the board of directors abstaining from voting on approval of the transactions. Under this policy, the board of directors would approve such transactions only if they were found to be on terms no less favorable to the Company than would be available from third parties in arms-length transactions. The Board of Directors has a policy that the Company will not enter into any transaction or commercial relationship with any director, director nominee, executive officer or greater than 5% stockholder of the Company.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional audit services rendered by Wipfli LLP ("Wipfli") for the audit of the Company's financial statements for the fiscal year ended November 30, 2023 and November 30, 2022, audit related services rendered by Wipfli for the fiscal year ended November 30, 2023 and November 30, 2022, tax services rendered by Wipfli for fiscal year ended November 30, 2023 and November 30, 2022.

|  | 2023 | 2022 |
|---|---|---|
| Audit Fees | $270,632 | $254,459 |
| Audit Related Fees | — | 17,200 |
| Tax Fees | 65,209 | 63,611 |
| Other | — | — |
| Total | $335,841 | $335,270 |

## Audit Fees

Audit fees consisted of the aggregate fees billed by our principal accountants for professional services rendered for the audit of the Company's annual financial statements set forth in the Company's Annual Report on Form 10-K for the fiscal years ended November 30, 2023 and November 30, 2022 as well as assistance with and review of documents filed with the SEC.

## Audit Related Fees

Audit related fees consisted of fees billed for professional services rendered by our principal accountants during the fiscal years ended November 30, 2023 and November 30, 2022 related primarily to the Company's registration statement.

## Tax Fees

Tax fees consisted of the aggregate fees billed by our principal accountants for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended November 30, 2023 and November 30, 2022.

## Other Fees

The Company did not incur other fees by our principal accountants for the fiscal years ended November 30, 2023 and November 30, 2022.

The policy of the Company's audit committee is to review and pre-approve both audit and non-audit services to be provided by the independent auditors (other than with *de minimis* exceptions permitted by the Sarbanes-Oxley Act of 2002). This duty may be delegated to one or more designated members of the audit committee with any such approval reported to the committee at its next regularly scheduled meeting. All of the fees described above under the captions "Audit-Related Fees", "Tax Fees" and "Other Fees" and paid to Wipfli were pre-approved by the audit committee.

No services in connection with appraisal or valuation services, fairness opinions or contribution-in-kind reports were rendered by Wipfli. Furthermore, no work of Wipfli with respect to its services rendered to the Company was performed by anyone other than Wipfli.

**Part IV**

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.**

| Exhibit No. | Description |
|---|---|
| 3.1 (1) | Amended and Restated Certificate of Incorporation |
| 3.2 (2) | Amended and Restated By-Laws |
| 10.6 (3) | Secondary Storage Agreement with Safti-Cell, Inc. dated October 1, 2001 |
| 10.7 (3) | Addendum Agreement dated November 2001 to Secondary Storage Agreement with Safti-Cell, Inc. |
| 10.9 (4) | Lease Agreement dated April 15, 2004 between Brooker Creek North, LLP and the Company |
| 10.10 (5) | Employment Agreement with Mercedes Walton, dated August 15, 2005 |
| 10.11 (6) | Employment Agreement with Jill M. Taymans dated November 1, 2005. |
| 10.12 (6) | Forms of Stock Option Agreements under 2000 Stock Incentive Plan. |
| 10.13 (7) | First Lease Amendment by and between the Company and Brooker Creek North I, LLP, dated June 7, 2006. |
| 10.14 (8) | 2006 Stock Incentive Plan |
| 10.15 (9) | Employment Agreement dated April 1, 2007 between the Company and Julie Allickson |
| 10.16 (10) | Agreement dated June 4, 2007 by and among the Company and Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust and Matthew G. Roszak |
| 10.17 (11) | Agreement dated January 24, 2008 by and among the Company and Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust, Matthew G. Roszak and SilkRoad Equity LLC |
| 10.18 (11) | Agreement dated January 24, 2008 by and among the Company and Ki Yong Choi and the UAD 7/21/01 FBO Choi Family Living Trust |
| 10.20 (12) | Amendment dated July 16, 2007, amending Employment Agreement with Mercedes Walton, dated August 15, 2005 |
| 10.21 (13) | Amendment dated July 18, 2008, amending Employment Agreement with Mercedes Walton, dated August 15, 2005 |
| 10.22 (13) | Amendment dated July 18, 2008, amending Employment Agreement with Jill M. Taymans, dated November 1, 2005 |
| 10.23 (14) | 2000 Stock Incentive Plan |
| 10.24 (14) | Amendment to 2000 Stock Incentive Plan dated April 6, 2004 |
| 10.25 (14) | Amendment to 2000 Stock Incentive Plan dated August 14, 2008 |
| 10.26 (12) | Stipulation and Order of Court of Chancery of the State of Delaware dated June 18, 2008 |
| 10.27 (15) | Employment Agreement with David Portnoy dated December 1, 2011 |
| 10.28 (15) | Employment Agreement with Mark Portnoy dated December 1, 2011 |
| 10.29 (16) | Amendment dated, February 13, 2012, amending Employment Agreement with David Portnoy |
| 10.30 (16) | Amendment dated, February 13, 2012, amending Employment Agreement with Mark Portnoy |
| 10.31 (17) | Employment Agreement with Oleg Mikulinsky dated March 5, 2012 |

| Exhibit No. | Description |
| --- | --- |
| 10.32 (18) | Amendment dated May 1, 2013, amending Employment Agreement with Oleg Mikulinsky dated March 5, 2012 |
| 10.33 (19) | Employment Agreement with David Portnoy dated December 1, 2013 |
| 10.34 (19) | Employment Agreement with Mark Portnoy dated December 1, 2013 |
| 10.35 (20) | Employment Agreement with Linda Kelley dated June 18, 2012 |
| 10.36 (20) | Amendment dated October 29, 2013, amending Employment Agreement with Linda Kelley dated June 18, 2012 |
| 10.37 (21) | Certificate of Designation of Series A Junior Participating Preferred Stock of Cryo-Cell International, Inc. |
| 10.38 (22) | Asset Purchase Agreement by and between Cytomedical Design Group LLC and Cryo-Cell International, Inc. dated June 15, 2015 |
| 10.39 (21) | Rights Agreement dated December 5, 2014 |
| 10.40 (23) | Amendment No. 1 to Asset Purchase Agreement dated June 30, 2015 |
| 10.41 (24) | Third Lease Amendment by and between the Company and EJB Brooker Creek, LLC., dated January 12, 2016. |
| 10.42 (25) | Amended and Restated Employment Agreement with David Portnoy dated December 1, 2015 |
| 10.43 (25) | Amended and Restated Employment Agreement with Mark Portnoy dated December 1, 2015 |
| 10.44 (26) | Amendment Agreement with Oleg Mikulinsky dated December 1, 2015. |
| 10.45 (27) | Stock Purchase Agreement dated June 16, 2016. |
| 10.46 (28) | 2012 Equity Incentive Plan. |
| 10.47 (29) | Amended and restated Employment Agreement with David Portnoy dated March 8, 2018. |
| 10.48 (29) | Amended and restated Employment Agreement with Mark Portnoy dated March 8, 2018. |
| 10.49 (30) | Amended Agreement with Oleg Mikulinsky effective December 1, 2017. |
| 10.50 (31) | Second Amendment to Credit Agreement with Texas Capital Bank dated June 11, 2018. |
| 10.51 (31) | Second Amended and Restated Promissory Note dated June 11, 2018 |
| 10.52 (32) | Retrospective Amendments to the 2000 Stock Incentive Plan |
| 10.53 (32) | Retrospective Amendments to the 2006 Stock Incentive Plan |
| 10.54 (32) | 2012 Amended and Restated Equity Incentive Plan |
| 10.55 (33) | Patent Option Agreement |
| 10.56 (34) | 2020 Employment Agreement for David Portnoy |
| 10.57 (34) | 2020 Employment Agreement for Mark Portnoy |
| 10.58 (35) | 2021 Employment Agreement for Oleg Mikulinsky |
| 10.59 (36) | First Amendment to License Agreement |
| 10.60 (37) | 2022 Equity Incentive Plan |
| 10.61 (38) | Credit Agreement among Cryo-Cell International, Inc. and Susser Bank |
| 10.62 (38) | Amendment to the Credit Agreement with Susser Bank |

| Exhibit No. | Description |
|---|---|
| 10.63 (39) | 2022 Employment Agreement for David Portnoy |
| 10.64 (39) | 2022 Employment Agreement for Mark Portnoy |
| 10.65 (40) | Second Amendment to License Agreement |
| 10.66 | Third Amendment to Credit Agreement |
| 24 | Power of Attorney (included on signature page) |
| 31.1 | Certification of Co-CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Co-CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.3 | Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Clawback Policy |
| 101.INS | Inline XBRL Instance Document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents |
| 104 | Cover Page Interactive Date File (embedded within the Inline XBRL document) |

(1)  Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2002.
(2)  Incorporated by reference to the Company's Current Report on Form 8-K filed on December 11, 2018.
(3)  Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2002.
(4)  Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2004.
(5)  Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed for the quarter ended August 31, 2005.
(6)  Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2005.
(7)  Incorporated to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2006.
(8)  Incorporated by reference to Annex B to the Definitive Proxy Statement filed June 1, 2006.
(9)  Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2007.
(10) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 8, 2007.
(11) Incorporated by reference to the Company's Current Report on Form 8-K filed on January 25, 2008.
(12) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
(13) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008.
(14) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2008.
(15) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 7, 2011.
(16) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 17, 2012.
(17) Incorporated by reference to the Company's Current Report on Form 8-K filed on March 9, 2012
(18) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2013.
(19) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 27, 2014.

(20) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended November 30, 2013.
(21) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 3, 2014.
(22) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 19, 2015
(23) Incorporated by reference to the Company's Current Report on Form 8-K filed on July 16, 2015
(24) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended November 30, 2015
(25) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 19, 2016.
(26) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 20, 2016.
(27) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 24, 2016.
(28) Incorporated by reference to Appendix B to the proxy statement for the Annual Meeting of Stockholders of the Company (Commission File No. 000-23386), filed by the Company under the Exchange Act with the Commission on June 21, 2012.
(29) Incorporated by reference to the Company's Current Report on Form 8-K filed March 13, 2018.
(30) Incorporated by reference to the Company's Current Report on Form 8-K filed May 24, 2018.
(31) Incorporated by reference to the Company's Current Report on Form 8-K filed June 15, 2018.
(32) Incorporated by reference the proxy statement for the Annual Meeting of Stockholders of the Company (Commission File No. 000-23386), filed by the Company under the Exchange Act with the Commission on October 29, 2019.
(33) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 11, 2020.
(34) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 30, 2021.
(35) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 4, 2021.
(36) Incorporated by reference to the Company's Current Report on Form 10-K for the year ended November 30, 2021.
(37) Incorporated by reference to the Company's Current Report on Form 10-Q for the quarter ended February 28, 2022.
(38) Incorporated by reference to the Company's Current Report on Form 10-Q for the quarter ended August 31, 2022.
(39) Incorporated reference to the Company's Current Report on Form 8-K filed December 29, 2022.
(40) Incorporated reference to the Company's Current Report on Form 10-K filed February 28, 2023.


## ITEM 16. FORM 10-K SUMMARY.

Not applicable.


**SIGNATURES**


Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.


**CRYO-CELL INTERNATIONAL, INC.**

By: /s/ David Portnoy
David Portnoy, Co-Chief Executive Officer


Dated: February 28, 2024


**POWER OF ATTORNEY**


Each of the undersigned officers and directors of Cryo-Cell International, Inc., hereby constitutes and appoints David Portnoy, Mark Portnoy and Jill Taymans, each their true and lawful attorneys-in-fact and agents, for them and in their name, place and stead, in any and all capacities, to sign their names to any and all amendments to this Report on Form 10-K, and other related documents, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys, full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and the undersigned for himself or herself hereby ratifies and confirms all that said attorney shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /s/ David Portnoy<br>David Portnoy | Chairman of the Board and Co-Chief Executive Officer (principal executive officer) | February 28, 2024 |
| /s/ Mark Portnoy<br>Mark Portnoy | Co-Chief Executive Officer | February 28, 2024 |
| /s/ Jill Taymans<br>Jill Taymans | Chief Financial Officer (principal financial and accounting officer) | February 28, 2024 |
| /s/ Harold Berger<br>Harold Berger | Director | February 28, 2024 |
| /s/ Daniel Mizrahi<br>Daniel Mizrahi | Director | February 28, 2024 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

# THIRD AMENDMENT TO CREDIT AGREEMENT

THIS THIRD AMENDMENT TO CREDIT AGREEMENT (this "*Amendment*") is executed as of November 28, 2023 to be effective as of August 31, 2023, between **CRYO-CELL INTERNATIONAL, INC.**, a Delaware corporation ("*Borrower*"), **SUSSER BANK**, a Texas State Bank, as administrative agent ("*Administrative Agent*"), and each of the Lenders party hereto.

A.      Borrower, Administrative Agent, and Lenders are party to that certain Credit Agreement dated as of July 18, 2022 (as modified, amended, renewed, extended, and restated, the "*Credit Agreement*").

B.      Borrower Administrative Agent, and Lenders have agreed, upon the following terms and conditions, to amend the Credit Agreement, subject to the terms and conditions hereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.      **Terms and References**. Unless otherwise stated in this Amendment (a) terms defined in the Credit Agreement have the same meanings when used in this Amendment, and (b) references to "*Sections*" are to the Credit Agreement's sections.

2.      **Amendments to Credit Agreement.**

(a)      *Section 1.1* of the Credit Agreement is hereby amended to delete the definition of "*Adjusted EBITDA*" in its entirety and replace such definition with the following:

"*Adjusted EBITDA*" means, for any Person and for any applicable period of determination thereof, an amount equal to (a) EBITDA, *minus* (b) amounts received with respect to any royalty sharing agreements (to the extent included in the calculation of EBITDA), *plus* (or *minus*) (c) change in deferred revenue.

(b)      *Section 1.1* of the Credit Agreement is hereby amended to add the following new definition in the correct alphabetical order:

"*Cash Flow*" means (a) Adjusted EBITDA, *minus* (b) cash income taxes paid, *minus* (c) the sum of distributions, dividends (other than the Special Dividend) and maintenance cap expense (to the extent not already deducted in the calculation of EBITDA), *minus* (d) Cash Interest Expense actually paid to Duke University pursuant to the Patent and Technology License Agreement dated February 23, 2021 between Borrower and Duke University.

(c)      *Section 8.2* of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Section 8.2      **Debt Service Coverage Ratio**. Borrower shall not permit, as of the last day of any fiscal quarter, commencing with the fiscal quarter ending August 31, 2022, the ratio of (a) Cash Flow for the Test Period then ended, to (b) Debt Service, in each case for Borrower and its Subsidiaries, on a consolidated basis in accordance with GAAP, to be less than 1.25 to 1.0.

(d)      *Exhibit B* of the Credit Agreement is hereby deleted in its entirety and replaced with *Exhibit B* attached hereto.

3.      **Amendments to Other Loan Documents**.

(a)      All references in the Loan Documents to the Credit Agreement shall henceforth include references to the Credit Agreement, as modified and amended hereby, and as may, from time to time, be further amended, modified, extended, renewed, and/or increased.

**(b)** Any and all of the terms and provisions of the Loan Documents are hereby amended and modified wherever necessary, even though not specifically addressed herein, so as to conform to the amendments and modifications set forth herein.

4. **Condition Precedent**. This Amendment shall not be effective until (a) Administrative Agent receives this Amendment as executed by Borrower, Administrative Agent and Lenders, (b) Administrative Agent receives, in immediately available funds, (i) the estimated fees and expenses of Administrative Agent's counsel incurred in connection with this Amendment and (ii) all other fees and expenses payable by Borrower with respect to this Amendment as set forth a fee letter between Borrower and Administrative Agent, (c) all representations and warranties set forth in this Amendment are true and correct, and (d) both before and after giving effect to this Amendment, no Default exists.

5. **Ratifications**. Borrower (a) ratifies and confirms all provisions of the Loan Documents as amended by this Amendment, (b) ratifies and confirms that all guaranties, assurances, and Liens granted, conveyed, or assigned to Administrative Agent, for the benefit of Lenders, under the Loan Documents are not released, reduced, or otherwise adversely affected by this Amendment and continue to guarantee, assure, and secure full payment and performance of the present and future Obligations, and (c) agrees to perform such acts and duly authorize, execute, acknowledge, deliver, file, and record such additional documents, and certificates as Administrative Agent may request in order to create, perfect, preserve, and protect those guaranties, assurances, and Liens.

6. **Confirmation.** Borrower hereby confirms (a) the debts, duties, obligations, liabilities, rights, titles, security interests, liens, powers, and privileges existing by virtue of the Loan Documents, (b) that the indebtedness secured by each of the Loan Documents includes, among other indebtedness, the Obligations, and (c) that the liens and security interests in the Collateral created under the Loan Documents secure, among other indebtedness, Borrower' obligations under the Credit Agreement and other Loan Documents, and all modifications, amendments, renewals, extensions, and restatements thereof.

7. **Representations.** Borrower represents and warrants to Administrative Agent and Lenders that as of the date of this Amendment: (a) this Amendment has been duly authorized, executed, and delivered by Borrower; (b) no action of, or filing with, any governmental authority is required to authorize, or is otherwise required in connection with, the execution, delivery, and performance by Borrower of this Amendment; (c) the Loan Documents, as amended by this Amendment, are valid and binding upon Borrower, and are enforceable against Borrower in accordance with their respective terms, except as limited by debtor relief laws; (d) the execution, delivery, and performance by Borrower of this Amendment do not require the consent of any other Person and do not and will not constitute a violation of any laws, agreements, or understandings to which any Borrower is a party or by which Borrower is bound; (e) all representations and warranties in the Loan Documents are true and correct in all material respects immediately prior to, and after giving effect to, this Amendment; and (f) prior to and after giving effect to this Amendment, no Default exists.

8. **Consent**. For certain periods prior to the effective date of this Amendment (such periods collectively, the "***Prior Calculation Periods***"), Borrower calculated the debt service coverage ratio as set forth in ***Section 8.2*** of the Credit Agreement (as in effect prior to the effective date of this Amendment), using an Adjusted EBITDA calculation that differed from the calculation that would have resulted from the actual definition of Adjusted EBITDA in effect during the Prior Calculation Periods (collectively, the "***Revised Adjusted EBITDA Calculation***"). Borrower has requested that Administrative Agent and Lenders consent to the use of the Revised Adjusted EBITDA Calculation during the Prior Calculation Periods.

By their execution hereof, Administrative Agent and Lenders hereby consent to the use of the Revised Adjusted EBITDA Calculation during the Prior Calculation Periods. The consent hereby granted by Administrative Agent and Lenders does not (a) constitute a waiver or modification of any other terms or provisions set forth in the Credit Agreement or any other Loan Document and shall not impair any right that Administrative Agent or any

Lender may now or hereafter have under or in connection with the Credit Agreement or any other Loan Document, or (b) impair Administrative Agent's or any Lender's rights to insist upon strict compliance with the Credit Agreement, or the other Loan Documents. The Loan Documents continue to bind and inure to Borrower, Administrative Agent, and Lenders, and each of their respective successors and permitted assigns.

9. **Miscellaneous.** Unless stated otherwise (a) the singular number includes the plural and *vice versa* and words of any gender include each other gender, in each case, as appropriate, (b) headings and captions may not be construed in interpreting provisions, (c) this Amendment must be construed — and its performance enforced — under Texas law (without reference to applicable rules of conflicts of Laws), (d) if any part of this Amendment is for any reason found to be unenforceable, all other portions of it nevertheless remain enforceable, and (e) this Amendment may be executed in any number of counterparts with the same effect as if all signatories had signed the same document, and all of those counterparts must be construed together to constitute the same document.

10. **Electronic Signatures**. This Amendment and any document, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to this Amendment (each a "***Communication***"), including Communications required to be in writing, may be in the form of an Electronic Record and may be executed using Electronic Signatures. Borrower agrees that any Electronic Signature on or associated with any Communication shall be valid and binding on Borrower to the same extent as a manual, original signature, and that any Communication entered into by Electronic Signature, will constitute the legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered. Any Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by Administrative Agent and each of the Lenders of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. Administrative Agent and each of the Lenders may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record ("***Electronic Copy***"), which shall be deemed created in the ordinary course of such Person's business, and destroy the original paper document. All Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by Administrative Agent pursuant to procedures approved by it (such agreement not to be unreasonably withheld); *provided, further*, without limiting the foregoing, (i) to the extent Administrative Agent has agreed to accept such Electronic Signature, Administrative Agent and each of the Lenders shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of Borrower without further verification and (ii) upon the request of Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by such manually executed counterpart. For purposes hereof, "Electronic Record" and "Electronic Signature" shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

10. **ENTIRETIES. THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES ABOUT THE SUBJECT MATTER OF THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.**

11. **Parties.** This Amendment binds and inures to Borrower, Administrative Agent, Lenders, and their respective successors and assigns.

*[Remainder of Page Intentionally Left Blank; Signature Pages to Follow]*

EXECUTED as of the date first stated above.


**BORROWER:**

**CRYO-CELL INTERNATIONAL, INC.**, a Delaware corporation

By: /s/ David Portnoy
    David I. Portnoy
    Co-Chief Executive Officer


**ADMINISTRATIVE AGENT:**

**SUSSER BANK**, a Texas State Bank

By: /s/ Chris Wheeler
    Chris Wheeler
    President, Austin Region


**LENDERS:**

**SUSSER BANK**, a Texas State Bank, as Lender

By: /s/ Chris Wheeler
    Chris Wheeler
    President, Austin Region

## FORM OF COMPLIANCE CERTIFICATE

FOR QUARTER/YEAR ENDED _____ (THE "***SUBJECT PERIOD***")
ADMINISTRATIVE AGENT: Susser Bank, a Texas State bank
BORROWER: Cryo-Cell International, Inc., a Delaware corporation

      This Compliance Certificate (this "***Certificate***") is delivered under the Credit Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "***Credit Agreement***") dated as of July 18, 2022, by and among Cryo-Cell International, Inc., a Delaware corporation ("***Borrower***"), the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Administrative Agent. Capitalized terms used in this Certificate shall, unless otherwise indicated, have the meanings set forth in the Credit Agreement. The undersigned hereby certifies to Administrative Agent and Lenders as of the date hereof that:

      (a)     he/she is the _____ of Borrower, and that, as such, he/she is authorized to execute and deliver this Certificate to Administrative Agent on behalf of Borrower;

      (b)     he/she has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and condition (financial or otherwise) of Borrower and its Subsidiaries during the Subject Period;

      (c)     during the Subject Period, each Loan Party has performed and observed each covenant and condition of the Loan Documents applicable to it and no Default or Event of Default currently exists or has occurred which has not been cured or waived by Required Lenders or all Lenders, as required by the Loan Documents;

      (d)     the representations and warranties of each Loan Party contained in *Article 5* of the Credit Agreement, and any representations and warranties of any Loan Party that are contained in any document furnished at any time under or in connection with the Loan Documents, are true and correct in all material respects (without duplication of materiality) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (without duplication of materiality) as of such earlier date, and except that for purposes of this Certificate, the representations and warranties contained in *Section 5.2* of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to *Section 6.1* of the Credit Agreement, including the statements in connection with which this Certificate is delivered;

      (e)     the financial statements of Borrower attached to this Certificate were prepared in accordance with GAAP, and present, on a consolidated basis, fairly and accurately, in all material respects (without duplication of any materiality qualifiers), the financial condition and results of operations of Borrower and its Subsidiaries as of the end of and for the Subject Period;

      (f)     the financial covenant analyses and information set forth below are true and accurate on and as of the date of this Certificate;

      (g)     attached hereto are updates to all Schedules to the Security Documents to the extent that information contained in such Schedules has become inaccurate or incomplete since delivery thereof and such Schedules are required to be updated from time to time pursuant to the terms of the applicable Security Document;

      (h)     Except as set forth below, the management of Borrower and the ownership and management of each other Loan Party has not changed since the Closing Date or the date of the Compliance Certificate most recently delivered to Administrative Agent, as applicable:

(i)     the status of compliance by each Loan Party with certain covenants of the Credit Agreement at the end of the Subject Period is as set forth below.

|  | **In Compliance as of End of Subject Period (*Please Indicate*)** | |
|---|---|---|
| 1. **Leverage Ratio** | Yes | No |
| Maximum Leverage Ratio of 3.50 to 1.0 at end of Subject Period. (Defined as the ratio of (a) all Debt of Borrower and its Subsidiaries *to* Adjusted EBITDA; calculated on a rolling 4 quarter basis) | | |
| Actual Leverage Ratio calculation: _____ to 1.0 | | |
| 2. **Debt Service Coverage Ratio** | Yes | No |
| Minimum of 1.25 to 1.00 at end of Subject Period (Defined as the ratio of (a) Cash Flow *to* Debt Service; calculated on a rolling 4 quarter basis). | | |
| Actual Debt Service Coverage Ratio calculation: _____ to 1.0 | | |

**IN WITNESS WHEREOF**, the undersigned has executed this Certificate as of _____, 20__.


**CRYO-CELL INTERNATIONAL, INC.**, a
Delaware corporation

By: _____
    Name:
    Title:


**EXHIBIT 31.1**

CERTIFICATION OF CO-CHIEF EXECUTIVE OFFICER

I, David Portnoy, certify that:

1. I have reviewed this annual report on Form 10-K of Cryo-Cell International, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting;

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: February 28, 2024

/s/ David Portnoy
David Portnoy

**EXHIBIT 31.2**

## CERTIFICATION OF CO-CHIEF EXECUTIVE OFFICER

I, Mark Portnoy, certify that:

1. I have reviewed this annual report on Form 10-K of Cryo-Cell International, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting;

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: February 28, 2024

/s/ Mark Portnoy
Mark Portnoy

**EXHIBIT 31.3**

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Jill M. Taymans, certify that:

1.  I have reviewed this annual report on Form 10-K of Cryo-Cell International, Inc. (the "Registrant");

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting;

5.  The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: February 28, 2024

/s/ Jill M. Taymans
_____
Jill M. Taymans

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cryo-Cell International, Inc. (the "Company") on Form 10-K for the year ended November 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Portnoy, Co-Chief Executive Officer of the Company, I, Mark Portnoy, Co-Chief Executive Officer of the Company and I, Jill M. Taymans, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Portnoy
_____

David Portnoy
Co-Chief Executive Officer

February 28, 2024

/s/ Mark Portnoy
_____

Mark Portnoy
Co-Chief Executive Officer

February 28, 2024

/s/ Jill M. Taymans
_____

Jill M. Taymans
Vice President, Finance, Chief Financial Officer

February 28, 2024

# CRYO-CELL INTERNATIONAL, INC.
## CLAWBACK POLICY

## Introduction

The Board of Directors (the "**Board**") of Cryo-Cell International, Inc. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has, therefore, adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities laws (the "**Policy**"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") as well as Section 811 of the NYSE American Company Guide.

## Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

## Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and Section 811 of the NYSE American Company Guide on which the Company's securities are listed, and such other senior executives who may from time to time be deemed subject to the Policy by the Board ("**Covered Executives**").

## Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material non-compliance with any financial reporting requirements under the securities laws, the Board will require reimbursement or forfeiture of any Excess Incentive Compensation, as defined below, received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

## Incentive Compensation

For purposes of this Policy, "**Incentive Compensation**" means any of the following; provided that such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

- Annual bonuses and other short- and long-term cash incentives,
- Stock options,
- Stock appreciation rights,
- Restricted stock,
- Restricted stock units,
- Performance shares, and/or
- Performance units.

Financial reporting measures include:

- Company stock price,

- Total stockholder return,

- Revenues,

- Net income,

- Earnings before interest, taxes, depreciation, and amortization (EBITDA).

- Funds from operations,

- Liquidity measures such as working capital or operating cash flow,

- Return measures such as return on invested capital or return on assets, and/or

- Earnings measures such as earnings per share.

## Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board (such amount, the "**Excess Incentive Compensation**").

If the Board cannot determine the amount of Excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

If the Board makes its determination based on a reasonable estimate, the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company's securities are listed.

## Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping the Excess Incentive Compensation hereunder, which may include, without limitation:

(a) requiring reimbursement of cash Excess Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

If the Board determines to require that the Covered Executive reimburse the Company for any Excess Incentive Compensation, the Covered Executive shall so reimburse the Company within thirty (30) days of receiving notice of the Board's decision or within such longer period of time as reasonably determined by the Board. If the Covered Executive does not timely comply, the Board, on behalf of the Company, may pursue any other legal method for recouping the Excess Incentive Compensation.

## No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

**Interpretation**

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the NYSE American on which the Company's securities are listed.

**Effective Date**

This Policy shall be effective as of the date it is adopted by the Board (the "**Effective Date**") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

**Amendment; Termination**

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the NYSE American. The Board may terminate this Policy at any time.

**Other Recoupment Rights**

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company.

**Impracticability**

The Board shall recover any Excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the NYSE American on which the Company's securities are listed.

**Successors**

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Approved by the Board of Directors and Effective on November    , 2023.

**CRYO-CELL INTERNATIONAL, INC. CLAWBACK POLICY**

**ACKNOWLEDGEMENT FORM**

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of Cryo-Cell International, Inc. (the "Company") Clawback Policy (the "Policy").

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment or service with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner consistent with, the Policy.

EXECUTIVE OFFICER



_____

Print Name:   David Portnoy

Date:     November 14, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]